# 2022
# Annual
# Report



methanex
the power of agility




## TABLE OF CONTENTS

## *Methanex Corporation*

is the world's largest producer and supplier of methanol to major international markets in Asia Pacific, North America, Europe and South America. Our methanol production sites are located in the United States, New Zealand, Trinidad, Chile, Egypt and Canada. Our primary objective is to create value through our leadership in the global production, marketing and delivery of methanol to customers.

Methanol is a clear, biodegradable liquid commodity chemical that is a key ingredient in a variety of chemical derivatives, and serves as a building block to produce a multitude of everyday consumer and industrial items. Methanol is also used in an increasing number of energy-related applications and is an innovative, cleaner-burning alternative fuel.

methanex
the power of agility

# Methanex – Global Methanol Industry Leader



ASIA
Beijing
Seoul
Shanghai
Hong Kong
Tokyo
Medicine Hat
Vancouver
NORTH AMERICA
Dallas
Geismar
Trinidad
SOUTH AMERICA
Santiago
Punta Arenas
New Plymouth
EUROPE
Brussels
MIDDLE EAST
Damietta
Dubai
Cairo
AFRICA
Production Sites
Global Office Locations
Distribution Terminals and Storage Facilities
Shipping Lanes


## Global Production Facilities

Methanex's global production sites are strategically positioned to supply every major global market.

### United States
Our two plants in Geismar, Louisiana, have the capability to serve customers in all major methanol markets. A third plant in Geismar is under construction with commercial operations expected in the fourth quarter of 2023.

### New Zealand
Our New Zealand production site supplies methanol primarily to customers in Asia Pacific. We have three plants in New Zealand: Motunui 1, Motunui 2 and Waitara Valley. The Waitara Valley plant is currently idled indefinitely.

### Trinidad
Our Trinidad production site supplies methanol to all major methanol markets. We have two plants in Trinidad: Atlas (Methanex interest 63.1%) and Titan. The Titan plant is currently idled indefinitely.

### Chile
Our Chile production site supplies methanol to customers in South America and Asia Pacific. We have two plants in Chile: Chile I and Chile IV.

### Egypt
Our Egypt plant (Methanex interest 50%) is located on the Mediterranean Sea and primarily supplies methanol to the domestic and European market, but can also supply markets in Asia.

### Canada
Our plant in Medicine Hat, Alberta, supplies methanol to customers in North America.

## Global Supply Chain

Methanex has an extensive global supply chain and distribution network of terminals and storage facilities throughout Asia Pacific, North America, Europe and South America. Methanex's Waterfront Shipping subsidiary operates the largest methanol ocean tanker fleet in the world. The fleet forms a seamless transportation network dedicated to keeping an uninterrupted flow of methanol moving to storage terminals and customers' plant sites around the world.

## Our Responsible Care Commitment

The Responsible Care Ethic and Principles for Sustainability are foundational to everything we do. This United Nations-recognized chemical industry initiative informs the governance and management of our environmental and social matters. It includes our commitment to environmental protection (including GHG emissions), health and safety (occupational and process safety), physical security and product stewardship, business continuity and crisis management, and our social responsibility program and strategy.

## 2022 Financial Highlights *(U.S.$ millions, except where noted)*

| | **2022** | 2021 | 2020 | 2019 | 2018 |
|---|---|---|---|---|---|
| **Operations** | | | | | |
| Revenue [1] | **4,311** | 4,415 | 2,650 | 3,284 | 4,483 |
| Net income (loss) (attributable to Methanex shareholders) [3] | **354** | 482 | (157) | 88 | 569 |
| Adjusted net income (loss) [2][3] | **343** | 460 | (123) | 71 | 556 |
| Adjusted EBITDA [2][3] | **932** | 1,108 | 346 | 566 | 1,071 |
| Cash flows from operating activities | **987** | 994 | 461 | 515 | 980 |
| **Diluted per Share Amounts (U.S.$ per common share)** | | | | | |
| Net income (loss) (attributable to Methanex shareholders) [3] | **4.86** | 6.13 | (2.06) | 1.01 | 6.92 |
| Adjusted net income (loss) [2][3] | **4.79** | 6.03 | (1.62) | 0.93 | 6.86 |
| **Financial Position** | | | | | |
| Cash and cash equivalents | **858** | 932 | 834 | 417 | 256 |
| Total assets [3] | **6,631** | 6,090 | 5,696 | 5,197 | 4,609 |
| Long-term debt, including current portion | **2,152** | 2,158 | 2,363 | 1,769 | 1,458 |
| Net debt to capitalization [2][4] | **35%** | 39% | 51% | 45% | 40% |
| **Other Information** | | | | | |
| Average realized price (U.S.$ per tonne) [5] | **397** | 393 | 247 | 295 | 405 |
| Total sales volume (000s tonnes) | **10,774** | 11,184 | 10,740 | 11,134 | 11,208 |
| Sales of Methanex-produced methanol (000s tonnes) | **6,141** | 6,207 | 6,704 | 7,611 | 7,002 |
| Total production (000s tonnes) | **6,118** | 6,514 | 6,614 | 7,589 | 7,211 |



**Adjusted EBITDA + Average Realized Methanol Price**



**Production** *(thousands of tonnes)*

[1] Revenue for 2018 has been restated for the recognition of revenue on Atlas produced methanol.

[2] The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, and Net debt to capitalization throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the *Non-GAAP Measures* section on page 44 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

[3] Net income (loss) attributable to Methanex shareholders, Adjusted net income (loss), Adjusted EBITDA and total assets from 2019 and onwards include the adoption of IFRS 16. The 2018 figures have not been adjusted for IFRS 16.

[4] Defined as total debt less cash and cash equivalents divided by the sum of total equity and total debt less cash and cash equivalents (including 100% of debt related to the Egypt methanol facility).

[5] The Company has used Average realized price ("ARP") throughout this document. This is a non-GAAP ratio that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. ARP is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol. It is used by management to assess the realized price per unit of methanol, and is relevant in a cyclical commodity environment where revenue can fluctuate widely in response to market prices.

# President's Message to Shareholders

**DEAR FELLOW SHAREHOLDERS,**

I'm honoured to have stepped into the role of President and CEO at Methanex and be responsible for leading over 1,400 talented team members who have worked together diligently to deliver another year of excellent performance including outstanding safety results and strong financial performance.

I want to thank John Floren, our outgoing President and CEO, along with other outgoing members of the Executive Leadership Team, for their dedicated leadership and significant contributions to the execution of our strategy over many years. We are well positioned as the industry leader with a global asset portfolio and supply chain that will be further strengthened in 2023 with the Geismar 3 (G3) plant poised to come on line later this year.

**Looking back at 2022**

The safety of our team members is my top priority and our commitment to Responsible Care is a core element of our culture and embedded in everything we do. In 2022, we were named Canada's Safest Chemistry Employer and received our eighth consecutive global Responsible Care verification. We safely completed major planned turnarounds in New Zealand and Egypt and completed over four million hours on the G3 project with no Days Away From Work cases in 2022. These significant accomplishments are the result of the team's continued dedication to putting safety first.

Despite macroeconomic headwinds in 2022, we generated strong adjusted EBITDA of $932 million and adjusted net income per share of $4.79. We returned almost $300 million to shareholders through our regular dividend and the repurchase of 5.6 million common shares. Throughout 2022, we progressed the G3 project safely, on time and on budget. The project is significantly de-risked and we are excited for G3 to start up in the fourth quarter of 2023 and believe it will strengthen our asset portfolio and cash generation capability.

Natural gas is the largest component of our cost structure, and our gas strategy is designed to ensure we have gas contracts or hedges in place that will allow us to be profitable throughout the methanol price cycle. In 2022, global natural gas prices significantly increased and our gas hedging strategy in North America resulted in our cost structure being approximately $150 million lower compared to being fully exposed to spot gas pricing.

In 2022, we embedded sustainability into our strategy alongside Responsible Care to reflect our focus on the transition to a low-carbon economy in our business. We view our sustainability commitments, targets and performance as integral to our accountability to all our stakeholders and are proud of how we performed in 2022. Some of the highlights include:

- Advancing a feasibility study on carbon capture and storage for our North American locations, leading us to prioritize our Geismar site.

- Assessing and planning for carbon-reduction projects at our existing facilities, including committing to a multimillion-dollar investment to reduce greenhouse gas emissions in New Zealand.

- Continuing to grow new markets for methanol, including entering into a sales agreement for carbon-neutral methanol and having our subsidiary Waterfront Shipping take delivery of five more dual-fuel vessels.

For more information on Methanex's sustainability performance and commitments, please read our 2022 Sustainability Report https://www.methanex.com/sustainability/sustainability-reports.

**Looking ahead to 2023 and beyond**

Looking forward, safety will continue to be our top priority. We will work together to improve our safety performance and strive to meet our goal of zero harm.

As we head into 2023, we are well-positioned to navigate ongoing macroeconomic risks with a proven strategy of global methanol leadership, a growing production base with the G3 project coming online and a strong balance sheet. The G3 project is fully funded with cash on our balance sheet and we continue to generate strong cash flow from our existing assets with 85% of our gas needs in North America hedged in 2023.

Methanol market fundamentals remain solid, with balanced industry supply and demand fundamentals and a high global energy price environment supporting the methanol cost curve and strong industry pricing. Global methanol demand continues to grow in 2023 and there are no major planned capacity additions this year, outside of China, other than our G3 plant. There is significant demand upside in the medium term with momentum growing for methanol as a marine fuel. Interest from the marine industry and orders for dual-fuel vessels able to run on methanol continue to grow. Based on existing dual-fuel ships and orders to date, demand potential will grow from approximately 300,000 tonnes today to three million tonnes by 2027. We will continue to actively support the adoption of methanol as a marine fuel and work closely with the shipping industry to accelerate this fuel transition. To ensure we are well-positioned in this developing area we've established a new role on the Executive Leadership Team of Senior Vice President, Low Carbon Solutions, who will be focused on capitalizing on the demand and supply opportunities for low carbon methanol.

In 2023, we will continue to focus on improving our asset portfolio and strengthening our global leadership position. Completing the G3 project on time and on budget is a key focus along with pursuing opportunities to increase production at our existing assets in Trinidad, Chile and New Zealand through securing additional economic natural gas feedstock. Looking beyond 2023 our cash flow generation capability will be significantly enhanced by G3 production. At an average realized price of $375 per tonne and $4.00 per mmbtu natural gas we will generate incremental Adjusted EBITDA of approximately $250 million per year with G3 operating at full rates. Our capital allocation priorities remain the same: maintain our business, pursue value-accretive growth opportunities and continue our strong track record of returning excess cash to shareholders through flexible share buybacks and a regular dividend.

I am optimistic about our future as the industry leader with global scale, an advantaged and growing portfolio, and increasing cash flow capability. I would like to thank our team members around the world and our Board of Directors for their ongoing commitment and support of our strategy. Our strong operational and financial results reflect the power of our global team. Together we will tackle new challenges, deliver sustainable solutions for our customers and build value for all of our stakeholders.

**Rich Sumner**
President & Chief Executive Officer

# Chair's Message to Shareholders

**DEAR FELLOW SHAREHOLDERS,**

The beginning of January marked a change in Methanex leadership as John Floren, our President and CEO since 2013, retired and was succeeded by Rich Sumner. Overseeing the transition of President and CEO is often considered the most important responsibility of a board of directors. Managing the succession requires a thoughtful process that starts years in advance of any change.

The Methanex Board annually reviews talent within the Company and gives thought to future potential CEO candidates. The breadth of talent within Methanex is evident throughout all parts of the organization. Using an outside consultant, the Board agreed upon a candidate profile based on the Company's strategic priorities and forced ranked the required competencies, traits and experiences. High-priority competencies included strategic vision, along with the ability to manage ambiguity and create an environment where team members are highly motivated to achieve Methanex's objectives.

Many years ago, several internal CEO candidates were identified, and development plans were put in place for each. Candidates regularly met with Methanex's CEO to discuss their development and had regular exposure to the Board. The Human Resources Committee regularly reviewed the progress made by each candidate on their development plan and then reported to the Board for further discussion.

Although the Board proactively considered whether it was necessary to conduct an external CEO search, by late 2021 the Board felt confident that there were internal candidates who could excel in the CEO position. In January 2022, the Board agreed on a formal process for selecting the next Methanex CEO. As part of the process, candidates gave a series of presentations to Directors on a wide range of topics, including key business risks, strategic direction, the impact of the transition to a low-carbon economy, talent management and embedding a safety culture.

In July, Rich Sumner was identified as the preferred candidate and he was appointed at the September Board meeting. Rich has an extensive background at Methanex across Finance and Marketing & Logistics. He also had responsibility for executive oversight of our North America manufacturing operations, which includes our Geismar and Medicine Hat sites. Rich's strong strategic vision, compelling leadership style and proven team-building skills have enabled him to seamlessly transition into the CEO role.

As Chair of the Board, I ensured that each director's voice and input was heard and considered during the CEO selection process. Directors agreed not to communicate with each other about their preferred choice during the process so that each director could independently come to their own conclusions. At the end of the process the board was unanimous in its support for Rich as the next CEO of Methanex. I am confident that the CEO succession process was well-run and robust, and that it has provided Methanex with an outstanding leader.

In 2023, the Board will focus on ensuring a smooth transition and supporting Rich and his new executive team.

## Shareholder Engagement

The Board continues to actively engage with shareholders. Annually, myself (as Chair) and another director meet independently with shareholders. In 2022, Jim Bertram, Chair of the Human Resources Committee, and I met with shareholders to receive direct feedback on the Company's performance, executive compensation and governance issues. This year we specifically asked shareholders for their input on our executive compensation program following our say-on-pay vote, which received less support in 2022 than in previous years. The Company's actions in response to the comments we received are described in our Information Circular.

## John Floren's Retirement

In closing, I would like to thank John Floren, who retired as President and CEO, as well as from the Board. John's stellar leadership guided Methanex through numerous commodity cycles and through the challenges of managing through the pandemic. Among many highlights, John raised Methanex's safety performance and culture, oversaw the construction and commissioning of our Geismar 1 and 2 plants, and spearheaded the decision to build Geismar 3, which is scheduled to come online in the fourth quarter of 2023. On behalf of the entire Board of Directors, I wish John all the best in retirement.



**Doug Arnell**

Chair of the Board

# Management's Discussion and Analysis

**Index**

This Management's Discussion and Analysis ("MD&A") is dated March 10, 2023, and should be read in conjunction with our consolidated financial statements and the accompanying notes for the year ended December 31, 2022. Except where otherwise noted, the financial information presented in this MD&A is prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (the "IASB"). We use the United States dollar as our reporting currency and, except where otherwise noted, all currency amounts are stated in United States dollars. In this MD&A, a reference to the "Company" refers to Methanex Corporation and a reference to "Methanex," "we," "our" and "us" refers to the Company and its subsidiaries or any one of them as the context requires, as well as their respective interests in joint ventures and partnerships.

Throughout this document we use non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the Non-GAAP Measures section on page 44 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

Some of the historical price data and supply and demand statistics for methanol and certain other industry data contained in this MD&A are derived by the Company from industry consultants or from recognized industry reports regularly published by independent consulting and data compilation organizations in the methanol industry, including Chemical Market Analytics by OPIS, a Dow Jones company, Tecnon OrbiChem Ltd., Argus, ICIS, S&P Global Platts and Methanol Market Services Asia. Industry consultants and industry publications generally state that the information provided has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon in these reports.

As at March 9, 2023, we had 68,701,783 common shares issued and outstanding and stock options exercisable for 1,561,567 additional common shares.

Additional information relating to Methanex, including our Annual Information Form, is available on our website at www.methanex.com, the Canadian Securities Administrators' SEDAR website at www.sedar.com and on the United States Securities and Exchange Commission's EDGAR website at www.sec.gov.

## OVERVIEW OF THE BUSINESS

Methanol is a clear liquid commodity chemical that is predominantly produced from natural gas and is also produced from coal, particularly in China. Traditional chemical demand, which represents just over 50% of global methanol demand, is used to produce traditional chemical derivatives, including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a wide variety of industrial and consumer products. Demand for energy-related applications, which represents over 30% of global methanol demand, includes several applications including methyl tertiary-butyl ether ("MTBE"), fuel applications (including vehicle fuel, marine fuel and other thermal applications), di-methyl ether and biodiesel. Demand into methanol-to-olefins ("MTO") represents over 15% of global methanol demand. MTO plants produce light olefins which have wide applications in packaging, textiles, plastic parts and automotive components.

We are the world's largest producer and supplier of methanol to the major international markets in Asia Pacific, North America, Europe and South America. Our total annual operating capacity, including Methanex's interests in jointly owned plants, is currently 9.3 million tonnes and is located in the United States, New Zealand, Trinidad, Chile, Egypt, and Canada. In addition to the methanol produced at our sites, we purchase methanol produced by others under methanol offtake contracts and on the spot market. This gives us flexibility in managing our supply chain while continuing to meet customer needs and support our marketing efforts. We have marketing rights for 100% of the production from the jointly-owned plants in Trinidad and Egypt, which provides us with an additional 1.3 million tonnes per year of methanol offtake supply when the plants are operating at full capacity.

Refer to the *Production Summary* section on page 13 for more information.

**2022 Industry Overview & Outlook**

Methanol is a global commodity and our earnings are significantly affected by fluctuations in the price of methanol, which is directly impacted by changes in methanol supply and demand. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors, including: the strength of global and regional economies, industrial production levels, energy prices, pricing of end products, downstream capacity additions and government regulations and policies. Methanol industry supply is impacted by the cost of production, methanol industry operating rates and new methanol industry capacity additions.

**Demand**

We estimate that global methanol demand increased slightly to approximately 88 million tonnes in 2022. Traditional chemical demand decreased by approximately 1% year-over-year due to the slowdown in global economic growth and high energy costs. Demand into energy-related applications increased by approximately 2% year-over-year, driven by an increase in methyl tertiary-butyl (MTBE) and other fuel applications. Demand into methanol-to-olefins (MTO) increased by approximately 7% year-over-year driven by strong operating rates in the first half of the year, a new plant starting up in the third quarter, and the restart of an idle plant in November.

We believe that traditional chemical demand is influenced by the strength of global and regional economies and industrial production levels and that demand for energy-related applications will be influenced by energy prices, pricing of end products and government regulations and policies. The future operating rates and methanol consumption of MTO producers will depend on a number of factors, including pricing for their various final products, the degree of downstream integration of these units with other products, the impact of olefin industry feedstock costs, including naphtha, on relative competitiveness and plant maintenance schedules.

Ongoing regulatory changes as part of the global energy transition have led to a growing interest in methanol as a fuel due to its cleaner-burning attributes and potential to reduce greenhouse gas emissions.

There is growing interest in methanol as a marine fuel given its environmental benefits, wide availability, cost competitiveness and ease of use. When made from renewable sources, methanol can be carbon neutral on a life-cycle basis, providing a future-proof pathway to meet the decarbonization goals of the shipping industry. Approximately 60% of our long-term shipping fleet, or 18 vessels in total, have the capability to run on methanol. In 2022, many announcements were made by shipping companies for orders of dual-fueled vessels that can run on methanol. Based on existing dual fuel ships and orders to date, we expect that demand potential will grow from approximately 300,000 tonnes today to three million tonnes by 2027.

Methanol is also being used as a vehicle fuel in China. Methanol can be blended with gasoline in low quantities and used in existing vehicles and can be used in high-proportion blends such as M85 in flex-fuel vehicles or M100 in dedicated methanol-fueled vehicles. There is significant interest in high-level methanol fuel blends for M100 taxis and trucks (able to run on 100% methanol fuel) in China. There are approximately 27,000 taxis and 3,000 heavy-duty trucks in China, running on M100 fuel, representing approximately 800,000 tonnes of annual methanol demand. Other countries are in the assessment or near-commercial stage for using methanol as a vehicle fuel.

In China, stricter air quality emissions regulations in several provinces are leading to a phase-out of coal-fueled commercial boilers, kilns, and cooking stoves in favour of cleaner fuels, creating a growing market for methanol as an alternative fuel. We estimate that this growing demand segment already represents approximately five million tonnes of methanol demand. We continue to support various pilot projects and the development of operational and safety standards to support the commercialization of methanol as a thermal fuel for industrial boilers, kilns and cooking stoves.

**Supply**

Methanol is predominantly produced from natural gas and is also produced from coal, particularly in China. The cost of production is influenced by the availability and cost of raw materials, including coal and natural gas, freight costs, other operating and maintenance costs and government policies. An increase in economically competitive methanol supply, all else equal, can displace supply from higher cost producers and have a negative impact on methanol price.

Approximately two million tonnes of new annualized capacity, outside of China was introduced in 2022, including Sabalan in Iran (1.8 million tonnes) and Liberty One Methanol in the US (0.2 million tonnes). In China, we estimate that approximately three million tonnes of new production capacity was added in 2022, including coal-based Jiutai Line No. Two (1.8 million tonnes) and several small coke-oven-gas-based plants. The methanol industry ran at slightly lower operating rates in 2022 due to various planned and unplanned outages, limited feedstock availability in some regions and high energy prices making production uneconomic in certain regions.

In North America, we are building a 1.8 million tonne plant, the Geismar 3 project, which will be our third plant in Louisiana, with first methanol production expected in the fourth quarter of 2023. In Iran, the 1.8 million tonne Dena plant is under construction which is scheduled to be completed in the next few years although actual timing is uncertain. The completion of major projects as well as ongoing plant operating rates in Iran continue to be challenged due to the impact of ongoing sanctions, plant technical issues as well as ongoing natural gas constraints (particularly in the winter months). In Malaysia, a 1.8 million tonne plant is under construction with a scheduled start up in 2024. In China, there are planned capacity additions over the near-to-medium term which we expect will be somewhat offset by the closure of some small-scale, inefficient and older plants. Methanol production from new capacity built in China will likely be consumed in that country.

**Price**

The methanol business is a highly competitive commodity industry and future methanol prices will ultimately depend on the strength of global demand and methanol industry supply. Methanol demand and industry supply are driven by several factors as described above. Methanol prices have historically been, and are expected to continue to be, characterized by cyclicality.

Methanex's average realized price in 2022 was $397 per tonne compared to $393 per tonne in 2021.

**OUR STRATEGY**

Our primary objective is to create value through our leadership in the global production, marketing and delivery of methanol to customers. To achieve this objective we have a simple, clearly defined strategy: leadership, low cost and operational excellence. We pride ourselves in being a leader in Responsible Care (an operating ethic and set of principles for sustainability developed by the Chemistry Industry Association of Canada and recognized by the United Nations) to have a strategic focus on managing risks and proactive plans relating to personnel health and safety, environmental protection, community involvement, social responsibility, sustainability, security and emergency preparedness. Our brand differentiator "*The Power of Agility®*" defines our culture of flexibility, responsiveness and creativity that allows us to capitalize on opportunities quickly as they arise, and swiftly respond to customer needs.

**Leadership**

Leadership is a key element of our strategy. We are focused on creating value through our position as the leading producer and supplier in the global methanol industry, improving our ability to cost-effectively deliver methanol to customers and supporting both traditional and energy-related global methanol demand growth.

We are the leading producer and supplier of methanol to the major international markets in Asia Pacific, North America, Europe and South America. Our 2022 sales volume of 10.8 million tonnes of methanol represented approximately 12% of global methanol demand. This scale allows us the flexibility to meet customer needs across international markets. Our leadership position has also enabled us to play an important role in the methanol industry, which includes publishing Methanex reference prices that are used in each major market as the basis of pricing for our customer contracts.

The geographically diverse locations of our production sites allow us to deliver methanol cost-effectively to customers in all major global markets. We continue to invest in global distribution and supply infrastructure, which includes the world's largest methanol ocean tanker fleet and terminal capacity in all major international markets, enabling us to enhance value to customers by providing reliable and secure supply.

Another key component of our global leadership strategy is our ability to supplement methanol production with methanol purchased from third parties to give us flexibility in our supply chain to meet customer commitments. We purchase methanol through a combination of methanol offtake contracts and spot purchases. We manage the cost of purchased methanol by taking advantage of our global supply chain infrastructure, which allows us to purchase methanol in the most cost-effective region while still maintaining overall security of supply.

The Asia Pacific region continues to lead global methanol demand growth. We have storage capacity in China, South Korea, Japan and Singapore that allows us to cost-effectively manage supply to customers and we have offices in Shanghai, Beijing, Hong Kong, Tokyo, and Seoul to ensure customer service and industry positioning in the region. This enables us to participate in and improve our knowledge of the rapidly evolving and growing methanol markets in China and other Asian countries including the use of methanol as a clean-burning fuel.

## Low Cost

A low cost structure is an important competitive advantage in a commodity industry and is a key element of our strategy. Our approach to major business decisions is guided by a drive to improve our cost structure and create value for shareholders. The most significant components of total costs are natural gas for feedstock and distribution costs associated with delivering methanol to customers.

We manage our natural gas costs in two ways: through gas contracts linked to methanol price and through fixed price contracts. Our production facilities outside North America are largely underpinned by natural gas purchase agreements where the natural gas price is linked to methanol prices. This pricing relationship enables these facilities to be competitive throughout the methanol price cycle. In North America, we have fixed price contracts and hedges in place targeting minimum operating rate requirements of approximately 70% in the near-term, declining over time. For 2023, approximately 85% of our North American gas requirements are contracted at fixed prices. We purchase our remaining North American gas requirements through the spot market.

Our production facilities are well located to supply global methanol markets and we take a long-term approach to contracting shipping capacity to meet customer needs. Nonetheless, the cost to distribute methanol from production locations to customers is a significant component of total operating costs. These include costs for ocean shipping, in-market storage facilities and in-market distribution. We focus on identifying initiatives to reduce these costs, including optimizing the use of our shipping fleet, third-party backhaul arrangements and taking advantage of prevailing conditions in the shipping market by varying the type and term of ocean vessel contracts. Tanker shipping rates rose significantly in 2022 and our approach to managing distribution resulted in a lower cost structure compared to being fully exposed to spot shipping rates. We also look for opportunities to leverage our global asset position by entering into geographic product exchanges with other methanol producers to reduce distribution and transportation costs.

## Operational Excellence

We maintain a focus on operational excellence in all aspects of our business. This includes excellence in manufacturing and supply chain processes, marketing and sales, Responsible Care and financial management.

To differentiate ourselves from competitors, we strive to be the best operator and the preferred supplier to customers. We believe that reliability of supply is critical to the success of our customers' businesses and our goal is to deliver methanol reliably and cost-effectively. Our commitment to Responsible Care drives our adherence to the highest principles of health, safety, environmental stewardship, and social responsibility. We believe this commitment helps us achieve an excellent overall environmental and safety record and aligns our community involvement and social investments with our core values.

Product stewardship is a vital component of a Responsible Care culture and guides our actions through the complete life cycle of our product. We aim for the highest safety standards to minimize risk to employees, customers and suppliers as well as to the environment and the communities in which we do business. We promote the proper use and safe handling of methanol at all times through a variety of internal and external health, safety and environmental initiatives, and we work with industry colleagues to improve safety standards. We readily share technical and safety expertise with key stakeholders (including customers, end-users, suppliers, and logistics providers) through direct communication and active participation in local and international industry associations, seminars and conferences and online education initiatives.

In 2022, our strategy of operational excellence in financial management supported the construction of the Geismar 3 project to be funded from our cash balance, while continuing to return cash to shareholders through initiating a new share repurchase program and a regular dividend. As at December 31, 2022, we had strong liquidity with $858 million in cash and $600 million of undrawn back-up liquidity through our revolving and construction credit facilities, and no significant debt maturities until late 2024. We actively manage our liquidity and capital structure in light of changes to economic conditions, the underlying risks inherent in our operations and the capital requirements of our business.

**Environmental, Social & Governance ("ESG")**

We have embedded sustainability into our long-term strategy alongside our commitment to Responsible Care. We conducted an internal materiality assessment to prioritize the sustainability topics that are most relevant to our business and stakeholders. In a sustainability context, material topics are ESG topics that can significantly impact our business success and are of interest to our key stakeholders. These material topics are greenhouse gas ("GHG") emissions, transition to a low-carbon economy, employee and contractor safety, process safety, diversity and inclusion, and the societal benefits of methanol.

In 2021, we formalized accountability for sustainability by adding direct ESG-related responsibility within our executive team and established internal leadership teams with the responsibility to (i) evaluate emissions reduction opportunities, technologies and strategies in our manufacturing operations to reduce our GHG emissions and (ii) assess potential market-related impacts of a transition to a low-carbon economy and opportunities for lower-carbon methanol, including green methanol.

We believe that having a diverse team and an inclusive workplace creates a better culture, better decision making and a better company. In 2021, we established a Global Diversity & Inclusion Council made up of senior leaders from around the globe to lead the development of our Diversity & Inclusion Vision and Guiding Principles, and Strategic Priorities. Our Vision is to have an inclusive culture where diversity is valued, differences are embraced and everyone has the opportunity to contribute, develop and advance. In 2022, we established a 3-year Diversity & Inclusion Roadmap based on the Vision and Guiding Principles and the feedback collected from team members through our D&I assessment.

In March 2023, we issued our 2022 Sustainability Report, aligned with the Sustainability Accounting Standards Board (SASB) and the Task-Force on Climate-related Financial Disclosures (TCFD). Our 2022 Sustainability Report is available at https://www.methanex.com/sustainability.

## FINANCIAL HIGHLIGHTS

| ($ Millions, except as noted) | 2022 | 2021 |
|---|---|---|
| Production (thousands of tonnes) (attributable to Methanex shareholders) | 6,118 | 6,514 |
| Sales volume (thousands of tonnes) | | |
| Methanex-produced methanol | 6,141 | 6,207 |
| Purchased methanol | 3,688 | 3,750 |
| Commission sales | 945 | 1,227 |
| Total sales volume [1] | 10,774 | 11,184 |
| Methanex average non-discounted posted price ($ per tonne) [2] | 503 | 492 |
| Average realized price ($ per tonne) [3][4] | 397 | 393 |
| Revenue | 4,311 | 4,415 |
| Net income (attributable to Methanex shareholders) | 354 | 482 |
| Adjusted net income [4] | 343 | 460 |
| Adjusted EBITDA [4] | 932 | 1,108 |
| Cash flows from operating activities | 987 | 994 |
| Basic net income per common share ($ per share) | 4.95 | 6.34 |
| Diluted net income per common share ($ per share) | 4.86 | 6.13 |
| Adjusted net income per common share ($ per share) [4] | 4.79 | 6.03 |
| Common share information (millions of shares) | | |
| Weighted average number of common shares | 71 | 76 |
| Diluted weighted average number of common shares | 72 | 76 |
| Number of common shares outstanding, end of year | 69 | 75 |

[1] Methanex-produced methanol represents our equity share of volume produced at our facilities and excludes volume marketed on a commission basis related to 36.9% of the Atlas facility and 50% of the Egypt facility that we do not own.

[2] Methanex average non-discounted posted price represents the average of our non-discounted posted prices in North America, Europe, China and Asia Pacific weighted by sales volume. Current and historical pricing information is available at www.methanex.com.

[3] The Company has used Average realized price ("ARP") throughout this document. This is a non-GAAP ratio that does not have any standardized meaning prescribed by GAAP and therefore is unlikely to be comparable to similar measures presented by other companies. ARP is calculated as revenue, excluding commissions earned and the Egypt non-controlling interest share of revenue, but including an amount representing our share of Atlas revenue, divided by the total sales volume of Methanex-produced and purchased methanol. It is used by management to assess the realized price per unit of methanol sold, and is relevant in a cyclical commodity environment where revenue can fluctuate widely in response to market prices.

[4] The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and ARP throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the *Non-GAAP Measures* section on page 44 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

## PRODUCTION SUMMARY

The following table details the annual operating capacity and actual production at our facilities in 2022 and 2021:

| (Thousands of tonnes) | Annual operating capacity [1] | 2022 Production | 2021 Production |
|---|---|---|---|
| USA (Geismar) | 2,200 | 2,041 | 1,989 |
| New Zealand [2] | 2,200 | 1,230 | 1,348 |
| Trinidad (Methanex interest) [3] | 1,960 | 981 | 1,161 |
| Chile | 1,700 | 888 | 807 |
| Egypt (50% interest) | 630 | 385 | 581 |
| Canada (Medicine Hat) | 640 | 593 | 628 |
| | 9,330 | 6,118 | 6,514 |

[1] The annual operating capacity of our production facilities may be higher or lower than original nameplate capacity as, over time, these figures have been adjusted to reflect ongoing operating efficiencies. Actual production for a facility in any given year may be higher or lower than operating capacity due to a number of factors, including natural gas availability, feedstock composition, the age of the facility's catalyst, turnarounds and access to $CO_2$ from external suppliers for certain facilities. We review and update the operating capacity of our production facilities on a regular basis based on historical performance.

[2] The operating capacity of New Zealand is made up of the two Motunui facilities and the Waitara Valley facility. The Waitara Valley facility is idled indefinitely due to natural gas constraints. (Refer to the *New Zealand* section below.)

[3] The operating capacity of Trinidad is made up of the Titan (100% interest) and Atlas (63.1% interest) facilities. The Titan plant is idled indefinitely due to natural gas constraints. (Refer to the *Trinidad* section below.)

### United States

Our Geismar plant in Louisiana produced 2.0 million tonnes of methanol in both 2022 and 2021. Production at the Geismar site was below operating capacity in both years. Production in 2021 was impacted by the planned turnaround at Geismar 2. Production in 2022 was impacted by unplanned outage from late September until mid October as the utilities supplier for the Geismar site experienced a loss of power due to a failed transformer. Refer to the *Risk Factors and Risk Management – United States* section on page 33 for more information.

### New Zealand

In New Zealand, we produced 1.2 million tonnes of methanol in 2022 compared with 1.3 million tonnes in 2021. Production for 2022 was lower than 2021 due to a longer than forecasted planned turnaround and lower gas deliveries from the Maui gas field. We operate two Motunui plants in New Zealand with our smaller Waitara Valley plant idled indefinitely since the beginning of 2021 due to natural gas constraints.

We estimate production in 2023 to be between 1.3 - 1.4 million tonnes. Refer to the *Risk Factors and Risk Management – New Zealand* section on page 34 for more information.

### Trinidad

Our ownership interest in the methanol facilities in Trinidad represents 2.0 million tonnes of annual operating capacity. The Atlas facility produced 1.0 million tonnes of methanol (Methanex share) in 2022, compared with 1.2 million tonnes in 2021. Production in Trinidad was lower in 2022 due to unplanned outages and higher operating rates in 2021 following a turnaround completed in 2020. Titan remains idled indefinitely since 2020 due to natural gas constraints. Refer to the *Risk Factors and Risk Management – Trinidad* section on page 34 for more information.

### Chile

The Chile facilities produced 0.9 million tonnes of methanol in 2022 compared with 0.8 million tonnes in 2021. Production in Chile is impacted by seasonal demand for natural gas whereby only one of our two methanol plants has operated during the Southern hemisphere winter months when seasonal demand for natural gas in the region is at its peak. We estimate production in 2023 to be between 0.8 - 0.9 million tonnes. Refer to the *Risk Factors and Risk Management – Chile* section on page 34 for more information.

### Egypt

We operate the 1.3 million tonne per year methanol facility in Egypt, in which we have a 50% economic interest and marketing rights for 100% of the production. We produced 0.8 million tonnes of methanol (Methanex share of 0.4 million) in Egypt in 2022 compared to 1.2 million tonnes (Methanex share of 0.6 million) in 2021. We had lower levels of production from Egypt in 2022 as we completed an extended planned turnaround. The timing of the turnaround enabled us to enter into an agreement to redirect and sell the plant's contracted natural gas, from late July to late October, to utilize excess LNG capacity in Egypt to serve energy demand in Europe. Refer to the *Risk Factors and Risk Management – Egypt* section on page 35 for more information.

### Canada

Medicine Hat produced 0.6 million tonnes of methanol in 2022 compared with 0.6 million tonnes in 2021. Refer to the *Risk Factors and Risk Management – Canada* section on page 35 for more information.

## HOW WE ANALYZE OUR BUSINESS

Our operations consist of a single operating segment: the production and sale of methanol. We review our financial results by analyzing changes in the components of Adjusted EBITDA, mark-to-market impact of share-based compensation, depreciation and amortization, finance costs, finance income and other expenses, and income taxes.

The Company has used the terms Adjusted EBITDA, Adjusted net income, Adjusted net income per common share, and Average realized price throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the *Non-GAAP Measures* section on page 44 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

In addition to the methanol that we produce at our facilities, we also purchase and resell methanol produced by others and we sell methanol on a commission basis. We analyze the results of all methanol sales together, excluding commission sales volume. The key drivers of changes in Adjusted EBITDA are average realized price, cash costs and sales volume, which are defined and calculated as follows:

| PRICE | The change in Adjusted EBITDA as a result of changes in average realized price is calculated as the difference from period to period in the selling price of methanol multiplied by the current period total methanol sales volume, including produced and purchased methanol and excluding commission sales volume, plus the difference from period to period in commission revenue. |
|---|---|
| CASH COSTS | The change in Adjusted EBITDA as a result of changes in cash costs is calculated as the difference from period to period in cash costs per tonne multiplied by the current period total methanol sales volume including produced and purchased methanol and excluding commission sales volume in the current period. The cash costs per tonne is the weighted average of the cash cost per tonne of Methanex-produced methanol and the cash cost per tonne of purchased methanol. The cash cost per tonne of Methanex-produced methanol includes absorbed fixed cash costs per tonne and variable cash costs per tonne. The cash cost per tonne of purchased methanol consists principally of the cost of methanol itself. In addition, the change in Adjusted EBITDA as a result of changes in cash costs includes the changes from period to period in unabsorbed fixed production costs, consolidated selling, general and administrative expenses and fixed storage and handling costs. |
| SALES VOLUME | The change in Adjusted EBITDA as a result of changes in sales volume is calculated as the difference from period to period in total methanol sales volume, excluding commission sales volume, multiplied by the margin per tonne for the prior period. The margin per tonne for the prior period is the weighted average margin per tonne of Methanex-produced methanol and margin per tonne of purchased methanol. The margin per tonne for Methanex-produced methanol is calculated as the selling price per tonne of methanol less absorbed fixed cash costs per tonne and variable cash costs per tonne. The margin per tonne for purchased methanol is calculated as the selling price per tonne of methanol less the cost of purchased methanol per tonne. |

We own 63.1% of the Atlas methanol facility and market the remaining 36.9% of its production through a commission offtake agreement, both of which we recognize as revenue on a gross basis. A contractual agreement between us and our partners establishes joint control over Atlas. As a result, we account for this investment using the equity method of accounting, which results in 63.1% of the net assets and net earnings of Atlas being presented separately in the consolidated statements of financial position and consolidated statements of income, respectively. For the purpose of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share include an amount representing our 63.1% equity share in Atlas. Our analysis of depreciation and amortization, finance costs, finance income and other expenses, and income taxes is consistent with the presentation of our consolidated statements of income (loss) and excludes amounts related to Atlas.

We own 50% of the Egypt methanol facility and market the remaining 50% of its production through a commission offtake agreement. We own 60% of Waterfront Shipping, which provides service to Methanex for the ocean freight component of our distribution and logistics costs. We consolidate both Egypt and Waterfront Shipping, which results in 100% of the financial results being included in our financial statements. Non-controlling interests are included in the Company's consolidated financial statements and represent the non-controlling shareholders' interests in the Egypt methanol facility and Waterfront Shipping. For the purpose of analyzing our business, Adjusted EBITDA, Adjusted net income and Adjusted net income per common share exclude the amounts associated with non-controlling interests.

## FINANCIAL RESULTS

For the year ended December 31, 2022, we reported a net income attributable to Methanex shareholders of $354 million ($4.86 income per common share on a diluted basis), compared with a net income attributable to Methanex shareholders of $482 million ($6.13 income per common share on a diluted basis) for the year ended December 31, 2021. Net income attributable to Methanex shareholders for the year ended December 31, 2022 is lower compared to the year ended December 31, 2021, primarily due to a lower sales of Methanex-produced methanol and higher production costs. Production costs were higher mainly due to higher logistics and gas costs driven by a higher energy price environment.

For the year ended December 31, 2022, we reported Adjusted EBITDA of $932 million and Adjusted net income of $343 million ($4.79 Adjusted net income per common share), compared with Adjusted EBITDA of $1,108 million and Adjusted net income of $460 million ($6.03 Adjusted net income per common share) for the year ended December 31, 2021.

We calculate Adjusted EBITDA and Adjusted net income by including amounts related to our equity share of the Atlas facility (63.1% interest) and by excluding the non-controlling interests' share, the mark-to-market impact of share-based compensation as a result of changes in our share price, the impact of the Egypt gas contract revaluation included in finance income and other expenses and the impact of certain items associated with specific identified events. For 2022 and 2021, there have been no specifically identified events impacting Adjusted EBITDA or Adjusted net income.

A reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share is as follows:

| ($ Millions, except number of shares and per share amounts) | | 2022 | | 2021 |
|---|---|---|---|---|
| Net income attributable to Methanex shareholders | $ | 354 | $ | 482 |
| Mark-to-market impact of share-based compensation, net of tax | | (6) | | (22) |
| Impact of Egypt gas contract revaluation, net of tax | | (5) | | — |
| Adjusted net income | $ | 343 | $ | 460 |
| Diluted weighted average shares outstanding (millions) | | 72 | | 76 |
| Adjusted net income per common share | $ | 4.79 | $ | 6.03 |

A summary of our consolidated statements of income for 2022 and 2021 is as follows:

| ($ Millions) | | 2022 | | 2021 |
|---|---|---|---|---|
| Consolidated statements of income: | | | | |
| Revenue | $ | 4,311 | $ | 4,415 |
| Cost of sales and operating expenses | | (3,446) | | (3,340) |
| Egypt gas redirection and sale proceeds | | 118 | | — |
| Mark-to-market impact of share-based compensation | | (7) | | (23) |
| Adjusted EBITDA (attributable to associate) | | 151 | | 181 |
| Amounts excluded from Adjusted EBITDA attributable to non-controlling interests | | (195) | | (125) |
| Adjusted EBITDA attributable to Methanex shareholders | | 932 | | 1,108 |
| | | | | |
| Mark-to-market impact of share-based compensation | | 7 | | 23 |
| Depreciation and amortization | | (372) | | (363) |
| Finance costs | | (131) | | (144) |
| Finance income and other expenses | | 25 | | 1 |
| Income tax expense | | (120) | | (110) |
| Earnings of associate adjustment [1] | | (74) | | (84) |
| Non-controlling interests adjustment [1] | | 87 | | 51 |
| Net income attributable to Methanex shareholders | $ | 354 | $ | 482 |
| Net income | $ | 462 | $ | 556 |

[1] These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

## Revenue

There are many factors that impact our global and regional revenue. The methanol business is a global commodity industry affected by supply and demand fundamentals. Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors, including: strength of global and regional economies, industrial production levels, energy prices, pricing of end products and government regulations and policies. Revenue was $4.3 billion in 2022 compared to $4.4 billion in 2021. The lower revenue reflects a lower sales volume in 2022 compared to 2021, partially offset by a slightly higher average realized price.

We publish regional non-discounted reference prices for each major methanol market and these posted prices are reviewed and revised monthly or quarterly based on industry fundamentals and market conditions. Most of our customer contracts use published Methanex reference prices as a basis for pricing, and we offer discounts to customers based on various factors. Our average non-discounted published reference price in 2022 was $503 per tonne compared with $492 per tonne in 2021. Our average realized price in 2022 was $397 per tonne compared to $393 per tonne in 2021.

## Distribution of Revenue

The geographic distribution of revenue by customer location for 2022 was comparable to 2021 . Details are as follows:

| ($ Millions, except where noted) | | 2022 | | | 2021 | |
|---|---|---|---|---|---|---|
| China | $ | 1,106 | 26% | $ | 1,264 | 29% |
| Europe | | 830 | 19% | | 883 | 20% |
| United States | | 657 | 15% | | 671 | 15% |
| South Korea | | 543 | 13% | | 526 | 12% |
| South America | | 459 | 11% | | 438 | 10% |
| Canada | | 197 | 4% | | 177 | 4% |
| Other Asia | | 519 | 12% | | 456 | 10% |
| | $ | 4,311 | 100% | $ | 4,415 | 100% |

**Adjusted EBITDA (Attributable to Methanex Shareholders)**

2022 Adjusted EBITDA was $932 million compared with 2021 Adjusted EBITDA of $1.1 billion, a decrease of $176 million. The key drivers of change in our Adjusted EBITDA are average realized price, sales volume and cash costs as described below (refer to the *How We Analyze Our Business* section on page 14 for more information).

| ($ Millions) | 2022 vs. 2021 |
|---|---:|
| Average realized price | $ 58 |
| Sales volume | (16) |
| Total cash costs | (218) |
| Decrease in Adjusted EBITDA | $ (176) |

**Average Realized Price**

Our average realized price for the year ended December 31, 2022, was $397 per tonne compared to $393 per tonne for 2021, and this increased Adjusted EBITDA by $58 million (refer to the *Financial Results – Revenue* section on page 16 for more information).

**Sales Volume**

Methanol sales volume, excluding commission sales volume, for the year ended December 31, 2022, decreased to 9.8 million tonnes from 10.0 million tonnes in 2021, and this decreased Adjusted EBITDA by $16 million. Including commission sales volume from the Atlas and Egypt facilities, our total methanol sales volume was 10.8 million tonnes in 2022 compared with 11.2 million tonnes in 2021.

**Total Cash Costs**

The primary drivers of change in our total cash costs are changes in the cost of Methanex-produced methanol and changes in the cost of methanol we purchase from others ("purchased methanol"). We supplement our production with methanol produced by others through methanol offtake contracts and purchases on the spot market to meet customer needs and support our marketing efforts in major global markets.

We apply the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we produce or purchase. Accordingly, the changes in Adjusted EBITDA as a result of changes in Methanex-produced and purchased methanol costs primarily depend on changes in methanol pricing and the timing of inventory flows.

In a rising price environment, our margins at a given price are higher than in a stable price environment as a result of methanol purchases and production versus sales. Generally, the opposite applies when methanol prices are decreasing.

The changes in Adjusted EBITDA due to changes in total cash costs for 2022 compared with 2021 were due to the following:

| ($ Millions) | 2022 vs. 2021 |
|---|---:|
| Methanex-produced methanol costs | $ (159) |
| Proportion of Methanex-produced methanol sales | (14) |
| Purchased methanol costs | (58) |
| Logistics costs | (59) |
| Egypt gas redirection and sale proceeds | 59 |
| Other, net | 13 |
| Decrease in Adjusted EBITDA due to changes in total cash costs | $ (218) |

**Methanex-Produced Methanol Costs**

Natural gas is the primary feedstock at our methanol facilities and is the most significant component of Methanex-produced methanol costs. We purchase natural gas for more than half of our production under natural gas purchase agreements where the unique terms of each contract include a base price and a variable price component linked to methanol revenue to reduce our commodity price risk exposure. The variable price component of each gas contract is adjusted by a formula linked to methanol sales prices above a certain level. Methanex-produced methanol costs were higher in 2022 compared with 2021 by $159 million, primarily due to the increase in the cost of natural gas which was impacted by the changes in realized methanol prices on the variable portion of our natural gas cost, higher spot gas prices which impact the unhedged portion of our North American operations and timing of inventory flows which resulted in higher opening inventory costs released in 2022. For additional information regarding our natural gas supply agreements, refer to the *Liquidity and Capital Resources – Summary of Contractual Obligations and Commercial Commitments* section on page 26.

### Proportion of Methanex-Produced Methanol Sales

The cost of purchased methanol is directly linked to the selling price for methanol at the time of purchase and the cost of purchased methanol is generally higher than the cost of Methanex-produced methanol. Accordingly, an increase in the proportion of Methanex-produced methanol sales results in a decrease in our overall cost structure for a given period, while a decrease in the proportion of Methanex-produced methanol will increase our cost structure. The proportion of Methanex-produced methanol sales decreased in 2022 due to lower production and this increased costs and decreased Adjusted EBITDA by $14 million for 2022 compared with 2021.

### Purchased Methanol Costs

A key element of our corporate strategy is global leadership and, as such, we have built a leading market position in each of the major global markets where methanol is sold. We supplement our production with purchased methanol through methanol offtake contracts and on the spot market to meet customer needs and support our marketing efforts within the major global markets. In structuring purchase agreements, we look for opportunities that provide synergies with our existing supply chain that allow us to purchase methanol in the most cost-effective region. The cost of purchased methanol consists principally of the cost of the methanol itself, which is directly related to the price of methanol at the time of purchase. Higher methanol prices in 2022 and the timing of inventory flows and purchases increased the cost of purchased methanol per tonne and this decreased Adjusted EBITDA by $58 million compared with 2021.

### Logistics Costs

Our investment in global distribution and supply infrastructure includes a dedicated fleet of ocean-going vessels. We utilize these vessels to enhance value to customers by providing reliable and secure methanol supply. Additionally we carry third-party backhaul cargoes, when available, to optimize supply chain costs overall. Logistics costs can also vary from period to period primarily depending on the levels of production from each of our production facilities, the resulting impact on our supply chain, and variability in bunker fuel costs. Higher logistics costs in 2022 decreased Adjusted EBITDA by $59 million compared to 2021. Logistics costs increased in 2022 compared to 2021 primarily due to higher bunker fuel costs. Additionally, the sale of a 40% interest in Waterfront Shipping in the first quarter of 2022 to Mitsui O.S.K. Lines, Ltd. ("MOL") resulted in a proportionate interest of Adjusted EBITDA earned by Waterfront Shipping to be attributed to MOL in 2022, which was not applicable in 2021.

### Egypt Gas Redirection and Sale Proceeds

In 2022, we entered into an agreement to redirect and sell the Egypt plant's contracted natural gas during an extended turnaround for a three-month period from late July to late October. This was a unique opportunity to utilize excess LNG capacity in Egypt during a period of elevated LNG prices in Europe and was done in collaboration with our Egyptian government partners. As a result, we recognized $59 million (attributable to Methanex) of gas redirection and sales proceeds in Adjusted EBITDA for 2022 which was not present in 2021. Net of the foregone benefit of producing and selling methanol during the extended turnaround, we estimate that the sale and redirection of our gas resulted in an incremental benefit of approximately $35 million (attributable to Methanex) in 2022.

### Other, Net

Other, net relates to unabsorbed fixed costs, selling, general and administrative expenses and other operational items. For the year ended December 31, 2022 compared with the same period in 2021, other costs were lower by $13 million primarily due to incremental costs recognized in 2021 relating to completed IT projects and organizational restructurings not incurred in 2022.

### Mark-to-Market Impact of Share-Based Compensation

We grant share-based awards as an element of compensation. Share-based awards granted include stock options, share appreciation rights, tandem share appreciation rights, deferred share units, restricted share units and performance share units. For all share-based awards, share-based compensation is recognized over the related vesting period for the proportion of the service that has been rendered at each reporting date. Share-based compensation includes an amount related to the grant date value and a mark-to-market impact as a result of subsequent changes in the fair value of the share-based awards primarily driven by the Company's share price. The grant date value amount is included in Adjusted EBITDA and Adjusted net income. The mark-to-market impact of share-based compensation as a result of changes in our share price is excluded from Adjusted EBITDA and Adjusted net income and is analyzed separately.

| ($ Millions, except share price) | 2022 | 2021 |
|---|---|---|
| Methanex Corporation share price [1] | $ 37.86 | $ 39.55 |
| Grant date fair value expense included in Adjusted EBITDA and Adjusted net income | 22 | 22 |
| Mark-to-market impact due to change in share price [2] | (7) | (23) |
| Total share-based compensation expense (recovery), before tax | $ 15 | $ (1) |

[1] U.S. dollar share price of Methanex Corporation as quoted on the NASDAQ Global Select Market on the last trading day of the respective period.

[2] For the periods presented, the mark-to-market impact on share-based compensation is primarily due to changes in the Methanex Corporation share price.

For stock options, the cost is measured based on an estimate of the fair value at the grant date using the Black-Scholes option pricing model, and this grant date fair value is recognized as compensation expense over the related vesting period with no subsequent re-measurement to fair value.

Share appreciation rights ("SARs") are non-dilutive units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company's common shares and the exercise price that is determined at the grant date. Tandem share appreciation rights ("TSARs") give the holder the choice between exercising a regular stock option or a SAR. The fair value of SARs and TSARs are re-measured each quarter using the Black-Scholes option pricing model, which considers the market value of the Company's common shares on the last trading day of each quarter.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Performance share units granted annually reflect a long-term incentive plan where units are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. Units vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index, and (ii) the three-year average return on capital employed. The relative total shareholder performance factor is measured by the Company at the grant date and each reporting date using a Monte-Carlo simulation model to determine fair value. The three-year average return on capital employed performance factor reflects the actual return on capital employed for historical periods and management's best estimate for forecast periods to determine the expected number of units to vest.

For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company's common shares at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company's common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

The price of the Company's common shares as quoted on the NASDAQ Global Select Market Composite decreased from $39.55 per share at December 31, 2021, to $37.86 per share at December 31, 2022. As a result of the decrease in the share price and the resulting impact on the fair value of the outstanding units, we recorded a $7 million mark-to-market recovery related to share-based compensation during 2022.

### Depreciation and Amortization

Depreciation and amortization was $372 million for the year ended December 31, 2022, and is marginally higher than $363 million for the year ended December, 31 2021.

## Finance Costs

| ($ Millions) | 2022 | 2021 |
|---|---|---|
| Finance costs before capitalized interest | $ 167 | $ 165 |
| Less capitalized interest | (36) | (21) |
| Finance costs | $ 131 | $ 144 |

Finance costs are primarily comprised of interest on borrowings and lease obligations and were $131 million for the year ended December 31, 2022, compared to $144 million for the year ended December 31, 2021. Finance costs are lower primarily due to higher capitalized interest. Capitalized interest relates to interest costs capitalized for the Geismar 3 project. Refer to the *Liquidity and Capital Resources* section of page 22 for more information.

## Finance Income and Other Expenses

Finance income and other expenses were $25 million for the year ended December 31, 2022, compared to $1 million for the year ended December 31, 2021. Finance income and other expenses for the 2022 period includes an unrealized gain of $11.2 million on the derivative Egypt gas supply contract, not present in 2021. Refer to note 19 of our 2022 consolidated financial statements. Finance income in 2022 also includes the benefit of higher interest income, foreign exchange gains and proceeds from vessel sales, as compared to 2021.

## Income Taxes

A summary of our income taxes for 2022 compared with 2021 is as follows:

| ($ Millions, except where noted) | 2022 | | 2021 | |
|---|---|---|---|---|
| | Per consolidated statement of income | Adjusted [1][2][3][4] | Per consolidated statement of income | Adjusted [1][2][3][4] |
| Net income before income tax | $ 582 | $ 482 | $ 666 | $ 606 |
| Income tax expense | (120) | (139) | (110) | (146) |
| Net income after income tax | $ 462 | $ 343 | $ 556 | $ 460 |
| Effective tax rate | 21% | 29% | 17% | 24% |

[1] Adjusted net income before income tax reflects amounts required for the inclusion of 63.1% of Atlas income, and 50% of Egypt, as well as amounts required to exclude the mark-to-market impact of share-based-compensation expense or recovery and the impact of the Egypt gas contract revaluation. In 2022, Adjusted net income before tax also reflects MOL's 40% equity interest in Waterfront Shipping, which did not apply in 2021.The most directly comparable measure in the financial statements is net income before tax.

[2] Adjusted income tax expense reflects amounts required for the inclusion of 63.1% of Atlas income and 50% of Egypt, as well as amounts required to exclude the tax impact of mark-to-market impact of share-based-compensation expense or recovery and the impact of the Egypt gas contract revaluation, calculated at the appropriate applicable tax rate for their respective jurisdictions. The most directly comparable measure in the financial statements is income tax expense.

[3] Adjusted effective tax rate is a non-GAAP ratio and is calculated as adjusted income tax expense or recovery, divided by adjusted net income before tax.

[4] Adjusted net income before income tax and Adjusted income tax (expense) recovery are non-GAAP measures. Adjusted effective tax rate is a non-GAAP ratio. These do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Management uses these to assess the effective tax rate. These measures and ratios are useful as they are a better measure of our underlying tax rate across the jurisdictions in which we operate.

We earn the majority of our income in the United States, New Zealand, Trinidad, Chile, Egypt and Canada. Including applicable withholding taxes, the statutory tax rate applicable to Methanex in the United States is 23%, New Zealand is 28%, Trinidad is 38%, Chile is 35%, Egypt is 30% and Canada is 24.5% . We accrue for taxes that will be incurred upon distributions from our subsidiaries when it is probable that the earnings will be repatriated. As the Atlas entity is accounted for using the equity method, any income taxes related to Atlas are included in earnings of associate and therefore excluded from total income taxes but included in the calculation of Adjusted net income.

The Adjusted effective tax rate based on Adjusted net income was an expense of 29% for the year ended December 31, 2022, compared to 24% for the year ended December 31, 2021. Adjusted net income represents the amount that is attributable to Methanex shareholders and excludes the mark-to-market impact of share-based compensation and the impact of certain items associated with specific identified events. The effective tax rate differs from period to period depending on the source of earnings (losses) and the impact of foreign exchange fluctuations against the United States dollar on our tax balances. In periods with low income levels or losses, the distribution of income and loss between jurisdictions can result in income tax rates that are not indicative of the longer-term corporate tax rate. In addition, the effective tax rate is impacted by changes in tax legislation in the jurisdictions in which we operate. The 2022 Adjusted effective tax rate was higher than the 2021 Adjusted effective tax rate primarily due to a decrease in statutory tax rates applicable to Methanex in Chile in 2021 from 44.5% to 35% which were applied retrospectively to undistributed earnings resulting in a one-time decrease in the effective tax rate in 2021 as well as other non-recurring net changes impacting the 2021 tax provision associated with the resolution of certain outstanding audits, tax disputes and other matters.

The following table shows a reconciliation of Net income to Adjusted net income before tax, and of Income tax expense to Adjusted income tax expense:

| ($ Millions, except where noted) | | 2022 | | 2021 |
|---|---|---|---|---|
| Net income | $ | 462 | $ | 556 |
| Adjusted for: | | | | |
| Income tax expense | | 120 | | 110 |
| Earnings from associate | | (77) | | (98) |
| Share of earnings of associate's income before tax | | 120 | | 151 |
| Net income before tax of non-controlling interests | | (130) | | (90) |
| Mark-to-market impact of share-based compensation | | (7) | | (23) |
| Impact of Egypt gas contract revaluation | | (6) | | — |
| Adjusted net income before tax | $ | 482 | $ | 606 |
| | | | | |
| Income tax expense | $ | (120) | $ | (110) |
| Adjusted for: | | | | |
| Inclusion of tax expense of associate | | (43) | | (53) |
| Removal of tax expense of non-controlling interest | | 22 | | 16 |
| Tax on mark-to-market impact of share-based compensation | | 1 | | 1 |
| Tax on impact of Egypt gas contract revaluation | | 1 | | — |
| Adjusted income tax expense | $ | (139) | $ | (146) |

For additional information regarding income taxes, refer to note 16 of our 2022 consolidated financial statements.

## LIQUIDITY AND CAPITAL RESOURCES

A summary of our consolidated statements of cash flows is as follows:

| ($ Millions) | 2022 | 2021 |
|---|---:|---:|
| Cash flows from/(used in) operating activities: | | |
| Cash flows from operating activities before changes in non-cash working capital | $ 933 | $ 1,077 |
| Changes in non-cash working capital related to operating activities | 54 | (83) |
| | 987 | 994 |
| Cash flows from/(used in) financing activities: | | |
| Payments for the repurchase of shares | (253) | (63) |
| Dividend payments to Methanex Corporation shareholders | (44) | (25) |
| Interest paid | (162) | (165) |
| Repayment on Geismar 3 construction facility | — | (173) |
| Repayment of long-term debt and financing fees | (9) | (62) |
| Repayment of lease obligations | (106) | (101) |
| Release of restricted cash relating to limited recourse debt facilities | — | 29 |
| Distributions to non-controlling interests, net of contributions | (85) | (109) |
| Proceeds on issue of shares on exercise of stock options | 1 | — |
| Proceeds from other limited recourse debt | — | 25 |
| Restricted cash for debt service accounts | (1) | — |
| Sale of partial interest in subsidiary | 149 | — |
| Changes in non-cash working capital relating to financing activities | 2 | 1 |
| | (508) | (643) |
| Cash flows from/(used in) investing activities: | | |
| Property, plant and equipment | (145) | (103) |
| Geismar plant under construction | (432) | (142) |
| Changes in non-cash working capital relating to investing activities | 24 | (8) |
| | (553) | (253) |
| Increase (decrease) in cash and cash equivalents | (74) | 98 |
| Cash and cash equivalents, end of year | $ 858 | $ 932 |

### Cash Flow Highlights

### Cash Flows from Operating Activities

Cash flows from operating activities for the year ended December 31, 2022 were $987 million compared with $994 million for the year ended December 31, 2021. The decrease in cash flows from operating activities is primarily due to lower earnings and higher tax payments, offset by timing of dividends received from the Atlas joint venture and changes in non-cash working capital.

The following table provides a summary of these items for 2022 and 2021:

| ($ Millions) | 2022 | 2021 |
|---|---|---|
| Net income | $ 462 | $ 556 |
| Deduct earnings of associate | (77) | (98) |
| Add dividends received from associate | 97 | 74 |
| Add (deduct) non-cash items: | | |
|     Depreciation and amortization | 372 | 363 |
|     Income tax expense | 120 | 110 |
|     Share-based compensation expense (recovery) | 15 | (1) |
|     Finance costs | 131 | 144 |
| Interest received | 10 | — |
| Income taxes paid | (164) | (58) |
| Other | (33) | (13) |
| Cash flows from operating activities before changes in non-cash working capital | 933 | 1,077 |
| Changes in non-cash working capital: | | |
|     Trade and other receivables | 38 | (127) |
|     Inventories | 33 | (148) |
|     Prepaid expenses | (3) | — |
|     Accounts payable and accrued liabilities, including long-term payables | (14) | 192 |
| | 54 | (83) |
| Cash flows from operating activities | $ 987 | $ 994 |

For a discussion of the changes in net income, depreciation and amortization, income tax expense, share-based compensation expense (recovery) and finance costs, refer to the *Financial Results* section on page 15.

Changes in non-cash working capital increased cash flows from operating activities by $54 million for the year ended December 31, 2022, compared with a decrease of $83 million for the year ended December 31, 2021. Trade and other receivables decreased in 2022 and this increased cash flows from operating activities by $38 million, primarily due to the impact of decreasing methanol prices during 2022 resulting in lower receivables outstanding on the balance sheet at the end of 2022 compared to 2021. Inventories decreased primarily due to the lower cost of production in the fourth quarter of 2022 compared to the fourth quarter of 2021 driven by the impact of lower methanol prices on our natural gas costs, which increased cash flows from operating activities by $33 million. Accounts payable and accrued liabilities decreased in 2022 compared to 2021 due to the impact of lower gas costs and lower methanol prices on purchased methanol at the end of 2022 compared to at the end of 2021, which decreased cash flows from operating activities by $14 million.

**Cash Flows from Financing Activities**

In 2022, we repurchased 5,551,751 common shares under a normal course issuer bid for approximately $253 million, compared to 1,435,193 common shares repurchased in 2021 for approximately $63 million.

Total dividend payments in 2022 were $44 million compared with $25 million in 2021 as a result of two increases in quarterly dividends in 2022. Our quarterly dividend was increased from $0.125 per share to $0.145 per share in April of 2022 and to $0.175 per share in July of 2022.

Total interest payments decreased from $165 million in 2021 to $162 million in 2022 as a result of repayment of the Geismar 3 construction facility and the limited recourse Egypt debt facility in 2021. The Company has no debt maturities until December 2024, other than normal course obligations for principal repayments related to our other limited recourse debt facilities.

Distributions to non-controlling interests, including the 50% ownership of the Egypt entity and, beginning in 2022, the 40% ownership of Waterfront Shipping not attributable to Methanex, were $85 million in 2022 compared to $110 million in 2021. The lower distributions to non-controlling interests for 2022 compared to 2021 were primarily due to the timing of dividend payments from Egypt.

In 2022, the Company completed the sale of a 40% equity interest in Waterfront Shipping Limited for cash proceeds of approximately $149 million. Refer to Strategic Partnership section below.

### Cash Flows from Investing Activities

During 2022, we incurred cash outflows on capital expenditures relating to our consolidated operations of $146 million (2021 - $103 million) primarily related to planned turnarounds in New Zealand and Egypt as well as refurbishment work in Chile. The 2021 capital expenditures related to a planned turnaround, completion of a debottleneck project at Geismar, and the completion of construction of one ocean-going vessel. In addition, we incurred cash outflows on capital expenditures of $432 million (2021 - $142 million) related to the construction of the Geismar 3 project.

### Liquidity and Capitalization

Our objective in 2022 in managing liquidity and capital was to provide financial capacity and flexibility to meet our strategic objectives, with a focus on cash preservation and liquidity.

The following table provides information on our liquidity and capitalization position as at December 31, 2022, and December 31, 2021:

| ($ Millions, except where noted) | | 2022 | | 2021 |
|---|---|---|---|---|
| Liquidity: | | | | |
| Cash and cash equivalents | $ | 858 | $ | 932 |
| Undrawn credit facility | | 300 | | 300 |
| Undrawn G3 construction facility | | 300 | | 600 |
| Total liquidity [1] | $ | 1,458 | $ | 1,832 |
| Capitalization: | | | | |
| Unsecured notes, including current portion | | 1,983 | | 1,981 |
| Other limited recourse debt facilities, including current portion | | 168 | | 177 |
| Total debt | | 2,151 | | 2,158 |
| Non-controlling interests | | 317 | | 271 |
| Shareholders' equity | | 2,112 | | 1,684 |
| Total capitalization | $ | 4,580 | $ | 4,113 |
| Total debt to capitalization [2] | | 47% | | 52% |
| Net debt to capitalization [3] | | 35% | | 39% |

[1] Total liquidity consists of cash and cash equivalents, as well as any undrawn amounts from facilities. Total liquidity is a non-GAAP capital management measure, see *Non-GAAP Measures* on page 44 for more information.

[2] Defined as total debt (including other limited recourse debt facilities) divided by total capitalization.

[3] Net debt to capitalization is defined as total debt (including other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents. Net debt to capitalization is a non-GAAP capital management measure. See *Non-GAAP Measures* on page 44 for more information.

We manage our liquidity and capital structure in light of changes to economic conditions, the underlying risks inherent in our operations and the capital requirements for the business. Total liquidity is useful because it illustrates the extent to which management has immediate access to cash for operational and construction purposes, and is indicative of our flexibility should uses for these facilities immediately arise. Net debt to capitalization is useful because it illustrates the relative risk of our financing structure to potential lenders and investors. The strategies we have employed include the issue or repayment of general corporate debt, the issue of project debt, the payment of dividends and the repurchase of shares.

We are not subject to any statutory capital requirements and have no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options and TSARs.

We operate in a highly competitive commodity industry and believe that it is appropriate to maintain a strong balance sheet and maintain financial flexibility. As at December 31, 2022, we had a cash balance of $858 million, including $53 million of cash related to our Egypt and $93 million of cash related to Waterfront Shipping entities consolidated on a 100%. We invest our cash only in highly rated instruments that have maturities of three months or less to ensure preservation of capital and appropriate liquidity.

As at December 31, 2022, we have access to a $300 million committed revolving credit facility expiring in July 2026, and a non-revolving construction facility for the Geismar 3 project expiring in July 2025. Both facilities are with a syndicate of highly rated financial institutions. During the year ended December 31, 2022, the non-revolving construction facility was reduced from $600 million to $300 million.

We have covenant and default provisions under our long-term debt obligations and we also have certain covenants that could restrict access to our credit facilities. The covenants governing the unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding the Egypt entity and the Atlas joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of our assets. The indenture also contains customary default provisions. The significant covenants and default provisions under the two credit facilities include:

a) the obligation to maintain an EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis, where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 60%, both calculated in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries;

b) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries; and

c) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2022, management believes the Company was in compliance with all covenants related to its long-term debt obligations.

### Capital Projects

The Geismar 3 project is a 1.8 million tonne methanol plant, budgeted for $1.25 to $1.30 billion, under construction in Geismar, Louisiana adjacent to our Geismar 1 and Geismar 2 plants with significant capital and operating cost advantages.

We have capitalized $908 million on the project, before capitalized interest and finance charges. We estimate that as of December 31, 2022, there is $415 to $465 million of remaining capital expenditure, including approximately $75 million of spending accrued in accounts payable, which is fully funded with cash on hand. Commercial operations are targeted in the fourth quarter of 2023.

Geismar 3 is expected to significantly enhance our cash generation capability and help us meet our commitment to reduce our greenhouse gas emissions intensity.

### Strategic Partnership

In February 2022, the Company completed the sale of a 40% equity interest in Waterfront Shipping Limited for cash proceeds of approximately $149 million. Methanex retains the remaining 60% majority interest in Waterfront Shipping and will continue to operate it as a key element within our globally integrated supply chain.

## Summary of Contractual Obligations and Commercial Commitments

A summary of the amount and estimated timing of cash flows related to our contractual obligations and minimum commercial commitments as at December 31, 2022, is as follows:

| ($ Millions) | 2023 | 2024-2025 | 2026-2027 | After 2027 | Total |
|---|---|---|---|---|---|
| Long-term debt repayments | $ 15 | $ 326 | $ 729 | $ 1,101 | $ 2,171 |
| Long-term debt interest obligations | 111 | 208 | 186 | 381 | 886 |
| Lease obligations | 157 | 265 | 207 | 524 | 1,153 |
| Repayments of other long-term liabilities | 35 | 42 | 11 | 76 | 164 |
| Natural gas and other | 410 | 892 | 517 | 1,128 | 2,947 |
| Other commitments | 49 | 23 | 1 | 2 | 75 |
| | $ 777 | $ 1,756 | $ 1,651 | $ 3,212 | $ 7,396 |

### Long-Term Debt Repayments and Long-Term Debt Interest Obligations

We have $300 million of unsecured notes that mature in 2024, $700 million of unsecured notes that mature in 2027, $700 million of unsecured notes that mature in 2029, and $300 million of unsecured notes that mature in 2044. The remaining debt repayments represent the normal course obligations for principal repayments related to our limited recourse debt facilities. For additional information, refer to note 8 of our 2022 consolidated financial statements.

### Lease obligations

Lease obligations represent contractual payment dates and amounts for right-of-use assets recognized on balance sheet. The majority of lease obligations are for ocean-going vessels.

### Repayments of Other Long-Term Liabilities

Repayments of other long-term liabilities represent contractual payment dates or, if the timing is not known, we have estimated the timing of repayment based on management's expectations.

### Natural Gas and Other

We have commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements for our operating plants and Geismar 3 project. Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are common in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table above represent only the minimum take-or-pay quantity.

The natural gas supply contracts for our facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile are take-or-pay contracts denominated in United States dollars and include base and variable price components to manage our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula linked to methanol prices. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The amounts disclosed in the table for these contracts represent only the base price component representative of the minimum take-or-pay commitment.

We also have multi-year fixed price natural gas contracts and hedges to manage exposure to natural gas price risk and supply our production facilities in Geismar and Medicine Hat. We believe that the fixed price contracts, hedges and long-term natural gas dynamics in North America support the long-term operation of these facilities. In the above table, we have included natural gas commitments, not accounted for as financial instruments, in North America for Geismar and Medicine Hat at the contractual volume and fixed prices.

We have marketing rights for 100% of the production from our jointly owned Atlas and Egypt plants that results in purchase commitments of up to an additional 1.3 million tonnes per year of methanol offtake supply when these plants operate at capacity. As at December 31, 2022, the Company also had commitments to purchase methanol from other suppliers for approximately 0.9 million tonnes for 2023 and 1.1 million tonnes in aggregate thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

The above table does not include costs for planned capital maintenance or expansion expenditures, as these expenditures may change, or any obligations with original maturities of less than one year.

**Other Commitments**

We have future minimum lease payments under leases relating primarily to vessel charter, terminal facilities, office space and equipment that are outside the scope of IFRS 16. For additional information, refer to note 22 of our 2022 consolidated financial statements.

**Off-Balance Sheet Arrangements**

As at December 31, 2022, we did not have any off-balance sheet arrangements, as defined by applicable securities regulators in Canada and the United States, that have, or are reasonably likely to have, a current or future material effect on our results of operations or financial condition.

**Financial Instruments**

A financial instrument is any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party. Financial instruments are either measured at amortized cost or fair value.

In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss or accumulated other comprehensive income (loss) when the underlying hedged transaction is recognized in earnings or inventory. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign-currency-denominated transactions.

Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.

The following table shows the carrying value of each of our categories of financial assets and liabilities and the related balance sheet items as at December 31, 2022 and December 31, 2021:

| ($ Millions) | 2022 | 2021 |
|---|---:|---:|
| Financial assets: | | |
| Financial assets measured at fair value: | | |
| Derivative instruments designated as cash flow hedges [1] | $ 323 | $ 57 |
| Fair value of Egypt gas supply contract derivative [2] | 11 | — |
| Financial assets not measured at fair value: | | |
| Cash and cash equivalents | 858 | 932 |
| Trade and other receivables, excluding tax receivable | 488 | 541 |
| Restricted cash included in other assets | 14 | 13 |
| Total financial assets [3] | $ 1,694 | $ 1,543 |
| Financial liabilities: | | |
| Financial liabilities measured at fair value: | | |
| Derivative instruments designated as cash flow hedges [1] | $ 8 | $ 60 |
| Financial liabilities not measured at fair value: | | |
| Trade, other payables and accrued liabilities, excluding tax payable | 656 | 661 |
| Lease obligations, including current portion | 870 | 717 |
| Long-term debt, including current portion | 2,152 | 2,158 |
| Land mortgage | 29 | 29 |
| Total financial liabilities | $ 3,715 | $ 3,625 |

[1] Geismar and Medicine Hat natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry-accepted valuation models and inputs obtained from active markets.

[2] The Egypt natural gas supply contract is measured at fair value using a Monte-Carlo model classified within Level 3 of the fair value hierarchy.

[3] The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2022, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which were recorded at fair value unless exempted.

The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.

The Company has derivative instruments designated as cash flow hedges for Geismar and Medicine Hat to manage its exposure to changes in natural gas prices for its highly probable forecast natural gas purchases in North America.

The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections.

**Related Party Transactions**

We own 63.1% of the Atlas methanol facility and our contractual agreement with our partners establishes joint control which results in our accounting for Atlas as an equity investment. As our equity investee, Atlas is our most significant related party. Refer to note 23 to the 2022 consolidated financial statements for information on our related party transactions.

## RISK FACTORS AND RISK MANAGEMENT

We are subject to risks that require prudent risk management. We believe the following risks, in addition to those described in the *Critical Accounting Estimates* section on page 40, to be among the most important for understanding the issues that face our business and our approach to risk management. Our strategic risk management process drives the identification, measurement, prioritization and management of our principal strategic risks. The Audit, Finance and Risk Committee of the Board provides oversight to the Company's risk management process.

### Methanol Market Fundamentals

*Methanol Price*

The methanol business is a highly competitive commodity industry and future methanol prices will ultimately depend on the strength of global demand and methanol industry supply but can also be impacted by other factors such as global trade disputes and government sanctions. Methanol demand and industry supply are driven by several factors as described below. Methanol prices have historically been, and are expected to continue to be, characterized by cyclicality. We are not able to predict future methanol prices, which are driven by several factors that are beyond our control. Since methanol is the only product we produce and market, a decline in the price of methanol has a significant negative effect on our results of operations and financial condition.

*Methanol Demand*

Based on the diversity of end products in which methanol is used, demand for methanol is driven by a number of factors, including: the strength of global and regional economies, industrial production levels, energy prices, pricing of end products, downstream capacity additions and government regulations and policies. In addition, increasing focus on climate change and the timing and pace of the transition to a lower-carbon economy could impact the demand for methanol that is manufactured in a manner that produces GHG emissions. Changes in methanol demand based on availability of substitute products, consumer preference (including preference for low- or zero-carbon emission products), government regulation, or other factors may have a significant negative effect on our results of operations and financial condition irrespective of energy prices or economic growth rates. We cannot provide assurance that methanol demand will not be negatively impacted and this could have an adverse effect on our results of operations and financial condition.

*Energy Prices*

Demand for energy-related applications, which represents over 30% of global methanol demand, includes several applications including methyl tertiary-butyl ether ("MTBE"), fuel applications (including vehicle fuel, marine fuel and other thermal applications), di-methyl ether and biodiesel. Demand into methanol-to-olefins ("MTO") represents over 15% of global methanol demand. MTO plants produce light olefins which have wide applications in packaging, textiles, plastic parts and automotive components.

Methanol is an alternative feedstock for the production of light olefins in the methanol-to-olefins application and in 2022, methanol demand for MTO represented approximately 17% of global demand. MTO competes with olefins made from ethane, propane and naptha, which are typically derived from natural gas and oil-based feedstocks. The price of methanol relative to the price of ethane, propane and naptha can impact the competitiveness of methanol in this application. The price of olefins and downstream derivative products are also affected by their industry supply and demand fundamentals. In a low olefin product price environment, methanol could be a less competitive feedstock in the production of olefins, which could reduce demand for methanol or contribute to negative pressure on methanol prices.

Methanol can also be used to produce MTBE (an oxygenate blended into gasoline to improve air quality), blended directly with gasoline and used to produce di-methyl ether which can be blended with liquefied petroleum gas (propane). Because of this relationship, methanol demand is sensitive to the pricing of these energy products, which in turn are generally linked to global energy prices.

We cannot provide assurance that energy prices will not negatively impact methanol demand, which could have an adverse effect on our results of operations and financial condition.

*Global Economic Growth Rates*

Traditional chemical demand, which represents just over 50% of global methanol demand, is used to produce traditional chemical derivatives, including formaldehyde, acetic acid and a variety of other chemicals that form the basis of a wide variety of industrial and consumer products. We believe that traditional chemical demand is influenced by the strength of global and regional economies and industrial production levels. Any slowdown in the global or regional economies, specifically manufacturing and industrial economies, can negatively impact demand for methanol and have a detrimental impact on methanol prices.

*Methanol Supply*

Methanol industry supply is impacted by the cost of production, methanol industry operating rates and new methanol industry capacity additions. Methanol is predominantly produced from natural gas and is also produced from coal, particularly in China. The cost of production is influenced by the availability and cost of raw materials, including coal and natural gas, freight costs, other operating and maintenance costs and government policies. An increase in economically competitive methanol supply, all else equal, can displace supply from higher cost producers and have a negative impact on methanol price. The industry has historically operated below stated capacity on a consistent basis, even in periods of high methanol prices, primarily due to shutdowns for planned or unplanned maintenance and feedstock shortages and/or uneconomical feedstock costs. Methanol industry supply can increase through improving operating rates of existing methanol plants. Methanol industry capacity can increase through the construction of new methanol plants, by restarting idle methanol plants, or by expanding or debottlenecking existing plants to increase their operating capacity. There is typically a span of four to six years to plan and construct a new world-scale methanol plant. Typical of most commodity chemicals, periods of high methanol prices encourage high-cost producers to operate at maximum rates and encourage the construction of new plants and expansion projects, leading to the possibility of oversupply in the market. However, historically, many of the announced capacity additions have not been constructed for a variety of reasons. There are significant barriers to entry in this industry. The construction of world-scale methanol facilities requires significant capital over a long lead time, a location with access to significant natural gas or coal feedstock with appropriate pricing, and an ability to market and deliver methanol cost-effectively and reliably to customers.

Approximately two million tonnes of new annualized capacity, outside of China was introduced in 2022, including Sabalan in Iran (1.8 million tonnes) and Liberty One Methanol in the US (0.2 million tonnes). In China, we estimate that approximately three million tonnes of new production capacity was added in 2022, including coal-based Jiutai Line No. Two (1.8 million tonnes) and several small coke-oven-gas-based plants. The methanol industry ran at slightly lower operating rates in 2022 due to various planned and unplanned outages, limited feedstock availability in some regions and high energy prices making production uneconomic in certain regions.

In North America, we are building a 1.8 million tonne plant, the Geismar 3 project, which will be our third plant in Louisiana, with first methanol production expected in the fourth quarter of 2023. In Iran, the 1.8 million tonne Dena plant is under construction which is scheduled to be completed in the next few years although actual timing is uncertain. The completion of major projects as well as ongoing plant operating rates in Iran continue to be challenged due to the impact of ongoing sanctions, plant technical issues as well as ongoing natural gas constraints (particularly in the winter months). In Malaysia, a 1.8 million tonne plant is under construction with a scheduled start up in 2024. In China, there are planned capacity additions over the near-to-medium term which we expect will be somewhat offset by the closure of some small-scale, inefficient and older plants. Methanol production from new capacity built in China will likely be consumed in that country.

We cannot provide assurance that increases in methanol supply will not outpace the level of future demand growth thereby contributing to negative pressure on methanol price.

## Macroeconomic Risks

### Pandemic Risk

Since early 2020, the COVID-19 pandemic and measures introduced in response to the pandemic by governments and health authorities have, at times, led to greater uncertainty in our business, commodity industries, energy markets and the broader global economy. The substantial reduction in global manufacturing and general economic activity that immediately followed the outbreak of the pandemic was subsequently followed by supply constraints and supply chain disruptions which impacted the supply-demand balance and inventory levels across many industries.

The potential future impacts of COVID-19 remain uncertain, including the emergence of new variants of the virus, future viral outbreaks or pandemics and the varying measures taken by governments and health authorities on the global economy and our business. A pandemic may increase our exposure to, and the magnitude of, each of the risks identified hereunder. The magnitude of the impact will depend on future developments that cannot be predicted and therefore we cannot provide assurance that a deterioration in economic conditions related to a pandemic will not have an adverse impact on our results of operations and financial condition.

## Global Economic Conditions

In addition to the potential influence of global economic activity levels on methanol demand and price, changing global economic conditions can also result in changes in capital markets. A deterioration in economic conditions could have a negative impact on supply or demand for methanol, our investments, diminish our ability to access existing or future credit, and it could increase the risk of defaults by customers, suppliers, insurers and other counterparties. Also, inflationary pressures associated with buoyant economic activity, supply chain challenges or geopolitical events such as war, could have a negative impact on our cost structure. Considering these potential impacts, we cannot provide assurance that a deterioration in economic conditions or inflationary pressures associated with buoyant economic activity will not have an adverse impact on our results of operations and financial condition.

## Global Operations

Our operations and investments are primarily located in North America, New Zealand, Trinidad, Egypt, Chile, Europe and Asia. We are subject to risks inherent in global operations which are more significant in certain jurisdictions, such as loss of revenue, property and equipment as a result of expropriation; import or export restrictions; anti-dumping measures; nationalization, war, insurrection, civil unrest, social activism, sabotage, terrorism and other political risks; increases in duties, taxes and governmental royalties; renegotiation of contracts with governmental entities; as well as changes in laws or policies or other actions by governments that may adversely affect our operations, including lack of certainty with respect to foreign legal systems, corruption and other factors inconsistent with the rule of law. Many of the foregoing risks related to foreign operations may also exist for our domestic operations in North America. We are also subject to potential risks associated with geopolitical disputes including: (i) those between countries in which we operate, buy, sell or transport methanol, (ii) those that border such countries such as over rights to water flowing across political boundaries including the Nile river which supplies water to our Egypt plant, and (iii) significant geopolitical disputes including wars, such as the current invasion of the Ukraine by Russia where the globalized nature of our operations and the commodity we sell could be negatively impacted by the actions of multiple countries and stakeholders.

The Company is committed to doing business in accordance with all applicable laws and its code of business conduct, but there is a risk that it, its subsidiaries or affiliated entities or their respective officers, directors, employees or agents could act in violation of its codes and applicable laws. Any such violation could severely damage our reputation and could result in substantial civil and criminal fines or penalties. Such damage to our reputation and fines and penalties could materially affect the Company's business and have an adverse impact on our results of operations and financial condition.

Because we derive a significant portion of our revenues from production and sales by subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances.

## Global Trade

Methanol is a globally traded commodity produced at facilities located around the world. Trade in methanol is subject to duty in a number of jurisdictions. Methanol sold in certain markets from the countries in which we produce methanol is currently subject to import duties ranging from 0% to 5.5%. As well, there is currently an additional 25% duty on methanol imported from the US to China and from China to the US. Over the past number of years, methanol demand has grown faster in China compared to other markets. This growth has resulted in China currently representing approximately 60% of total methanol demand, which is supplied by both local and imported methanol. This concentration of industry demand creates a risk of market access from any production source as China may increase duties, restrict imports or take other measures to prevent or limit the import of methanol from a particular producing country. There can be no assurance that the countries where we produce methanol will continue to have access to all markets, including China, that duties will not increase, that duties will not be levied in other jurisdictions in the future or that we will be able to mitigate the impact of future duties, if levied, or that future duties will not have a significant negative effect.

Some producers and marketers of methanol may have direct or indirect contacts with countries that may, from time to time, be subject to international trade sanctions or other similar prohibitions ("sanctioned countries"). Methanol produced in sanctioned countries may sell at a lower price to methanol produced in non-sanctioned countries creating competitive price pressure for the methanol we produce. In addition to the methanol we produce, we purchase methanol from third parties under purchase contracts or on the spot market in order to meet our commitments to customers, and we also engage in product exchanges with other producers and marketers. We believe that we are in compliance with all applicable laws with respect to sales and purchases of methanol and product exchanges. However, as a result of the participation of sanctioned countries in our industry, we cannot provide assurance that we will not be exposed to reputational or other risks that could have an adverse impact on our results of operations and financial condition.

## Financial Risks

### Taxation Risk

The Company is subject to taxes, duties, levies, governmental royalties and other government-imposed compliance costs in numerous jurisdictions. New taxes and/or increases to the rates at which these amounts are determined could have an adverse impact on our results of operations and financial condition.

We have organized our operations in part based on certain assumptions about various tax laws (including capital gains, withholding taxes and transfer pricing), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe that such assumptions are reasonable, we cannot provide assurance that foreign taxation or other authorities will reach the same conclusion. The results of audit of prior tax filings and the final determination of these events may have a material impact on the Company. Refer to *Litigation Risk and Legal Proceedings* on page 39 for more information related to current legal matters. Further, if such foreign jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.

### Liquidity Risk

As at December 31, 2022, we had a cash balance of $858 million, an undrawn $300 million revolving credit facility, and an undrawn $300 million non-revolving construction credit facility specifically related to the Geismar 3 project. Both credit facilities are with a syndicate of highly rated financial institutions with the construction facility expiring in July 2025 and the revolving facility expiring in July 2026. Our ability to maintain access to each facility is subject to meeting certain financial covenants, including an EBITDA to interest coverage ratio and a debt to capitalization ratio. Both ratios are calculated in accordance with definitions in the credit agreement that include adjustments related to the Company's limited recourse subsidiaries.

As at December 31, 2022, our long-term debt obligations include $1,983 million in unsecured notes and $168 million related to other limited recourse debt for ocean-going vessels (100% basis).

The covenants governing the unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding the Egypt entity and the Atlas joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or a sale of all or substantially all of the Company's assets. The indenture also contains customary default provisions.

For additional information regarding long-term debt, refer to note 8 of our 2022 consolidated financial statements.

We cannot provide assurance that we will have sufficient liquidity to fund future capital projects without incurring additional debt. Additionally, we cannot provide assurance that we will be able to access capital in the future on commercially acceptable terms or at all, or that the financial institutions providing the credit facilities will have the ability to honour future draws.

Additionally, failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions. Any of these factors could have a significant negative effect on our results of operations, our ability to pursue and complete strategic initiatives or on our financial condition.

## Foreign Currency Risk

The dominant currency in which we conduct business is the United States dollar, which is also our reporting currency. The most significant components of our costs are natural gas feedstock and ocean-shipping costs and substantially all of these costs are incurred in United States dollars. Some of our underlying operating costs, capital expenditures and purchases of methanol, however, are incurred in currencies other than the United States dollar, principally the Canadian dollar, the Chilean peso, the Trinidad and Tobago dollar, the New Zealand dollar, the euro, the Egyptian pound, the Chinese yuan and Korean won. We are exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales, operating expenses and capital expenditures. A portion of our revenue is earned in Chinese Yuan, euros, Canadian dollars and, to a lesser extent, other currencies. We are exposed to declines in the value of these currencies compared to the United States dollar, which could have the effect of decreasing the United States dollar equivalent of our revenue.

## Customer Credit Risk

Our customers are large global or regional petrochemical manufacturers or distributors and a number are highly leveraged, though we have not experienced significant credit losses in the past. We monitor our customers' financial status closely; however, some customers may not have the financial ability to pay for methanol in the future and this could have an adverse effect on our results from operations and financial condition.

## Insurance Risks

Although we maintain operational and construction insurance, including business interruption insurance, we cannot provide assurance that we will not incur losses beyond the limits of, or outside the coverage of, such insurance or that insurers will be financially capable of honouring future claims. From time to time, various types of insurance for companies in the chemical and petrochemical industries have not been available on commercially acceptable terms or, in some cases, have been unavailable. We cannot provide assurance that in the future we will be able to maintain existing coverage or that premiums will not increase substantially.

## Operational Risks

### Security of Natural Gas Supply and Price

Natural gas is the principal feedstock for producing methanol and it accounts for a significant portion of our operating costs. Accordingly, our results from operations depend in large part on the availability and security of supply and the price of natural gas. If, for any reason, we are unable to obtain sufficient natural gas for any of our plants on commercially acceptable terms or we experience interruptions in the supply of contracted natural gas, we could be forced to curtail production or close such plants, which could have an adverse effect on our results of operations and financial condition.

### *United States*

We have two plants in Geismar, Louisiana with an annual operating capacity of 2.2 million tonnes. The Geismar 3 project, with an expected annual production capacity of 1.8 million tonnes, is currently under construction, with commercial operations expected in the fourth quarter of 2023.

We have several fixed price hedges and fixed price physical supply agreements to manage natural gas price risk for our Geismar facilities. In North America, we have fixed price contracts and hedges in place targeting minimum operating rate requirements of approximately 70% in the near-term, declining over time. The balance of our gas requirements are purchased at spot prices.

We believe that the long-term natural gas dynamics in North America will support the long-term operations of these facilities; however, we cannot provide assurance that our contracted suppliers will be able to meet their commitments or that we will be able to secure additional natural gas on commercially acceptable terms and this could have an adverse impact on our results of operations and financial condition.

*New Zealand*

We have three plants in New Zealand with a total operating capacity of 2.2 million tonnes of methanol per year. Two plants are located at Motunui and can produce 1.7 million tonnes per year and the third is located at nearby Waitara Valley and can produce 0.5 million tonnes. The Waitara Valley Plant was idled indefinitely in the first quarter of 2021 due to a lack of available gas supply. We have entered into several agreements with various natural gas suppliers with terms that range in length up to 2029. All gas supply agreements in New Zealand are take-or-pay agreements and include U.S. dollar base and variable price components where the variable price component is adjusted by a formula linked to methanol prices above a certain level. We believe this pricing relationship enables these facilities to be competitive at all points in the methanol price cycle. Certain contracts require the supplier to deliver a minimum amount of natural gas with additional volume dependent on the success of exploring and developing the related natural gas field.

We continue to pursue opportunities to contract additional natural gas to supply our plants in New Zealand, including gas to underpin the restart of the currently idled Waitara Valley plant.

The future operation of our New Zealand facilities, including the restart of the currently idled Waitara Valley plant, depends on the ability of our contracted suppliers to meet their commitments and the success of ongoing exploration and development activities in the region. We cannot provide assurance that our contracted suppliers will be able to meet their commitments or that exploration and development activities in New Zealand will be successful to enable us to operate at capacity or at all. We cannot provide assurance that we will be able to secure additional natural gas on commercially acceptable terms. These factors could have an adverse impact on our results of operations and financial condition.

*Trinidad*

We have two plants in Trinidad, Atlas (Methanex interest 63.1%) and Titan, with Methanex's interest in Trinidad representing an operating capacity of 2.0 million tonnes per year. Natural gas for our Atlas methanol production facility in Trinidad, with our share of total production capacity being 1.1 million tonnes per year, is supplied under a take-or-pay contract with the National Gas Company of Trinidad and Tobago Limited ("NGC"), which purchases the natural gas from upstream gas producers. The contract for Atlas has a U.S. dollar base and variable price components, where the variable portion is adjusted by a formula linked to methanol prices above a certain level and expires in September 2024.

The Titan plant was idled indefinitely since the first quarter of 2020 and we continue to engage with the NGC to secure an economic natural gas supply.

We cannot provide assurance that our contracted supplier will be able to meet their commitments, that we will be able to secure additional natural gas on commercially acceptable terms or that exploration and development activities in Trinidad will be successful to enable us to operate at capacity or at all. These factors could have an adverse impact on our results of operations and financial condition.

*Chile*

Natural gas for our two plants in Chile is supplied by various producers in Chile and Argentina. A portion of the contracted gas is subject to deliver-or-pay and take-or-pay provisions. Our current gas agreements and gas export permits from Argentina provide for sufficient gas to allow for a two-plant operation in Chile during the Southern hemisphere summer months. In 2022, one plant operated throughout the year and a second plant operated for seven months.

Our primary Chilean natural gas supplier is Empresa Nacional del Petróleo ("ENAP"). ENAP has made significant investments over the past several years in the development of natural gas from unconventional reservoirs, which has resulted in increased gas deliveries from ENAP to our facilities. The agreements for natural gas supply with ENAP underpin approximately 25% of the 1.7 million tonnes of annual operating capacity for 2023 through 2025.

In 2022, we received natural gas from Argentina from three different natural gas suppliers pursuant to firm supply agreements. These agreements commenced in October 2021 and expired at the end of April 2022. We also received Argentine natural gas in 2022 from a fourth supplier, YPF S.A. from January until April 2022 and from October through December 2022. We have a gas supply agreement with YPF S.A. that expires at the end of 2025. The price paid for natural gas for our Chilean facilities from our Chilean and Argentine suppliers is a U.S. dollar base price plus a variable price component that is adjusted by a formula linked to methanol prices above a certain level.

While we continue to work with gas suppliers in Chile and Argentina to secure sufficient natural gas to sustain our Chile operations, we cannot provide assurance that our contracted suppliers will be able to meet their commitments, that we will be able to secure additional natural gas on commercially acceptable terms, that Argentina will grant future export permits for natural gas to be delivered to Chile or that exploration and development activities in Chile and Argentina will be successful to enable us to operate at capacity or at all. These factors could have an adverse impact on our results of operations or financial condition.

### Egypt

We have a 25-year, take-or-pay natural gas supply agreement expiring in 2035 for the 1.3 million tonne per year methanol plant in Egypt in which we have a 50% equity interest. The price paid for gas is based on a U.S. dollar base price plus a variable price component that is adjusted by a formula linked to methanol prices above a certain level. Under the contract, the gas supplier is obligated to supply, and we are obliged to take or pay for, a specified annual quantity of natural gas. In addition, the natural gas supply agreement has a mechanism whereby we are partially compensated when gas delivery shortfalls in excess of a certain threshold occur. Natural gas is supplied to this facility from the same gas delivery grid infrastructure that supplies other industrial users in Egypt, as well as the general Egyptian population.

Our Egypt facility has experienced gas restrictions in the past during periods of significant social unrest and government transition and we believe this contributed to past constraints in the development of natural gas reserves. The restrictions experienced in past years may occur in the future. We cannot provide assurance that our contracted supplier will be able to meet its commitments or that exploration and development activities in Egypt will be successful to enable us to operate at capacity or at all. These factors could have an adverse impact on our results of operations and financial condition.

### Canada

We have entered into fixed price contracts to supply 80-90% of our natural gas requirements for our Medicine Hat facility through 2031. The balance of our gas requirements is purchased under contracts at spot prices.

We cannot provide assurance that our contracted suppliers will be able to meet their commitments or that we will be able to secure additional natural gas for our Medicine Hat facility on commercially acceptable terms and this could have an adverse impact on our results of operations and financial condition.

### Production Risks

Most of our earnings are derived from the sale of methanol produced at our plants. Many of our methanol plants have been in operation for multiple decades and with appropriate maintenance they are still capable of operating efficiently and cost-effectively today. Our business is subject to the risks of operating methanol production facilities, such as equipment breakdowns, interruptions in the supply of natural gas and other feedstocks, including oxygen and utilities such as water and steam, power failures, longer-than-anticipated planned maintenance activities, loss of port facilities, natural disasters or any other event, including unanticipated events beyond our control, that could result in a prolonged shutdown of any of our plants or impede our ability to produce and deliver methanol to customers. A prolonged plant shutdown at any of our major facilities could have an adverse effect on our results of operations and financial condition.

### Capital Projects

Our ability to effectively allocate capital, including successfully identifying, developing and completing capital projects is subject to a number of risks, including finding and selecting favourable locations for new facilities where sufficient natural gas and other feedstock is available with acceptable commercial terms, obtaining project or other financing on satisfactory terms, constructing and completing the projects within the contemplated budgets and schedules, and other risks commonly associated with the design, construction and startup of large complex industrial projects. Further risks include the impact of evolving government regulation relating to carbon intensive industries and evaluating the technological feasibility and anticipated operation of new plant designs such as those with lower carbon intensity.

In addition, the COVID-19 pandemic or other similar events could impact our ability to access necessary parts and equipment in a timely manner, meet key equipment delivery timelines, obtain permits, complete testing and inspection, and carry out project activities as a result of labour shortages or restrictions. These factors could result in schedule delays and cost escalation in completing capital projects.

We cannot provide assurance that we will be able to effectively allocate capital to identify or develop methanol projects or that any changes to the targeted timing of completion or estimated cost or ability to complete capital projects or future ability to operate at production capacity, due to a number of factors, which could have an adverse impact on our results of operations and financial condition.

### Technological Risks

New technologies for natural-gas-based methanol production have been primarily incremental rather than transformational. Alternative feedstocks and methods for methanol production, including producing methanol from renewable resources exist today, but are not currently economically competitive at scale. The adoption of new technologies for methanol production, including those that reduce the GHG emissions intensity, may make our plants less competitive or obsolete over time. In addition, implementing technologies to reduce GHG emissions, including carbon capture and storage, could result in significant capital expenditures.

As a result, we cannot provide assurance that new technologies in methanol production will not have an adverse effect on our results of operations and financial condition.

### Joint Arrangement Risk

Certain Methanex assets are jointly held and are governed by partnership and shareholder agreements. As a result, certain decisions regarding these assets require a simple majority, while others require 100 percent approval of the owners. In addition, certain of these assets (ocean-going vessels) are operated by unrelated third-party entities. The operating results of these assets is to some extent dependent on the effectiveness of the business relationship and decision making among Methanex and the other joint owner(s) and the expertise and ability of these third-party operators to successfully operate and maintain the assets. While Methanex believes that there are prudent governance and contractual rights in place, there can be no assurance that Methanex will not encounter disputes with partners. Such events could impact operations or cash flows of these assets which, in turn, could have an adverse effect on our results of operations and financial condition.

### Purchased Product Price Risk

In addition to the sale of methanol produced at our plants, we also purchase methanol produced by others on the spot market and through purchase contracts to meet our customer commitments and support our marketing efforts. We have adopted the first-in, first-out method of accounting for inventories and it generally takes between 30 and 60 days to sell the methanol we purchase. Consequently, we have the risk of holding losses on the resale of this product to the extent that methanol prices decrease from the date of purchase to the date of sale. Holding losses, if any, on the resale of purchased methanol could have an adverse effect on our results of operations and financial condition.

### Supply Chain Risks

Our production is transported through various pipelines, terminals, marine, rail and road networks making up our integrated supply chain. These networks, and ultimately our supply chain, may be interrupted by means outside of our control or have operational constraints or restrictions that could prohibit the safe and timely transportation and distribution of methanol to our customers and prolonged disruptions could have an adverse effect on our results of operations and financial condition.

### Shipping Capacity Risks

Excess capacity within our fleet of ocean vessels resulting from a prolonged plant shutdown or other event could have an adverse effect on our results of operations and financial condition as our vessel fleet is subject to fixed time charter costs. In the event we have excess shipping capacity, we may be able to mitigate some of the excess costs by entering into sub-charters or third-party backhaul arrangements, although the success of this mitigation is dependent on conditions within the broader global shipping industry. If we suffer any disruptions in our distribution system and are unable to mitigate these costs, this could have an adverse effect on our results from operations and financial condition.

### Talent Attraction and Retention Risks

The safe and reliable operation of our methanol plants, logistics and supporting functions rely on a skilled and experienced workforce. We compete for skilled employees in various locations globally where labour market conditions can be highly competitive. If we are unable to attract, develop, and retain a skilled and experienced workforce or effectively manage succession in key roles, this may be an impediment to the operations of our methanol plants, the optimization of logistics and impact our daily operations which could have an adverse impact on our results of operations and financial condition.

### Cybersecurity Risks

Our business processes rely on Information Technology ("IT") systems that are interconnected with external networks and increasingly hosted by third parties in the cloud. The interconnection of external networks increases the threat of cyberattack and the importance of cybersecurity. In particular, if a cyberattack was targeted at our production facilities, our supply chain or other key infrastructure networks, the result could harm our plants, customers, environment, people and our ability to meet customer commitments for a period of time. In addition, targeted attacks on our systems (or third parties that we rely on), failure of a key IT system or a breach in security measures designed to protect our IT systems, including attempts to divert financial assets or introduce ransomware to extract payment could have an adverse impact on our results of operations, financial condition and reputation. We have previously been the subject of cyber attacks on our internal systems, but these incidents have not had a significant negative impact on our results of operations.

We have a comprehensive program reviewed by an independent third party on a periodic basis to protect our assets, detect an intrusion and respond in the event of a cybersecurity incident. As the cyberthreat landscape continues to evolve, we implement continuous mitigation efforts, including: cyber education for our staff; risk-prioritized controls to protect against known and emerging threats; segregating core operating systems from our corporate systems; tools to provide automated monitoring and alerting; and backup and recovery systems to restore systems and return to normal operations. We may be required to commit additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyberattacks. The Audit, Finance and Risk Committee is responsible for overseeing our cybersecurity mitigation efforts.

We collect, use and store sensitive data in the normal course of business, including intellectual property, proprietary business information and personal information of our employees and third parties. Despite our security measures in place, our IT systems may be vulnerable to cyberattacks or breaches. Any such breach could compromise information used or stored on our IT systems and/or networks and, as a result, the information could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties or other negative consequences, including disruption to our operations and damage to our reputation, which could have an adverse impact on our results of operations and financial condition.

### Reputational Risk

Damage to our reputation could result from the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to our handling of environmental, carbon dioxide, employment, health or safety matters), whether true or not. There is a risk of increasing stakeholder expectations around climate change and transition to a lower-carbon economy. Further risks arise from these changing stakeholder perceptions related to the way in which we are viewed as contributing to (or hindering) a transition to a low-carbon economy and responding to climate change. In March 2023, we issued our 2022 Sustainability Report, aligned with the Sustainability Accounting Standards Board (SASB) and the Task-Force on Climate-related Financial Disclosures (TCFD). Our 2022 Sustainability Report is available at https://www.methanex.com/sustainability. Our reputation could be impacted by evolving perceptions of carbon-intensive industries, petrochemical industries and, most specifically, the methanol industry and its associated downstream derivatives. Although we believe that we conduct our operations in a prudent manner and that we take care in protecting our reputation, we do not ultimately have direct control over how we are perceived by others. Reputation loss may result in decreased access to capital and insurance coverage, decreased investor confidence, challenges with employee retention and talent attraction, an impediment to our overall ability to advance our projects, difficulty in obtaining permits, or increased challenges in maintaining our social license to operate, which could have an adverse impact on our results of operations and financial condition.

### Climate Related Risks

**Transition Risks - Regulatory**

*GHG Legislation*

Methanex generates GHG emissions, primarily as carbon dioxide, directly and indirectly through the production, distribution and use of its products. Carbon dioxide ("$CO_2$") is a byproduct of the development and extraction of hydrocarbons, including natural gas used as a feedstock in methanol production. Carbon dioxide is also a by-product of the methanol production process. The amount of $CO_2$ generated by the methanol production process depends on the production technology, feedstock, operating rate of the plant and any export of the by-product hydrogen. Carbon dioxide emissions are also generated when fuel is consumed during the global transport of methanol. The GHG Protocol Corporate Standard classifies a company's GHG emissions into three 'scopes'. Scope 1 emissions are direct emissions from owned or controlled sources. Scope 2 emissions are indirect emissions from the generation of purchased energy. Scope 3 emissions are all indirect emissions (not included in Scope 2) that occur in the value chain, including both upstream and downstream emissions.

We monitor and manage our GHG emissions intensity for Scope 1 and Scope 2 emissions, defined as the equivalent quantity of $CO_2$ released per unit of production or transported tonne, relating to both methanol production and our Methanex owned marine operations. Plant efficiency, and thus $CO_2$ emissions, is highly dependent on the design of the methanol plant, plant reliability and availability of natural gas among other factors, and accordingly $CO_2$ emissions may vary from year to year depending on the mix of production assets and vessels in operation.

Public attitudes around climate change and the transition to a lower-carbon economy continue to evolve. Under the Paris Agreement within the United Nations Framework Convention on Climate Change, many of the countries we operate in have agreed to put forth substantial efforts and commitments to reduce GHG emissions, and/or impose carbon taxes. We are currently subject to GHG regulations in New Zealand, Canada and Chile, while our production in the United States, Trinidad and Egypt is currently not subject to such regulations. These regulations result in additional costs to produce methanol. Many of our competitors produce methanol in countries with no imposed GHG regulations or carbon taxes and as such, further increases in regulations or carbon taxes in the countries in which we operate may negatively impact our competitive position within the methanol industry. There are ongoing reviews and potential changes to government GHG regulations in countries where we have operations or conduct business, including potential carbon adjustment mechanisms that could impact the efficient management of our global supply chain.

We cannot provide assurance that GHG legislation changes, new legislation, or changes in carbon prices and initiatives related to climate change in these jurisdictions, or others, will not have an adverse impact on our results of operations and financial condition.

### *Shipping Regulations*

The International Maritime Organization (IMO) has targets and Europe has proposed regulations to reduce GHG emissions from shipping. Methanol is one of several potential fuels that could be used to comply with these regulations. We cannot provide assurance that methanol will be the preferred fuel for demand under shipping or clean fuel regulations, or that we will be able to supply sufficient compliant methanol to meet this demand.

### Physical Impacts

Climate change poses a number of potential risks and impacts to Methanex that may increase over time. The prospective impact of climate change may have an adverse impact on our operations, our suppliers or customers. The physical impacts of climate change may include water scarcity, changing sea or river levels, changing storm patterns and intensities, and changing temperature levels, and the impact of any of these changes could be severe.

Four of our methanol production sites rely on access to fresh water in the methanol production process. Potential shortages or constraints in fresh water supply could impact methanol production at these sites. Our other two sites, Trinidad and Chile, rely on ocean water and have equipment to desalinate water for the methanol production process.

Our transport of methanol relies primarily on vessels to ship methanol from our production sites to customers around the world. We have, at times, experienced logistics delays in our supply chain due to high and low river levels in exporting methanol from a production site or delivering methanol by vessel or barge to customers. High or low river levels impacting our production assets and supply chain, more severe and frequent storms and weather events could have a material adverse impact on our operating capacity and supply chain. We cannot predict, at this time, the prospective impact of climate change on our operations, suppliers or customers, which could have an adverse impact on our results of operations and financial condition.

### Regulatory and Compliance Risks

### Environmental Regulation

The countries in which we operate and international and jurisdictional waters in which our vessels operate have laws, regulations, treaties and conventions in force to which we are subject, governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials. We are also subject to laws and regulations governing emissions and the import, export, use, discharge, storage, disposal and transportation of toxic substances. The products we use and produce are subject to regulation under various health, safety and environmental laws. Non-compliance with these laws and regulations may give rise to compliance orders, fines, injunctions, civil liability and criminal sanctions.

Laws and regulations with respect to protecting the environment have become more stringent over time and may, in certain circumstances, impose absolute liability rendering a person liable for environmental damage without regard to negligence or fault on the part of such person. Such laws and regulations may also expose us to liability for the conduct of, or conditions caused by others or for our own acts even if we complied with applicable laws at the time such acts were performed. To date, environmental laws and regulations have not had a significant adverse effect on our capital expenditures, earnings or competitive position. However, operating petrochemical manufacturing plants and distributing methanol exposes us to risks in connection with compliance with such laws and we cannot provide assurance that we will not incur significant costs or liabilities in the future.

Although we have formal and proactive compliance management systems in place, we cannot provide assurance over ongoing compliance with existing legislation or that future laws and regulations to which we are subject governing the environment and the management of natural resources as well as the handling, storage, transportation and disposal of hazardous or waste materials will not have an adverse effect on our results of operations and financial condition.

### *Government Regulations and Policies – Methanol*

Changes in environmental, health and safety laws, regulations or requirements in any country where methanol is produced or consumed could impact methanol demand.

Above certain inhalation and ingestion levels, methanol is toxic to humans. The United States Environmental Protection Agency ("EPA") issued a draft assessment for methanol in 2010 classifying methanol as likely to be carcinogenic to humans. A final non-cancer assessment released by the EPA in 2013 established the maximum ingestion and inhalation levels for methanol that it claims will not result in adverse health impacts. We are unable to determine whether the current draft classification relating to the carcinogenicity of methanol will be maintained in the final cancer assessment or if this will lead other government agencies to take actions related to methanol. Any further action or reclassification of methanol could reduce future methanol demand, which could have an adverse effect on our results of operations and financial condition.

### *Government Regulations and Policies – Formaldehyde and Other Methanol-Derived Products*

In 2022, methanol demand for the production of formaldehyde represented approximately 26% of global methanol demand and is the largest demand segment. The largest use for formaldehyde is as a component of urea-formaldehyde and phenol-formaldehyde resins, which are used in adhesives for plywood, particleboard, oriented strand board, medium-density fibreboard and other reconstituted or engineered wood products. There is also demand for formaldehyde as a raw material for engineering plastics and in the manufacture of a variety of other products, including elastomers, paints, building products, foams, polyurethane and automotive products.

Formaldehyde is classified as a known human carcinogen by the EPA, and as carcinogenic to humans by the World Health Organization. The EPA classifies a substance in this manner when there is sufficient evidence of carcinogenicity from studies in humans, which indicates a causal relationship between exposure to the agent, substance, or mixture, and human cancer. In 2019, formaldehyde was selected as one of 20 priority chemicals for review under the *Toxic Substances Control Act* of the EPA and we understand this review is ongoing. We are unable to determine whether the current classification or future reclassifications of formaldehyde could impose limits or restrictions related to formaldehyde in the United States or elsewhere. Any such actions could reduce future methanol demand for use in producing formaldehyde, which could have an adverse effect on our results of operations and financial condition.

Further, any government regulation or policy relating to any other methanol-derived product could also reduce future methanol demand for that product, which could have an adverse effect on our results of operations and financial condition.

### Litigation and Legal Proceedings

The Company is subject, from time to time, to litigation and may be involved in disputes with other parties in the future, which may result in litigation and claims under such litigation may be material. Various types of claims may be raised in these proceedings, including, but not limited to breach of contract, product liability, tax, employment matters and in relation to an attack, breach or unauthorized access to Methanex's information technology and infrastructure, environmental damage, climate change and the impact thereof, antitrust, bribery, and other forms of corruption. The Company cannot predict the outcome of any litigation. Defense and settlement costs may be substantial, even with respect to claims that have no merit. If the Company cannot resolve these disputes favourably, its business, financial condition, results of operations and future prospects may be materially adversely affected.

#### *Trinidad*

The Board of Inland Revenue of Trinidad and Tobago has audited and issued assessments against our 63.1% owned joint venture, Atlas, in respect of the 2005 to 2016 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019. The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes these were reflective of market considerations at that time.

During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-prices sales to an unrelated third party represented approximately 10% of Atlas-produced methanol. Atlas had partial relief from corporation income tax until late July 2014.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Although there can be no assurance that these tax assessments will not have a material adverse impact, based on the merits of the case and advice from legal counsel, we believe our position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

We anticipate the resolution of this matter through the court systems to be lengthy and, at this time, cannot predict a date as to when we expect this matter to be ultimately resolved.

## CRITICAL ACCOUNTING ESTIMATES

We believe the following selected accounting policies and issues are critical to understanding the estimates, assumptions and uncertainties that affect the amounts reported and disclosed in our consolidated financial statements and related notes. Certain of our accounting policies, including depreciation and amortization, recoverability of asset carrying values, leases, income taxes and fair value measurement of financial instruments require us to make assumptions relating to operations and about the price and availability of natural gas feedstock. See additional discussion of the risk factors and risk management by region in the *Security of Natural Gas Supply and Price* section on page 33. See note 2 to our 2022 consolidated financial statements for our significant accounting policies.

### Property, Plant and Equipment

Our business is capital intensive and has required, and will continue to require, significant investments in property, plant and equipment. As at December 31, 2022, the net book value of our property, plant and equipment was $4.2 billion.

### Capitalization

Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Routine repairs and maintenance costs are expensed as incurred.

As at December 31, 2022, we had accrued $37 million for site restoration costs relating to the decommissioning and reclamation of our methanol production sites. Inherent uncertainties exist in this estimate because the restoration activities will take place in the future and there may be changes in governmental and environmental regulations and changes in removal technology and costs. It is difficult to estimate the future costs of these activities as our estimate of fair value is based on current regulations and technology. Because of uncertainties related to estimating the cost and timing of future site restoration activities, future costs could differ materially from the amounts estimated.

### Depreciation and Amortization

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

The estimated useful lives of the Company's buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially range from 10 to 25 years depending on the specific asset component and the production facility to which it is related. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to our various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. We review the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

**Recoverability of Asset Carrying Values**

Long-lived assets are tested for recoverability whenever events or changes in circumstances, either internal or external, indicate that the carrying amount may not be recoverable ("triggering events"). Examples of such triggering events related to our long-lived assets include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management's intention or strategy for the asset, which includes a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset's value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset's use.

When a triggering event is identified, recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Fair value less costs of disposal is determined by ascertaining the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal, excluding finance costs and income tax expense. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a cash-generating unit at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.

When impairment indicators exist, there are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, incorporating third-party assumptions, forecasts and market-observable prices when appropriate. Consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, the ability for the industry to add further global methanol production capacity and earn an appropriate return on capital, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows when testing for impairment and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by further asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment. In relation to previous impairment charges, we do not believe that there are significant changes in events or circumstances that would support their reversal.

In Trinidad the Titan plant has remained idled since 2020. The extended outage has been identified as an impairment indicator in our Titan cash generating unit ("Titan CGU"). The impairment test performed on the Titan CGU resulted in no impairment provision recognized as the estimated recoverable value, determined on a fair value less costs of disposal methodology, exceeded the carrying value. The estimated recoverable value was based on an operating period for Titan aligned to natural gas reserves estimates in Trinidad with no terminal value, discounted at an after-tax rate of 16%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Titan CGU recoverable value to be equal to the carrying value:

| Key Assumptions | Change Required for Carrying Value to Equal Recoverable Value |
|---|---|
| Long-term average realized price | 18 percent decrease |
| Production volumes | 27 percent decrease |
| Gas price | 21 percent increase |
| Discount rate (after-tax) | 15 percent increase |

The sensitivity above has been prepared considering each variable independently. Historically, our natural gas contracts in Trinidad have included terms whereby a change in methanol price results in a change in natural gas price, protecting margins should revenue decrease.

## Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

In determining the lease term, the Company considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by an event or a significant change in circumstances.

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. Judgment is applied in the determination of the stand-alone price of the lease and non-lease components. All related operating charges are classified as variable payments and all such costs are accounted for as a non-lease component charged to the consolidated statement of operations as incurred.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. In measuring lease liabilities, the Company discounts lease payments using the incremental borrowing rate applicable at lease inception. The incremental borrowing rate is determined using a credit rating specific to the entity, location, asset security and term of the lease.

## Income Taxes

We calculate current and deferred tax provisions for each of the jurisdictions in which we operate. Actual amounts of income tax expense or recoveries are not final until tax returns are filed and accepted by the relevant tax authorities and as a result, the ultimate amount of taxes the Company may owe could differ from the amounts recognized in the consolidated financial statements. The filing of annual tax returns primarily occurs subsequent to the issuance of the financial statements and the final determination of actual amounts may not be completed for a number of years. Transactions may be challenged by tax authorities and the Company's operations may be assessed in subsequent periods, which could result in significant additional taxes, penalties and interest. Uncertain tax positions derive from the complexity of tax law and its interpretation by tax authorities and ultimately the judicial system in place in each jurisdiction. Uncertain tax positions, including interest and penalties, are recognized and measured applying management estimates. Given the complexity, management engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer periods of time. The differences in judgement in assessing uncertain tax positions may result in material differences in the final amount or timing of the payment of taxes or settlement of tax assessments.

Deferred income tax assets and liabilities are determined using enacted or substantially enacted tax rates for the effects of net operating losses and temporary differences between the book and tax bases of assets and liabilities. We recognize deferred tax assets to the extent it is probable that taxable profit will be available against which the asset can be utilized. In making this determination, certain judgments are made relating to the level of expected future taxable income and to available tax-planning strategies and their impact on the use of existing loss carryforwards and other income tax deductions. We also consider historical profitability and volatility to assess whether we believe it is probable that the existing loss carryforwards and other income tax deductions will be used to offset future taxable income otherwise calculated. Management routinely reviews these judgments. As at December 31, 2022, we had recognized deferred tax assets of $46 million primarily relating to non-capital loss carryforwards and other temporary differences in the United States and Trinidad. As at December 31, 2022, the Company had $231 million of unrecognized deductible temporary differences in the United States. If judgments or estimates in the determination of our current and deferred tax provision prove to be inaccurate, or if certain tax rates or laws change, or new interpretations or guidance emerge on the application of tax legislation, our results from operations and financial position could be materially impacted.

## Financial Instruments Measured at Fair Value

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss or accumulated other comprehensive income (loss) when the underlying hedged transaction is recognized in earnings or inventory. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign-currency-denominated transactions. Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether contracts contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting estimates due to their complex nature and the potential impact on our financial statements.

The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company, a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant for the remainder of its useful life. The terms of this contract were amended during the third quarter of 2022 to redirect and sell the plant's contracted natural gas for a three-month period. The amendment has modified the accounting for the contract resulting in the contract being treated as a derivative measured at fair value.

There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.

Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.

Refer to note 19 to our 2022 consolidated financial statements for more information.

## ADOPTION OF NEW ACCOUNTING STANDARDS

The Company has adopted the amendments to IAS 16, *Property Plant, and Equipment*, regarding the accounting for proceeds before intended use, and amendments to IAS 37, Provisions, *Contingent Liabilities and Contingent Assets*, regarding the inclusion of all costs of fulfilling an onerous contract, which were effective for annual periods beginning on or after January 1, 2022. The amendments did not have a material impact on the Company's consolidated financial statements.

## ANTICIPATED CHANGES TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

The following new or amended standards or interpretations that are effective for annual periods beginning on or after January 1, 2023 are being reviewed to determine the potential impact: amendments to *IAS 1 Presentation of Financial Statements* regarding the classification of liabilities as current or non-current, *IAS 8 Changes in Accounting Estimates and Errors*, and *IAS 12, Income Taxes* regarding deferred tax related to assets and liabilities arising from a single transaction.

## NON-GAAP MEASURES

In addition to providing measures prepared in accordance with IFRS, we present certain supplemental measures that are not defined terms under IFRS (non-GAAP measures or ratios). These are Adjusted EBITDA, Adjusted net income (loss), Adjusted net income (loss) per common share, Average realized price, Adjusted net income (loss) before income tax, Adjusted income tax expense, and Adjusted effective tax rate. These non-GAAP financial measures and ratios reflect our 63.1% economic interest in the Atlas facility, 50% economic interest in the Egypt facility and our 60% economic interest in Waterfront Shipping, and are useful as they are a better measure of our underlying performance and assist in assessing the operating performance of the Company's business. These measures, at our economic share, are a better measure of our underlying performance, as we fully run the operations on our partners' behalf, despite having less than full share of the economic interest. Adjusted EBITDA is also frequently used by securities analysts and investors when comparing our results with those of other companies.

In addition, the Company also presents non-GAAP capital management measures, specifically, Net debt to capitalization and Total liquidity, which are useful in assessing the liquidity of the Company's ongoing business. Total liquidity is useful because it illustrates the extent to which management has immediate access to cash for operational and construction purposes, and is indicative of our flexibility should uses for these facilities immediately arise. Net debt to capitalization is useful because it illustrates the relative risk of our financing structure to potential lenders and investors.These measures and ratios do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies.

These measures should be considered in addition to, and not as a substitute for, net income, cash flows and other measures of financial performance and liquidity reported in accordance with IFRS.

### Adjusted EBITDA (Attributable to Methanex shareholders)

Adjusted EBITDA is a non-GAAP financial measure and differs from the most comparable GAAP measure, net income attributable to Methanex shareholders, because it excludes finance costs, finance income and other expenses, income tax expense, depreciation and amortization and mark-to-market impact of share-based compensation. Adjusted EBITDA includes an amount representing our 63.1% share of the Atlas facility and excludes the non-controlling shareholders' interests in entities which we control but do not fully own.

Adjusted EBITDA and Adjusted net income exclude the mark-to-market impact of share-based compensation related to the impact of changes in our share price on SARs, TSARs, deferred share units, restricted share units and performance share units. The mark-to-market impact related to share-based compensation that is excluded from Adjusted EBITDA and Adjusted net income is calculated as the difference between the grant date value and the fair value recorded at each period-end. As share-based awards will be settled in future periods, the ultimate value of the units is unknown at the date of grant and therefore the grant date value recognized in Adjusted EBITDA and Adjusted net income may differ from the total settlement cost.

The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted EBITDA:

| ($ Millions) | | 2022 | | 2021 |
|---|---|---|---|---|
| Net income attributable to Methanex shareholders | $ | 354 | $ | 482 |
| Mark-to-market impact of share-based compensation | | (7) | | (23) |
| Depreciation and amortization | | 372 | | 363 |
| Finance costs | | 131 | | 144 |
| Finance income and other expenses | | (25) | | (1) |
| Income tax expense | | 120 | | 110 |
| Earnings of associate adjustment [1] | | 74 | | 84 |
| Non-controlling interests adjustment [1] | | (87) | | (51) |
| Adjusted EBITDA (attributable to Methanex shareholders) | $ | 932 | $ | 1,108 |

[1] These adjustments represent depreciation and amortization, finance costs, finance income and other expenses and income taxes associated with our 63.1% interest in the Atlas methanol facility and the non-controlling interests.

## Adjusted Net Income and Adjusted Net Income per Common Share

Adjusted net income and Adjusted net income per common share are a non-GAAP measure and ratio, respectively, because they exclude the mark-to-market impact of share-based compensation, the impact of the Egypt gas contract revaluation included in finance income (loss) and other expenses and the impact of certain items associated with specific identified events. The following table shows a reconciliation from net income attributable to Methanex shareholders to Adjusted net income and the calculation of Adjusted diluted net income per common share:

| ($ Millions, except number of shares and per share amounts) | | 2022 | | 2021 |
|---|---|---|---|---|
| Net income attributable to Methanex shareholders | $ | 354 | $ | 482 |
| Mark-to-market impact of share-based compensation, net of tax | | (6) | | (22) |
| Impact of Egypt gas contract revaluation, net of tax | | (5) | | — |
| Adjusted net income | $ | 343 | $ | 460 |
| Diluted weighted average shares outstanding (millions) | | 72 | | 76 |
| Adjusted net income per common share | $ | 4.79 | $ | 6.03 |

Management uses these measures to analyze net income and net income per common share after adjusting for our economic interest in the Atlas and Egypt facilities and Waterfront Shipping, for reasons as described above. The exclusion of the mark-to-market portion of the impact of shared-based compensation is due to these amounts not being seen as indicative of the operational performance and can fluctuate in the intervening periods until settlement, at which time they are included appropriately as the cost of employee compensation. The exclusion of the impact of the Egypt gas contract revaluation is due to the change in the derivative being unrealized with the fair value of the derivative expected to fluctuate in the intervening periods until settlement. The exclusion of the impact of the Egypt gas contract revaluation commencing in 2022 had no impact on comparative periods as the contract amendment leading to fair value measurement of the contract occurred in 2022.

## QUARTERLY FINANCIAL DATA (UNAUDITED)

Our operations consist of a single operating segment – the production and sale of methanol. Quarterly results vary due to the average realized price of methanol, sales volume and total cash costs.

A summary of selected financial information is as follows:

| | | Three months ended | | |
|---|---|---|---|---|
| ($ Millions, except per share amounts) | Dec 31 | Sep 30 | Jun 30 | Mar 31 |
| **2022** | | | | |
| **Revenue** | $ 986 | $ 1,012 | $ 1,137 | $ 1,176 |
| **Cost of sales and operating expenses** | (841) | (861) | (852) | (892) |
| **Net income (attributable to Methanex shareholders)** | 41 | 69 | 125 | 119 |
| **Basic net income per common share** | 0.59 | 0.99 | 1.74 | 1.60 |
| **Diluted net income per common share** | 0.59 | 0.87 | 1.41 | 1.60 |
| **Adjusted EBITDA [1]** | 160 | 192 | 243 | 337 |
| **Adjusted net income [1]** | 51 | 49 | 84 | 159 |
| **Adjusted net income per common share [1]** | 0.73 | 0.69 | 1.16 | 2.16 |
| | | | | |
| 2021 | | | | |
| Revenue | $ 1,253 | $ 1,078 | $ 1,068 | $ 1,016 |
| Cost of sales and operating expenses | (919) | (858) | (817) | (746) |
| Net income (attributable to Methanex shareholders) | 201 | 71 | 107 | 105 |
| Basic net income per common share | 2.66 | 0.93 | 1.40 | 1.37 |
| Diluted net income per common share | 2.51 | 0.93 | 1.31 | 1.19 |
| Adjusted EBITDA [1] | 340 | 264 | 262 | 242 |
| Adjusted net income [1] | 185 | 99 | 95 | 82 |
| Adjusted net income per common share [1] | 2.43 | 1.29 | 1.24 | 1.07 |

[1] The Company has used the terms Adjusted EBITDA, Adjusted net income, and Adjusted net income per common share, throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the *Non-GAAP Measures* section on page 44 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

A discussion and analysis of our results for the fourth quarter of 2022 is set out in our fourth quarter of 2022 Management's Discussion and Analysis filed with the Canadian Securities Administrators on SEDAR at www.sedar.com and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov and is incorporated herein by reference.

## SELECTED ANNUAL INFORMATION

| ($ Millions, except per share amounts) | | 2022 | 2021 | 2020 |
|---|---|---|---|---|
| Revenue | $ | 4,311 | $ 4,415 | $ 2,650 |
| Adjusted EBITDA [1] | | 932 | 1,108 | 346 |
| Adjusted net income (loss) [1] | | 343 | 460 | (123) |
| Net income (loss) (attributable to Methanex shareholders) | | 354 | 482 | (157) |
| Adjusted net income (loss) per common share [1] | | 4.79 | 6.03 | (1.62) |
| Basic net income (loss) per common share | | 4.95 | 6.34 | (2.06) |
| Diluted net income (loss) per common share | | 4.86 | 6.13 | (2.06) |
| Cash dividends declared per common share | | 0.620 | 0.325 | 0.470 |
| Total assets | | 6,631 | 6,090 | 5,696 |
| Total long-term liabilities (excluding deferred income tax) | | 3,032 | 2,959 | 3,276 |

[1] The Company has used the terms Adjusted EBITDA, Adjusted net income (loss), and Adjusted net income (loss) per common share,throughout this document. These items are non-GAAP measures and ratios that do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Refer to the *Non-GAAP Measures* section on page 44 for a description of each non-GAAP measure and reconciliations to the most comparable GAAP measures.

## CONTROLS AND PROCEDURES

### Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), and NI 52-109, are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. As of December 31, 2022, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of that date.

### Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements will not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2022, based on the framework set forth in Internal Control – Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP, an independent registered public accounting firm that audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2022. The attestation report is included in our consolidated financial statements on page 54.

### Changes in Internal Control over Financial Reporting

There have been no changes in the Company's internal control over financial reporting that occurred during the most recent interim period and year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

**FORWARD-LOOKING STATEMENTS**

This 2022 Management's Discussion and Analysis ("MD&A") contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "believes," "expects," "may," "will," "should," "potential," "estimates," "anticipates," "aim", "goal," "targets," "plan," "predict" or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly, and without limitation, any statements regarding the following are forward-looking statements:

- expected demand for methanol and its derivatives,

- expected new methanol supply or restart of idled capacity and timing for startup of the same,

- expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,

- expected methanol and energy prices,

- expected levels of methanol purchases from traders or other third parties,

- expected levels, timing and availability of economically priced natural gas supply to each of our plants,

- capital committed by third parties towards future natural gas exploration and development in the vicinity of our plants,

- our expected capital expenditures and anticipated timing and rate of return of such capital expenditures,

- anticipated operating rates of our plants,

- expected operating costs, including natural gas feedstock costs and logistics costs,

- expected tax rates or resolutions to tax disputes,

- expected cash flows, cash balances, earnings capability, debt levels and share price,

- availability of committed credit facilities and other financing,

- our ability to meet covenants associated with our long-term debt obligations,

- our shareholder distribution strategy and anticipated distributions to shareholders,

- commercial viability and timing of, or our ability to execute future projects, plant restarts, capacity expansions, plant relocations or other business initiatives or opportunities, including our Geismar 3 project,

- our financial strength and ability to meet future financial commitments,

- expected global or regional economic activity (including industrial production levels) and GDP growth,

- expected outcomes of litigation or other disputes, claims and assessments,

- expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties, and

- the potential future impact of the COVID-19 pandemic.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

- the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

- our ability to procure natural gas feedstock on commercially acceptable terms,

- operating rates of our facilities,

- receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,

- the establishment of new fuel standards,

- operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

- the availability of committed credit facilities and other financing,

- the expected timing and capital cost of our Geismar 3 project,

- global and regional economic activity (including industrial production levels) and GDP growth,

- absence of a material negative impact from major natural disasters,

- absence of a material negative impact from changes in laws or regulations,

- absence of a material negative impact from political instability in the countries in which we operate, and

- enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:

- conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,

- the price of natural gas, coal, oil and oil derivatives,

- our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,

- the ability to carry out corporate initiatives and strategies,

- actions of competitors, suppliers and financial institutions,

- conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,

- our ability to meet timeline and budget targets for the Geismar 3 project, including the impact of any cost pressures arising from tightening construction labour market conditions,

- competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,

- actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,

- changes in laws or regulations,

- import or export restrictions, anti-dumping measures, increases in duties, taxes and government royalties and other actions by governments that may adversely affect our operations or existing contractual arrangements,

- worldwide economic conditions,

- the impacts of the COVID-19 pandemic, and

- other risks described in this 2022 MD&A.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one's own due diligence and judgment. The outcomes implied in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

# Responsibility for Financial Reporting

**The consolidated financial statements and all financial information contained in the annual report are the responsibility of management.**

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, have incorporated estimates based on the best judgment of management.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the internal control framework set out in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.

The Board of Directors ("the Board") is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control, and is responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through the Audit, Finance and Risk Committee ("the Committee").

The Committee consists of five non-management directors, all of whom are independent as defined by the applicable rules in Canada and the United States. The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company's financial statements; the financial reporting process; the systems of accounting and financial controls; the professional qualifications and independence of the external auditor; the performance of the external and internal auditors; risk management processes; financing plans; and the Company's compliance with ethics policies and legal and regulatory requirements.

The Committee meets regularly with management and the Company's auditors, KPMG LLP, Chartered Professional Accountants, to discuss internal controls and significant accounting and financial reporting issues. KPMG LLP has full and unrestricted access to the Committee. KPMG LLP audited the consolidated financial statements and the effectiveness of internal controls over financial reporting. Their opinions are included in the annual report.



**Benita Warmbold**
Chair of the Audit,
Finance and Risk Committee
March 10, 2023

**Rich Sumner**
President and
Chief Executive Officer

**Dean Richardson**
Senior Vice President, Finance and
Chief Financial Officer

# Report of Independent Registered Public Accounting Firm

**To the Shareholders and Board of Directors of Methanex Corporation:**

*Opinion on the Consolidated Financial Statements*

We have audited the accompanying consolidated statements of financial position of Methanex Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

*Basis for Opinion*

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

*Critical Audit Matters*

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

*Recognition and Measurement of Uncertain Tax Positions*

As discussed in Notes 6(b) and 16 to the consolidated financial statements, the Company has identified and, in certain cases, recognized uncertain tax positions (tax positions) including associated interest and penalties. As discussed in Note 2(q) to the consolidated financial statements, the Company's tax positions are subject to audit by local taxing authorities across multiple global jurisdictions and the resolution of such audits may span multiple years. Tax law is complex and often subject to varied interpretations. Accordingly, the ultimate outcome with respect to taxes the Company may owe may differ from the amounts recognized in the consolidated financial statements.

We identified the assessment of recognition and measurement of tax positions as a critical audit matter. Complex auditor judgment was required to evaluate the Company's interpretation of tax law and its identification and determination of the ultimate resolution of its tax positions. Additionally, the evaluation of the recognition and measurement of the Company's tax positions required specialized skills and knowledge.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to (1) the interpretation of tax law and identification of tax positions, (2) the determination of the probability that the tax authorities would accept the Company's tax positions, and (3) the estimation of reserves recorded for tax positions. We involved domestic and international tax professionals with specialized skills and knowledge, who assisted in assessing the Company's tax positions by:

- inspecting tax rulings and correspondence between the Company and the applicable taxation authorities;
- inspecting transfer pricing studies and information obtained from external tax specialists and legal counsel; and
- comparing our understanding and interpretation of tax laws to the Company's evaluation.

### *Initial accounting for amendment to Egyptian natural gas supply contract*

As discussed in Note 19 to the consolidated financial statements, the Company holds a long-term natural gas supply contract with the Egyptian Natural Gas Holding Company. The terms of this contract were amended during 2022 to redirect and sell the contracted natural gas for a three-month period. The amendment has modified the accounting for the contract, resulting in the requirement to recognize the amended long-term contract as a derivative financial instrument, to be measured at fair value, over its remaining term. The Company recognized an unrealized gain of $11.2 million in Finance income and other expenses during the year ended December 31, 2022. As there is no observable, liquid spot market or forward curve for natural gas in Egypt, the fair value of the amended contract as of December 31, 2022 was determined using a Monte-Carlo valuation model.

We have identified the evaluation of the Company's initial accounting for the contract amendment including the selection and application of a valuation model to determine the fair value of the amended contract as a critical audit matter. Complex auditor judgment and specialized skill was required in evaluating the contract amendment and the application of the relevant accounting guidance and the selection of the valuation model to determine fair value of the amended contract.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of internal controls over the Company's evaluation of the initial accounting for the contract amendment. This included controls related to (1) the application of relevant accounting guidance and (2) the selection and application of the valuation model to determine fair value of the amended contract. We evaluated the Company's assessment of the accounting for the contract amendment by reading the underlying agreement to understand the relevant terms and conditions. We determined whether the Company's assessment of the accounting for the amendment was in accordance with the relevant accounting standards. We involved valuation professionals with specialized skills and knowledge who assisted in assessing the Company's selection of the valuation model to determine fair value of the amended contract by:

- inspecting supporting documentation obtained from the Company and the Company's external valuation specialists; and
- evaluating that the valuation model selected was appropriate to determine the fair value.

*KPMG LLP*

Chartered Professional Accountants

We have served as the Company's auditor since 1992.

Vancouver, Canada
March 10, 2023

# Report of Independent Registered Public Accounting Firm

**To the Shareholders and Board of Directors of Methanex Corporation:**

*Opinion on Internal Control Over Financial Reporting*

We have audited Methanex Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, Methanex Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 10, 2023 expressed an unqualified opinion on those consolidated financial statements.

*Basis for Opinion*

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading "Management's Annual Report on Internal Control Over Financial Reporting" in Management's Discussion and Analysis for the year ended December 31, 2022. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

*Definition and Limitations of Internal Control Over Financial Reporting*

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

*KPMG LLP*

Chartered Professional Accountants

Vancouver, Canada
March 10, 2023

# Consolidated Statements of Financial Position

*(thousands of U.S. dollars, except number of common shares)*

| As at | | Dec 31 2022 | Dec 31 2021 |
|---|---|---|---|
| **ASSETS** | | | |
| Current assets: | | | |
| Cash and cash equivalents | $ | 857,747 $ | 932,069 |
| Trade and other receivables (note 3) | | 500,925 | 551,367 |
| Inventories (note 4) | | 439,771 | 459,556 |
| Prepaid expenses | | 38,585 | 35,963 |
| Other assets (note 7) | | 39,346 | 9,842 |
| | | 1,876,374 | 1,988,797 |
| Non-current assets: | | | |
| Property, plant and equipment (note 5) | | 4,155,283 | 3,686,149 |
| Investment in associate (note 6) | | 197,083 | 217,319 |
| Deferred income tax assets (note 16) | | 46,353 | 98,169 |
| Other assets (note 7) | | 356,387 | 99,186 |
| | | 4,755,106 | 4,100,823 |
| | $ | 6,631,480 $ | 6,089,620 |
| **LIABILITIES AND EQUITY** | | | |
| Current liabilities: | | | |
| Trade, other payables and accrued liabilities | $ | 789,200 $ | 835,951 |
| Current maturities on long-term debt (note 8) | | 15,133 | 11,775 |
| Current maturities on lease obligations (note 9) | | 108,736 | 98,301 |
| Current maturities on other long-term liabilities (note 10) | | 29,548 | 17,191 |
| | | 942,617 | 963,218 |
| Non-current liabilities: | | | |
| Long-term debt (note 8) | | 2,136,380 | 2,146,417 |
| Lease obligations (note 9) | | 761,427 | 618,800 |
| Other long-term liabilities (note 10) | | 134,603 | 193,749 |
| Deferred income tax liabilities (note 16) | | 226,996 | 212,705 |
| | | 3,259,406 | 3,171,671 |
| Equity: | | | |
| Capital stock | | | |
| 25,000,000 authorized preferred shares without nominal or par value | | | |
| Unlimited authorization of common shares without nominal or par value | | | |
| Issued and outstanding common shares at December 31, 2022 were 69,239,136 (2021 - 74,774,087) | | 401,295 | 432,728 |
| Contributed surplus | | 1,904 | 1,928 |
| Retained earnings | | 1,466,872 | 1,251,640 |
| Accumulated other comprehensive income (loss) | | 241,942 | (2,720) |
| Shareholders' equity | | 2,112,013 | 1,683,576 |
| Non-controlling interests | | 317,444 | 271,155 |
| Total equity | | 2,429,457 | 1,954,731 |
| | $ | 6,631,480 $ | 6,089,620 |

*Commitments and contingencies (note 22)*
*See accompanying notes to consolidated financial statements.*

**Approved by the Board:**


**Benita Warmbold (Director)**                **Rich Sumner (Director)**

# Consolidated Statements of Income

*(thousands of U.S. dollars, except number of common shares and per share amounts)*

| For the years ended December 31 | | 2022 | | 2021 |
|---|---|---|---|---|
| Revenue | $ | 4,311,188 | $ | 4,414,559 |
| Cost of sales and operating expenses (note 11) | | (3,446,101) | | (3,339,510) |
| Depreciation and amortization (note 11) | | (372,420) | | (363,084) |
| Egypt gas redirection and sale proceeds (note 26) | | 117,946 | | — |
| Operating income | | 610,613 | | 711,965 |
| Earnings of associate (note 6) | | 76,938 | | 97,743 |
| Finance costs (note 12) | | (130,752) | | (144,406) |
| Finance income and other expenses | | 25,348 | | 1,036 |
| Income before income taxes | | 582,147 | | 666,338 |
| Income tax (expense) recovery (note 16): | | | | |
| Current | | (127,578) | | (115,767) |
| Deferred | | 7,719 | | 5,340 |
| | | (119,859) | | (110,427) |
| Net income | $ | 462,288 | $ | 555,911 |
| Attributable to: | | | | |
| Methanex Corporation shareholders | $ | 353,830 | $ | 482,358 |
| Non-controlling interests (note 24) | | 108,458 | | 73,553 |
| | $ | 462,288 | $ | 555,911 |
| Income per common share for the year attributable to Methanex Corporation shareholders: | | | | |
| Basic net income per common share (note 13) | $ | 4.95 | $ | 6.34 |
| Diluted net income per common share (note 13) | $ | 4.86 | $ | 6.13 |
| Weighted average number of common shares outstanding (note 13) | | 71,422,360 | | 76,039,118 |
| Diluted weighted average number of common shares outstanding (note 13) | | 71,677,484 | | 76,243,777 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Comprehensive Income

*(thousands of U.S. dollars)*

| For the years ended December 31 | | 2022 | | 2021 |
|---|---|---|---|---|
| Net income | $ | 462,288 | $ | 555,911 |
| Other comprehensive income: | | | | |
| Items that may be reclassified to income: | | | | |
| Change in cash flow hedges and excluded forward element (note 19) | | 378,287 | | 188,423 |
| Realized gains on foreign exchange hedges reclassified to revenue | | (5,674) | | (1,064) |
| Items that will not be reclassified to income: | | | | |
| Actuarial gain (loss) on defined benefit pension plans (note 21(a)) | | (726) | | 7,499 |
| Taxes on above items | | (72,440) | | (42,919) |
| | | 299,447 | | 151,939 |
| Comprehensive income | $ | 761,735 | $ | 707,850 |
| Attributable to: | | | | |
| Methanex Corporation shareholders | $ | 653,277 | $ | 634,297 |
| Non-controlling interests (note 24) | | 108,458 | | 73,553 |
| | $ | 761,735 | $ | 707,850 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Changes in Equity

*(thousands of U.S. dollars, except number of common shares)*

| | Number of common shares | Capital stock | Contributed surplus | Retained earnings | Accumulated other comprehensive loss | Shareholders' equity | Non-controlling interests | Total equity |
|---|---|---|---|---|---|---|---|---|
| Balance, December 31, 2020 | 76,201,980 | $440,723 | $1,873 | $843,606 | ($137,102) | $1,149,100 | $292,357 | $1,441,457 |
| Net income | — | — | — | 482,358 | — | 482,358 | 73,553 | 555,911 |
| Other comprehensive income | — | — | — | 4,903 | 147,036 | 151,939 | — | 151,939 |
| Compensation expense recorded for stock options | — | — | 113 | — | — | 113 | — | 113 |
| Issue of shares on exercise of stock options | 7,300 | 252 | — | — | — | 252 | — | 252 |
| Reclassification of grant date fair value on exercise of stock options | — | 58 | (58) | — | — | — | — | — |
| Payments for repurchase of shares | (1,435,193) | (8,305) | — | (54,593) | — | (62,898) | — | (62,898) |
| Dividend payments to Methanex Corporation shareholders ($0.325 per common share) | — | — | — | (24,634) | — | (24,634) | — | (24,634) |
| Distributions made and accrued to non-controlling interests | — | — | — | — | — | — | (95,405) | (95,405) |
| Equity contributions by non-controlling interest | — | — | — | — | — | — | 650 | 650 |
| Hedging gains transferred to inventory | — | — | — | — | (12,654) | (12,654) | — | (12,654) |
| Balance, December 31, 2021 | 74,774,087 | $432,728 | $1,928 | $1,251,640 | ($2,720) | $1,683,576 | $271,155 | $1,954,731 |
| Net income | — | — | — | 353,830 | — | 353,830 | 108,458 | 462,288 |
| Other comprehensive income (loss) | — | — | — | (252) | 299,699 | 299,447 | — | 299,447 |
| Compensation expense recorded for stock options | — | — | 110 | — | — | 110 | — | 110 |
| Issue of shares on exercise of stock options | 16,800 | 582 | — | — | — | 582 | — | 582 |
| Reclassification of grant date fair value on exercise of stock options | — | 134 | (134) | — | — | — | — | — |
| Sale of partial interest in subsidiary (note 25) | — | — | — | 126,445 | — | 126,445 | 22,545 | 148,990 |
| Payments for repurchase of shares | (5,551,751) | (32,149) | — | (220,836) | — | (252,985) | — | (252,985) |
| Dividend payments to Methanex Corporation shareholders ($0.620 per common share) | — | — | — | (43,955) | — | (43,955) | — | (43,955) |
| Distributions made and accrued to non-controlling interests | — | — | — | — | — | — | (84,714) | (84,714) |
| Hedging gains transferred to inventory | — | — | — | — | (55,037) | (55,037) | — | (55,037) |
| Balance, December 31, 2022 | 69,239,136 | $401,295 | $1,904 | $1,466,872 | $241,942 | $2,112,013 | $317,444 | $2,429,457 |

*See accompanying notes to consolidated financial statements.*

# Consolidated Statements of Cash Flows

*(thousands of U.S. dollars)*

| For the years ended December 31 | | 2022 | | 2021 |
|---|---|---:|---|---:|
| **CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES** | | | | |
| Net income | $ | 462,288 | $ | 555,911 |
| Deduct earnings of associate | | (76,938) | | (97,743) |
| Dividends received from associate | | 97,174 | | 74,458 |
| Add (deduct) non-cash items: | | | | |
|     Depreciation and amortization | | 372,420 | | 363,084 |
|     Income tax expense | | 119,859 | | 110,427 |
|     Share-based compensation expense (recovery) | | 15,398 | | (1,160) |
|     Finance costs | | 130,752 | | 144,406 |
|     Other | | (12,985) | | (3,877) |
| Interest received | | 9,590 | | 443 |
| Income taxes paid | | (163,828) | | (57,941) |
| Other cash payments, including share-based compensation | | (20,503) | | (10,530) |
| Cash flows from operating activities before undernoted | | 933,227 | | 1,077,478 |
| Changes in non-cash working capital (note 17(a)) | | 54,122 | | (83,109) |
| | | 987,349 | | 994,369 |
| **CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES** | | | | |
| Payments for repurchase of shares | | (252,985) | | (62,898) |
| Dividend payments to Methanex Corporation shareholders | | (43,955) | | (24,634) |
| Interest paid | | (161,816) | | (165,059) |
| Repayment on Geismar 3 construction facility | | — | | (173,000) |
| Repayment of long-term debt and financing fees (note 8) | | (9,151) | | (62,381) |
| Repayment of lease obligations | | (105,863) | | (101,054) |
| Release of restricted cash relating to limited recourse debt facilities | | — | | 28,926 |
| Equity contributions by non-controlling interests | | — | | 650 |
| Distributions to non-controlling interests | | (84,713) | | (110,406) |
| Proceeds on issue of shares on exercise of stock options | | 582 | | 252 |
| Proceeds from other limited recourse debt | | — | | 25,161 |
| Restricted cash for debt service accounts | | (1,394) | | — |
| Sale of partial interest in subsidiary | | 148,990 | | — |
| Changes in non-cash working capital related to financing activities (note 17(a)) | | 1,771 | | 1,350 |
| | | (508,534) | | (643,093) |
| **CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES** | | | | |
| Property, plant and equipment | | (145,701) | | (103,485) |
| Geismar plant under construction | | (431,680) | | (141,952) |
| Changes in non-cash working capital related to investing activities (note 17(a)) | | 24,244 | | (7,611) |
| | | (553,137) | | (253,048) |
| Increase (decrease) in cash and cash equivalents | | (74,322) | | 98,228 |
| Cash and cash equivalents, beginning of year | | 932,069 | | 833,841 |
| Cash and cash equivalents, end of year | $ | 857,747 | $ | 932,069 |

*See accompanying notes to consolidated financial statements.*

# Notes to Consolidated Financial Statements

*(Tabular dollar amounts are shown in thousands of U.S. dollars, except where noted)*
*Year ended December 31, 2022*

## 1. Nature of operations:

Methanex Corporation ("the Company") is an incorporated entity with corporate offices in Vancouver, Canada. The Company's operations consist of the production and sale of methanol, a commodity chemical. The Company is the world's largest producer and supplier of methanol to the major international markets of Asia Pacific, North America, Europe and South America.

## 2. Significant accounting policies:

### a) Statement of compliance:

These consolidated financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). These consolidated financial statements were approved and authorized for issue by the Board of Directors on March 9, 2023.

### b) Basis of presentation and consolidation:

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, less than wholly-owned entities for which it has a controlling interest and its equity-accounted joint venture. Wholly-owned subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. For less than wholly-owned entities for which the Company has a controlling interest, a non-controlling interest is included in the Company's consolidated financial statements and represents the non-controlling shareholders' interest in the net assets of the entity. All significant intercompany transactions and balances have been eliminated. Preparation of these consolidated financial statements requires estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and related notes. The areas of estimation and judgment that management considers most significant are property, plant and equipment (note 2(g)), financial instruments (note 2(o)), fair value measurements (note 2(p)), leases (note 2(i)), and income taxes (note 2(q)). Actual results could differ from those estimates.

### c) Reporting currency and foreign currency translation:

Functional currency is the currency of the primary economic environment in which an entity operates. The majority of the Company's business in all jurisdictions is transacted in United States dollars and, accordingly, these consolidated financial statements have been measured and expressed in that currency. The Company translates foreign currency denominated monetary items at the period-end exchange rates, foreign currency denominated non-monetary items at historic rates and revenues and expenditures at the exchange rates at the dates of the transactions. Foreign exchange gains and losses are included in earnings.

### d) Cash and cash equivalents:

Cash and cash equivalents include securities with maturities of three months or less when purchased.

### e) Receivables:

The Company provides credit to its customers in the normal course of business. The Company performs ongoing credit evaluations of its customers and records provisions for expected credit losses for receivables measured at amortized cost. The Company records an allowance for doubtful accounts or writes down the receivable to estimated net realizable value, if not collectible in full, based on expected credit losses. Expected credit losses are based on historic and forward looking customer specific factors including historic credit losses incurred.

### f) Inventories:

Inventories are valued at the lower of cost and estimated net realizable value. Cost is determined on a first-in, first-out basis and includes direct purchase costs, cost of production, allocation of production overhead and depreciation based on normal operating capacity and ocean freight costs for the shipment of product.

### g) Property, plant and equipment:

#### Initial recognition

Property, plant and equipment are initially recorded at cost. The cost of purchased equipment includes expenditures that are directly attributable to the purchase price, delivery and installation. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to the location and condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs on self-constructed assets that meet certain criteria. Borrowing costs incurred during construction and commissioning are capitalized until the plant is operating in the manner intended by management.

#### Subsequent costs

Routine repairs and maintenance costs are expensed as incurred. At regular intervals, the Company conducts a planned shutdown and inspection (turnaround) at its plants to perform major maintenance and replacement of catalysts. Costs associated with these shutdowns are capitalized and amortized over the period until the next planned turnaround and the carrying amounts of replaced components are derecognized and included in earnings.

#### Depreciation

Depreciation and amortization is generally provided on a straight-line basis at rates calculated to amortize the cost of property, plant and equipment from the commencement of commercial operations over their estimated useful lives to estimated residual value.

The estimated useful lives of the Company's buildings, plant installations and machinery at installation, excluding costs related to turnarounds, initially ranges from 10 to 25 years depending on the specific asset component and the production facility to which it is related. Right-of-use (leased) assets are depreciated from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Company determines the estimated useful lives of individual asset components based on the shorter of its physical life or economic life. The physical life of these assets is generally longer than the economic life. The economic life is primarily determined by the nature of the natural gas feedstock available to the various production facilities. The estimated useful life of production facilities may be adjusted from time-to-time based on turnarounds, plant refurbishments and gas availability. Factors that influence the nature of natural gas feedstock availability include the terms of individual natural gas supply contracts, access to natural gas supply through open markets, regional factors influencing the exploration and development of natural gas and the expected price of securing natural gas supply. The Company reviews the factors related to each production facility on an annual basis to determine if changes are required to the estimated useful lives.

#### Recoverability of asset carrying values

Long-lived assets are tested for recoverability whenever events or changes in circumstances, either internal or external, indicate that the carrying amount may not be recoverable ("triggering events"). Examples of such triggering events related to our long-lived assets may include, but are not restricted to: a significant adverse change in the extent or manner in which the asset is being used or in its physical condition; a change in management's intention or strategy for the asset, which includes a plan to dispose of the asset or idle the asset for a significant period of time; a significant adverse change in our long-term methanol price assumption or in the price or availability of natural gas feedstock required to manufacture methanol; a significant adverse change in legal factors or in the business climate that could affect the asset's value, including an adverse action or assessment by a foreign government that impacts the use of the asset; or a current period operating or cash flow loss combined with a history of operating or cash flow losses, or a projection or forecast that demonstrates continuing losses associated with the asset's use.

When a triggering event is identified, recoverability of long-lived assets is measured by comparing the carrying value of an asset or cash-generating unit to the estimated recoverable amount, which is the higher of its estimated fair value less costs to sell or its value in use. Fair value less costs of disposal is determined by estimating the price that would be received to sell an asset in an orderly transaction between market participants under current market conditions, less incremental costs directly attributable to the disposal, excluding finance costs and income tax expense. Value in use is determined by measuring the pre-tax cash flows expected to be generated from the cash-generating unit over its estimated useful life discounted by a pre-tax discount rate. An impairment writedown is recorded if the carrying value exceeds the estimated recoverable amount. An impairment writedown recognized in prior periods for an asset or cash-generating unit is reversed if there has been a subsequent recovery in the value of the asset or cash-generating unit due to changes in events and circumstances. For the purposes of recognition and measurement of an impairment writedown or reversal, we group our long-lived assets with other assets and liabilities to form a "cash-generating unit" at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. To the extent that our methanol facilities in a particular location are interdependent as a result of common infrastructure and/or feedstock from shared sources that can be shared within a facility location, we group our assets based on site locations for the purpose of determining impairment.

When impairment indicators exist, there are two key variables that impact our estimate of future cash flows from producing assets: (1) the methanol price and (2) the price and availability of natural gas feedstock. Short-term methanol price estimates are based on current supply and demand fundamentals and current methanol prices. Long-term methanol price estimates are based on our view of long-term supply and demand, incorporating third-party assumptions, forecasts and market observable prices when appropriate. Consideration is given to many factors, including, but not limited to, estimates of global industrial production rates, energy prices, changes in general economic conditions, the ability for the industry to add further global methanol production capacity and earn an appropriate return on capital, industry operating rates and the global industry cost structure. Our estimate of the price and availability of natural gas takes into consideration the current contracted terms, as well as factors that we believe are relevant to supply under these contracts and supplemental natural gas sources. Other assumptions included in our estimate of future cash flows include the estimated cost incurred to maintain the facilities, estimates of transportation costs and other variable costs incurred in producing methanol in each period. Changes in these assumptions will impact our estimates of future cash flows when testing for impairment and could impact our estimates of the useful lives of property, plant and equipment. Consequently, it is possible that our future operating results could be adversely affected by further asset impairment charges or by changes in depreciation and amortization rates related to property, plant and equipment. In relation to previous impairment charges, we do not believe that there are significant changes in events or circumstances that would support their reversal.

**h) Other assets:**

Intangible assets are capitalized to other assets and amortized to depreciation and amortization expense on an appropriate basis to charge the cost of the assets against earnings.

Financing fees related to undrawn credit facilities are capitalized to other assets and amortized to finance costs over the term of the credit facility.

**i) Leases:**

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Company assesses whether:

- the contract involves the use of an identified asset - this may be specified explicitly or implicitly and should be physically distinct or represent substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
- the Company has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and
- the Company has the right to direct the use of the asset. The Company has the right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used.

For contracts that contain a lease, the Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is assessed for impairment losses, should a trigger be identified and adjusted for impairment if required. Lease terms range up to 22 years for vessels, terminals, equipment, and other items.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company's estimate of the amount expected to be payable under a residual value guarantee or if the Company changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. The assessment is reviewed upon a trigger by an event or a significant change in circumstances.

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels, terminal facilities and rail transport contracts. Judgment is applied in the determination of the stand-alone price of the lease and non-lease components.

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less and leases of low-value assets, except for terminal and vessel leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

**j) Site restoration costs:**

The Company recognizes a liability to dismantle and remove assets or to restore a site upon which the assets are located. The Company estimates the present value of the expenditures required to settle the liability by determining the current market cost required to settle the site restoration costs, adjusts for inflation through to the expected date of the expenditures and then discounts this amount back to the date when the obligation was originally incurred. As the liability is initially recorded on a discounted basis, it is increased each period until the estimated date of settlement. The resulting expense is referred to as accretion expense and is included in finance costs. The Company reviews asset retirement obligations and adjusts the liability and corresponding asset as necessary to reflect changes in the estimated future cash flows, timing, inflation and discount rates underlying the measurement of the obligation.

**k) Employee future benefits:**

The Company has non-contributory defined benefit pension plans covering certain employees and defined contribution pension plans. The Company does not provide any significant post-retirement benefits other than pension plan benefits. For defined benefit pension plans, the net of the present value of the defined benefit obligation and the fair value of plan assets is recorded to the consolidated statements of financial position. The determination of the defined benefit obligation and associated pension cost is based on certain actuarial assumptions including inflation rates, mortality, plan expenses, salary growth and discount rates. The present value of the net defined benefit obligation (asset) is determined by discounting the net estimated future cash flows using current market bond yields that have terms to maturity approximating the terms of the net obligation. Actuarial gains and losses arising from differences between these assumptions and actual results are recognized in other comprehensive income and transferred to retained earnings. The Company recognizes gains and losses on the settlement of a defined benefit plan in income when the settlement occurs. The cost for defined contribution benefit plans is recognized in net income (loss) as earned by the employees.

**l) Share-based compensation:**

The Company grants share-based awards as an element of compensation. Share-based awards granted by the Company can include stock options, tandem share appreciation rights, share appreciation rights, deferred share units, restricted share units or performance share units.

For stock options granted by the Company, the cost of the service received is measured based on an estimate of the fair value at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in contributed surplus. On the exercise of stock options, consideration received, together with the compensation expense previously recorded to contributed surplus, is credited to share capital. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option tranche at the date of grant.

Share appreciation rights ("SARs") are units that grant the holder the right to receive a cash payment upon exercise for the difference between the market price of the Company's common shares and the exercise price that is determined at the date of grant. Tandem share appreciation rights ("TSARs") give the holder the choice between exercising a regular stock option or a SAR. For SARs and TSARs, the cost of the service received is initially measured based on an estimate of the fair value at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. For SARs and TSARs, the liability is re-measured at each reporting date based on an estimate of the fair value with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date. The Company uses the Black-Scholes option pricing model to estimate the fair value for SARs and TSARs.

Deferred, restricted and performance share units are grants of notional common shares that are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders.

Performance share units ("PSUs") granted from 2019 onwards are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. PSUs vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed ("ROCE") (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate of ROCE over the performance period (using actual ROCE as applicable) to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.

For deferred, restricted and performance share units, the cost of the service received as consideration is initially measured based on the market value of the Company's common shares at the date of grant. The grant date fair value is recognized as compensation expense over the vesting period with a corresponding increase in liabilities. Deferred, restricted and performance share units are re-measured at each reporting date based on the market value of the Company's common shares with changes in fair value recognized as compensation expense for the proportion of the service that has been rendered at that date.

Additional information related to the stock option plan, TSARs, SARs and the deferred, restricted and performance share units is described in note 14.

### m) Net income (loss) per common share:

The Company calculates basic net income (loss) per common share by dividing net income (loss) attributable to Methanex shareholders by the weighted average number of common shares outstanding and calculates diluted net income (loss) per common share under the treasury stock method. Under the treasury stock method, diluted net income (loss) per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares. Stock options and TSARs are considered dilutive when the average market price of the Company's common shares during the period disclosed exceeds the exercise price of the stock option or TSAR.

Outstanding TSARs may be settled in cash or common shares at the holder's option. For the purposes of calculating diluted net income (loss) per common share, the more dilutive of the cash-settled or equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income (loss) per common share.

The calculation of basic net income (loss) per common share and a reconciliation to diluted net income (loss) per common share is presented in note 13.

### n) Revenue recognition:

Revenue is recognized based on individual contract terms at the point in time when control of the product transfers to the customer, which usually occurs at the time shipment is made. Revenue is recognized at the time of delivery to the customer's location if the contractual performance obligation has not been met during shipment. For methanol sold on a consignment basis, revenue is recognized at the point in time the customer draws down the consigned methanol. Revenue is measured and recorded at the most likely amount of consideration the Company expects to receive.

By contract, the Company sells all the methanol produced by the Atlas Joint Venture and earns a commission on the sale of the methanol. As the Company obtains title and control of the methanol from the Atlas facility and directs the sale of the methanol to the Company's customers, the Company recognizes the revenue on these sales to customers at the gross amount receivable from the customers based on the Company's revenue recognition policy noted above. Cost of sales is recognized for these sales as the amount due to the Atlas Joint Venture which is the gross amount receivable less the commission earned by the Company.

### o) Financial instruments:

All financial instruments are measured at fair value on initial recognition. Measurement in subsequent periods is dependent on the classification of the respective financial instrument. Financial instruments are classified into one of three categories and, depending on the category, will either be measured at amortized cost or fair value with fair value changes either recorded through profit or loss or other comprehensive income. All non-derivative financial instruments held by the Company are classified and measured at amortized cost.

The Company enters into derivative financial instruments to manage certain exposures to commodity price and foreign exchange volatility. Under these standards, derivative financial instruments, including embedded derivatives, are classified as fair value through profit or loss and are recorded in the consolidated statements of financial position at fair value unless they are in accordance with the Company's normal purchase, sale or usage requirements. The valuation of derivative financial instruments is a critical accounting estimate due to the complex nature of these instruments, the degree of judgment required to appropriately value these instruments and the potential impact of such valuation on the Company's financial statements. The Company records all changes in fair value of derivative financial instruments in profit or loss unless the instruments are designated as cash flow hedges. The Company enters into and designates as cash flow hedges certain forward contracts to hedge its highly probable forecast natural gas purchases and certain forward exchange purchase and sales contracts to hedge foreign exchange exposure on anticipated purchases or sales. The Company assesses at inception and on an ongoing basis whether the hedges are and continue to be effective in offsetting changes in the cash flows of the hedged transactions. The effective portion of changes in the fair value of these hedging instruments is recognized in other comprehensive income. Any gain or loss in fair value relating to the ineffective portion is recognized immediately in profit or loss. Until settled, the fair value of the derivative financial instruments will fluctuate based on changes in commodity prices, foreign currency exchange rates or variable interest rates.

Assessment of contracts as derivative instruments, applicability of the own use exemption, determination of whether hybrid instruments contain embedded derivatives to be separated, the valuation of financial instruments and derivatives and hedge effectiveness assessments require a high degree of judgment and are considered critical accounting judgements and estimates due to the complex nature of these products and the potential impact on our financial statements.

**p) Fair value measurements:**

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements within the scope of IFRS 13 are categorized into Level 1, 2 or 3 based on the degree to which the inputs are observable and the significance of the inputs to the fair value measurement in its entirety. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability. Financial instruments measured at fair value and categorized within the fair value hierarchy are disclosed in note 19.

**q) Income taxes:**

Income tax expense represents current tax and deferred tax. The Company records current tax based on the taxable profits for the period calculated using tax rates that have been enacted or substantively enacted by the reporting date. Income taxes relating to uncertain tax positions are provided for based on the Company's best estimate. Deferred income taxes are accounted for using the liability method. The liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Deferred income tax assets and liabilities are determined for each temporary difference based on currently enacted or substantially enacted tax rates that are expected to be in effect when the underlying items are expected to be realized. The effect of a change in tax rates or tax legislation is recognized in the period of substantive enactment. Deferred tax assets, such as non-capital loss carryforwards, are recognized to the extent it is probable that taxable profit will be available against which the asset can be utilized.

The Company accrues for taxes that will be incurred upon distributions from its subsidiaries when it is probable that the earnings will be repatriated.

Uncertain tax positions derive from the complexity of tax law and its interpretation by tax authorities and ultimately the judicial system in place in each jurisdiction. Uncertain tax positions, including interest and penalties, are recognized and measured applying management estimates. Given the complexity, management engages third-party experts as required, for the interpretation of tax law, transfer pricing regulations and determination of the ultimate resolution of its tax positions. The Company is subject to various taxation authorities who may interpret tax legislation differently, and resolve matters over longer-periods of time. The differences in judgement in assessing uncertain tax positions may result in material differences in the final amount or timing of the payment of taxes or settlement of tax assessments.

### r) Provisions:

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

### s) Segmented information:

The Company's operations consist of the production and sale of methanol, which constitutes a single operating segment.

### t) Application of new and revised accounting standards:

The Company has adopted the amendments to IAS 16, *Property Plant, and Equipment*, regarding the accounting for proceeds before intended use, and amendments to IAS 37, Provisions, *Contingent Liabilities and Contingent Assets*, regarding the inclusion of all costs of fulfilling an onerous contract, which were effective for annual periods beginning on or after January 1, 2022. The amendments did not have a material impact on the Company's consolidated financial statements.

### u) Anticipated changes to International Financial Reporting Standards:

The following new or amended standards or interpretations that are effective for annual periods beginning on or after January 1, 2023 are being reviewed to determine the potential impact: amendments to *IAS 1 Presentation of Financial Statements* regarding the classification of liabilities as current or non-current, *IAS 8 Changes in Accounting Estimates and Errors*, and *IAS 12, Income Taxes* regarding deferred tax related to assets and liabilities arising from a single transaction.

## 3. Trade and other receivables:

| As at | | Dec 31 2022 | | Dec 31 2021 |
|---|---|---|---|---|
| Trade | $ | 407,733 | $ | 458,116 |
| Value-added and other tax receivables | | 14,986 | | 11,955 |
| Other | | 78,206 | | 81,296 |
| | $ | 500,925 | $ | 551,367 |

## 4. Inventories:

Inventories are valued at the lower of cost, determined on a first-in first-out basis, and estimated net realizable value. The amount of inventories recognized as an expense in cost of sales and operating expenses and depreciation and amortization for the year ended December 31, 2022 is $3,157 million (2021 - $3,022 million).

## 5. Property, plant and equipment:

| | Owned Assets (a) | Right-of-use assets (b) | Total |
|---|---|---|---|
| **Net book value at December 31, 2022** | $ 3,398,805 | $ 756,478 | $ 4,155,283 |
| Net book value at December 31, 2021 | $ 3,075,198 | $ 610,951 | $ 3,686,149 |

### a) Owned assets:

| | Buildings, plant installations and machinery | Plants Under Construction[1] | Ocean-going vessels | Other | TOTAL |
|---|---|---|---|---|---|
| **Cost at January 1, 2022** | $ 4,908,492 | $ 561,860 | $ 240,525 | 138,378 | $ 5,849,255 |
| **Additions** | 140,326 | 440,028 | 342 | 1,703 | 582,399 |
| **Disposals and other** | (47,819) | — | — | — | (47,819) |
| **Cost at December 31, 2022** | 5,000,999 | 1,001,888 | 240,867 | 140,081 | 6,383,835 |
| **Accumulated depreciation at January 1, 2022** | 2,631,268 | — | 37,271 | 105,518 | 2,774,057 |
| **Depreciation** | 248,032 | — | 12,039 | 2,332 | 262,403 |
| **Disposals and other** | (51,430) | — | — | — | (51,430) |
| **Accumulated depreciation at December 31, 2022** | 2,827,870 | — | 49,310 | 107,850 | 2,985,030 |
| **Net book value at December 31, 2022** | $ 2,173,129 | $ 1,001,888 | $ 191,557 | 32,231 | $ 3,398,805 |

[1] The Company is constructing a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its Geismar 1 and Geismar 2 facilities. Included in cost of Plants Under Construction are $94 million (2021: $54 million) of capitalized interest and finance charges.

| | Buildings, plant installations and machinery | Plants under construction | Ocean-going vessels | Other | TOTAL |
|---|---|---|---|---|---|
| Cost at January 1, 2021 | $ 4,861,912 | $ 386,905 | $ 210,099 | 155,882 | $ 5,614,798 |
| Additions | 66,802 | 174,955 | 30,426 | 849 | 273,032 |
| Disposals and other | (20,222) | — | — | (18,353) | (38,575) |
| Cost at December 31, 2021 | 4,908,492 | 561,860 | 240,525 | 138,378 | 5,849,255 |
| Accumulated depreciation at January 1, 2021 | 2,413,176 | — | 27,926 | 121,636 | 2,562,738 |
| Depreciation | 238,314 | — | 9,345 | 2,235 | 249,894 |
| Disposals and other | (20,222) | — | — | (18,353) | (38,575) |
| Accumulated depreciation at December 31, 2021 | 2,631,268 | — | 37,271 | 105,518 | 2,774,057 |
| Net book value at December 31, 2021 | $ 2,277,224 | $ 561,860 | $ 203,254 | 32,860 | $ 3,075,198 |

**b) Right-of-use (leased) assets:**

| | Ocean-going vessels | Terminals and tanks | Plant installations and machinery | Other | TOTAL |
|---|---|---|---|---|---|
| Cost at January 1, 2022 | $ 657,774 | $ 258,743 | $ 23,797 | $ 40,903 | $ 981,217 |
| Additions | 232,536 | 27,293 | — | 4,001 | 263,830 |
| Disposals and other | (43,333) | — | — | — | (43,333) |
| Cost at December 31, 2022 | 846,977 | 286,036 | 23,797 | 44,904 | 1,201,714 |
| Accumulated depreciation at January 1, 2022 | 214,004 | 125,494 | 12,850 | 17,918 | 370,266 |
| Depreciation | 75,586 | 34,669 | 2,464 | 5,968 | 118,687 |
| Disposals and other | (43,717) | — | — | — | (43,717) |
| Accumulated depreciation at December 31, 2022 | 245,873 | 160,163 | 15,314 | 23,886 | 445,236 |
| Net book value at December 31, 2022 | $ 601,104 | $ 125,873 | $ 8,483 | $ 21,018 | $ 756,478 |

| | Ocean-going vessels | Terminals and tanks | Plant installations and machinery | Other | TOTAL |
|---|---|---|---|---|---|
| Cost at January 1, 2021 | $ 582,072 | $ 246,553 | $ 23,761 | $ 39,670 | $ 892,056 |
| Additions | 86,610 | 12,206 | 36 | 1,679 | 100,531 |
| Disposals and other | (10,908) | (16) | — | (446) | (11,370) |
| Cost at December 31, 2021 | 657,774 | 258,743 | 23,797 | 40,903 | 981,217 |
| Accumulated depreciation at January 1, 2021 | 152,616 | 91,834 | 10,408 | 12,202 | 267,060 |
| Depreciation | 71,711 | 33,660 | 2,442 | 5,716 | 113,529 |
| Disposals and other | (10,323) | — | 0 | 0 | (10,323) |
| Accumulated depreciation at December 31, 2021 | 214,004 | 125,494 | 12,850 | 17,918 | 370,266 |
| Net book value at December 31, 2021 | $ 443,770 | $ 133,249 | $ 10,947 | $ 22,985 | $ 610,951 |

In Trinidad the Titan plant has remained idled since 2020. The extended outage has been identified as an impairment indicator in our Titan cash generating unit ("Titan CGU"). The impairment test performed on the Titan CGU resulted in no impairment provision recognized as the estimated recoverable value, determined on a fair value less costs of disposal methodology, exceeded the carrying value. The estimated recoverable value was based on an operating period for Titan aligned to natural gas reserves estimates in Trinidad with no terminal value, discounted at an after-tax rate of 16%.

The following table indicates the percentages by which key assumptions would need to change individually for the estimated Titan CGU recoverable value to be equal to the carrying value:

| Key Assumptions | Change Required for Carrying Value to Equal Recoverable Value |
|---|---|
| Long-term average realized price | 18 percent decrease |
| Production volumes | 27 percent decrease |
| Gas price | 21 percent increase |
| Discount rate (after-tax) | 15 percent increase |

The sensitivity above has been prepared considering each variable independently. Historically, our natural gas contracts in Trinidad have included terms whereby a change in methanol price results in a change in natural gas price, protecting margins should revenue decrease.

## 6. Investment in associate:

**a)** The Company has a 63.1% equity interest in Atlas Methanol Company Unlimited ("Atlas"). Atlas owns a 1.8 million tonne per year methanol production facility in Trinidad. The Company accounts for its interest in Atlas using the equity method. Summarized financial information of Atlas (100% basis) is as follows:

| Consolidated statements of financial position as at | | Dec 31 2022 | | Dec 31 2021 |
|---|---|---|---|---|
| Cash and cash equivalents | $ | 24,420 | $ | 12,619 |
| Other current assets[1] | | 182,103 | | 190,594 |
| Non-current assets | | 184,373 | | 219,812 |
| Current liabilities[1] | | (92,108) | | (79,124) |
| Other long-term liabilities, including current maturities | | (107,416) | | (120,461) |
| Net assets at 100% | $ | 191,372 | $ | 223,440 |
| Net assets at 63.1% | $ | 120,755 | $ | 140,991 |
| Long-term receivable from Atlas[1] | | 76,328 | | 76,328 |
| Investment in associate | $ | 197,083 | $ | 217,319 |

| Consolidated statements of income for the years ended December 31 | | 2022 | | 2021 |
|---|---|---|---|---|
| Revenue[1] | $ | 532,456 | $ | 620,236 |
| Cost of sales and depreciation and amortization | | (332,999) | | (371,205) |
| Operating income | | 199,457 | | 249,031 |
| Finance costs, finance income and other expenses | | (9,433) | | (10,071) |
| Income tax expense | | (68,093) | | (84,059) |
| Net earnings at 100% | $ | 121,931 | $ | 154,901 |
| Earnings of associate at 63.1% | $ | 76,938 | $ | 97,743 |
| Dividends received from associate | $ | 97,174 | $ | 74,458 |

[1] Includes related party transactions between Atlas and the Company (see note 23).

### b) Atlas Tax Assessments:

The Board of Inland Revenue of Trinidad and Tobago ("the BIR") has audited and issued assessments against Atlas in respect of the 2005 to 2016 financial years. All subsequent tax years remain open to assessment. The assessments relate to the pricing arrangements of certain long-term fixed-price sales contracts with affiliates that commenced in 2005 and continued with affiliates through 2014 and with an unrelated third party through 2019.

The long-term fixed-price sales contracts with affiliates were established as part of the formation of Atlas and management believes were reflective of market considerations at that time.

During the periods under assessment and continuing through 2014, approximately 50% of Atlas-produced methanol was sold under these fixed-price contracts. From late 2014 through 2019 fixed-price sales to an unrelated third party represented approximately 10% of Atlas produced methanol. Atlas had partial relief from corporation income tax until late July 2014.

The Company believes it is impractical to disclose a reasonable estimate of the potential contingent liability due to the wide range of assumptions and interpretations implicit in the assessments.

The Company has lodged objections to the assessments. No deposits have been required to lodge objections. Based on the merits of the cases and advice from legal counsel, the Company believes its position should be sustained, that Atlas has filed its tax returns and paid applicable taxes in compliance with Trinidadian tax law, and as such has not accrued for any amounts relating to these assessments. Contingencies inherently involve the exercise of significant judgment, and as such the outcomes of these assessments and the financial impact to the Company could be material.

The Company anticipates the resolution of this matter in the court system to be lengthy and, at this time, cannot predict a date as to when this matter is expected to be ultimately resolved.

## 7. Other assets:

| As at | | Dec 31 2022 | | Dec 31 2021 |
|---|---|---|---|---|
| Cash flow hedges (note 19) | $ | 322,748 | $ | 56,802 |
| Chile VAT receivable | | 18,343 | | 18,493 |
| Restricted cash for debt service and major maintenance of vessels [(a)] | | 14,349 | | 13,053 |
| Fair value of Egypt gas supply contract derivative (note 19) | | 11,220 | | — |
| Investment in Carbon Recycling International | | 5,620 | | 4,620 |
| Defined benefit pension plans (note 21) | | 3,977 | | 5,017 |
| Deferred financing fees | | 1,119 | | 1,431 |
| Other | | 18,357 | | 9,612 |
| Total other assets | | 395,733 | | 109,028 |
| Less current portion [(b)] | | (39,346) | | (9,842) |
| | $ | 356,387 | $ | 99,186 |

### a) Restricted cash

The Company holds $14.3 million (2021 - $13.1 million) of restricted cash for the funding of debt service and major maintenance accounts.

### b) Current portion of other assets

Other assets presented as current assets as at December 31, 2022 includes $32.8 million for the current portion of the cash flow hedge (see note 19), $3.2 million of restricted cash for major maintenance, in particular the anticipated operating costs of four vessels, as well as $3.4 million in other deposits.

## 8. Long-term debt:

| As at | | Dec 31 2022 | | Dec 31 2021 |
|---|---|---|---|---|
| Unsecured notes | | | | |
| (i) $300 million at 4.25% due December 1, 2024 | $ | 298,836 | $ | 298,408 |
| (ii) $700 million at 5.125% due October 15, 2027 | | 693,649 | | 692,516 |
| (iii) $700 million at 5.25% due December 15, 2029 | | 695,283 | | 694,770 |
| (iv) $300 million at 5.65% due December 1, 2044 | | 295,606 | | 295,505 |
| | | 1,983,374 | | 1,981,199 |
| Other limited recourse debt facilities | | | | |
| (i) 5.58% due through June 30, 2031 | | 61,978 | | 65,745 |
| (ii) 5.35% due through September 30, 2033 | | 70,312 | | 73,836 |
| (iii) 5.08% due through September 15, 2036 | | 35,849 | | 37,412 |
| | | 168,139 | | 176,993 |
| Total long-term debt[1] | | 2,151,513 | | 2,158,192 |
| Less current maturities[1] | | (15,133) | | (11,775) |
| | $ | 2,136,380 | $ | 2,146,417 |

[1] Long-term debt and current maturities are presented net of discounts and deferred financing fees of $19.4 million as at December 31, 2022 (2021 - $21.8 million).

Other limited recourse debt facilities relate to financing for certain ocean-going vessels which we own through less than wholly-owned entities under the Company's control.

For the year ended December 31, 2022, non-cash accretion, on an effective interest basis, of deferred financing costs included in finance costs was $2.2 million (2021 - $3.5 million).

The gross minimum principal payments for long-term debt in aggregate and for each of the five succeeding years are as follows:

|  | Other limited recourse debt facilities | Unsecured notes | Total |
|---|---|---|---|
| 2023 | $ 15,067 | $ — | $ 15,067 |
| 2024 | 12,580 | 300,000 | 312,580 |
| 2025 | 13,660 | — | 13,660 |
| 2026 | 13,796 | — | 13,796 |
| 2027 | 15,173 | 700,000 | 715,173 |
| Thereafter | 100,599 | 1,000,000 | 1,100,599 |
|  | $ 170,875 | $ 2,000,000 | $ 2,170,875 |

The Company has access to a $300 million committed revolving credit facility and a $300 million non-revolving construction facility for the Geismar 3 project, both with a syndicate of highly rated financial institutions.

The covenants governing the Company's unsecured notes, which are specified in an indenture, apply to the Company and its subsidiaries, excluding the Egypt entity and the Atlas joint venture entity, and include restrictions on liens, sale and lease-back transactions, a merger or consolidation with another corporation or sale of all or substantially all of the Company's assets. The indenture also contains customary default provisions.

Significant covenants and default provisions under both facilities include:

i) the obligation to maintain an EBITDA to interest coverage ratio of greater than or equal to 2:1 calculated on a four-quarter trailing basis where for only one quarter during the term of the credit facility the ratio can be as low as, but not less than 1.25:1, and a debt to capitalization ratio of less than or equal to 60%, both ratios calculated in accordance with definitions in the credit agreement that include adjustments related to the limited recourse subsidiaries,

ii) a default if payment is accelerated by a creditor on any indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries, and

iii) a default if a default occurs that permits a creditor to demand repayment on any other indebtedness of $50 million or more of the Company and its subsidiaries, except for the limited recourse subsidiaries.

The credit facilities are secured by certain assets of the Company, and also include other customary covenants including restrictions on the incurrence of additional indebtedness, restrictions against the sale or abandonment of the Geismar 3 project, as well as requirements associated with completion of plant construction and commissioning.

The limited recourse debt facilities are described as limited recourse as they are secured only by the assets of the entity that carries the debt. Accordingly, the lenders to the limited recourse debt facilities have no recourse to the Company or its other subsidiaries.

Failure to comply with any of the covenants or default provisions of the long-term debt facilities described above could result in a default under the applicable credit agreement that would allow the lenders to not fund future loan requests, accelerate the due date of the principal and accrued interest on any outstanding loans or restrict the payment of cash or other distributions.

As at December 31, 2022, management believes the Company was in compliance with all covenants related to its long-term debt obligations.

**9. Lease obligations:**

|  | 2022 | 2021 |
|---|---|---|
| Opening lease obligations | $ 717,101 | $ 722,234 |
| Additions, net of disposals | 262,470 | 97,673 |
| Interest expense | 48,039 | 45,394 |
| Lease payments | (153,901) | (146,448) |
| Effect of movements in exchange rates and other | (3,546) | (1,752) |
| Lease obligations at December 31 | 870,163 | 717,101 |
| Less: current portion | (108,736) | (98,301) |
| Lease obligations - non current portion | $ 761,427 | $ 618,800 |

The Company incurs lease payments related to ocean vessels, terminal facilities, rail cars, vehicles and equipment, and office facilities. Leases are entered into and exited in coordination with specific business requirements which includes the assessment of the appropriate durations for the related leased assets.

The following table presents the contractual undiscounted cash flows for lease obligations as at December 31, 2022:

|  | Lease payments | Interest component | Lease obligations |
|---|---|---|---|
| 2023 | $ 156,807 | $ 48,978 | $ 107,829 |
| 2024 | 140,462 | 43,760 | 96,702 |
| 2025 | 124,474 | 38,546 | 85,928 |
| 2026 | 108,587 | 33,599 | 74,988 |
| 2027 | 98,123 | 28,639 | 69,484 |
| Thereafter | 523,526 | 88,294 | 435,232 |
|  | $ 1,151,979 | $ 281,816 | $ 870,163 |

**Variable lease payments and short-term and low value leases**

Certain leases contain non-lease components, excluded from the right-of-use asset and lease liability, related to operating charges for ocean vessels and terminal facilities. The total expense recognized in cost of sales relating to operating charges for 2022 was $81.9 million (2021 - $80.8 million). Short-term leases are leases with a lease term of twelve months or less while low-value leases are comprised of information technology and miscellaneous equipment. Such items recognized within cost of sales in 2022 were $0.2 million (2021 - $0.2 million).

**Extension options**

Some leases contain extension options exercisable by the Company. Where practicable, the Company seeks to include extension options in new leases to provide operational flexibility. The extension options held are exercisable only by the Company and not by the lessors. The Company assesses, at lease commencement, whether it is reasonably certain to exercise the extension options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control. Total potential future lease payments not included in the lease liabilities should the Company exercise these extension options totals $53.5 million (2021 - $52.6 million).

| | Lease liabilities recognized (discounted) | Potential future lease payments not included in lease liabilities (undiscounted) |
|---|---|---|
| Ocean-going vessels | $ 659,010 | $ 4,968 |
| Terminals and tanks | 169,518 | 34,634 |
| Other | 41,635 | 13,864 |
| Total | $ 870,163 | $ 53,466 |

**Leases not yet commenced**

As at December 31, 2022, the Company has entered into lease agreements for which the leases have not yet commenced. Total exposure to undiscounted future cash outflows not reflected in lease liabilities is $132.6 million (2021 - $392.0 million). The leases not yet commenced as at December 31, 2022 related to terminal agreements, storage tank agreements and the addition of 1 new ocean vessel in 2023 with a 15-year term, replacing expiring time charter vessels. The leases not yet commenced as at December 31, 2021 related to terminal agreements, storage tank agreements and 6 new ocean vessels, some of which are now in place.

## 10. Other long-term liabilities:

| As at | Dec 31 2022 | Dec 31 2021 |
|---|---|---|
| Share-based compensation liability (note 14) | $ 70,569 | $ 68,634 |
| Site restoration costs | 36,581 | 29,355 |
| Land mortgage | 28,514 | 28,985 |
| Defined benefit pension plans (note 21) | 19,216 | 20,616 |
| Cash flow hedges (note 19) | 6,739 | 60,098 |
| Other | 2,532 | 3,252 |
| | 164,151 | 210,940 |
| Less current maturities | (29,548) | (17,191) |
| | $ 134,603 | $ 193,749 |

**Site restoration costs:**

The Company has accrued liabilities related to the decommissioning and reclamation of its methanol production sites and oil and gas properties. Because of uncertainties in estimating the amount and timing of the expenditures related to the sites, actual results could differ from the amounts estimated. As at December 31, 2022, the total undiscounted amount of estimated cash flows required to settle the liabilities was $52.1 million (2021 - $33.9 million). The movement in the provision during the year is explained as follows:

| | 2022 | 2021 |
|---|---|---|
| Balance at January 1 | $ 29,355 | $ 31,941 |
| New or revised provisions | 6,915 | (2,767) |
| Accretion expense | 311 | 181 |
| Balance at December 31 | $ 36,581 | $ 29,355 |

## 11. Expenses:

| For the years ended December 31 | 2022 | 2021 |
|---|---|---|
| Cost of sales | $ 3,238,312 | $ 3,111,924 |
| Selling and distribution | 498,552 | 522,539 |
| Administrative expenses | 81,657 | 68,131 |
| Total expenses by function | $ 3,818,521 | $ 3,702,594 |
| Cost of raw materials and purchased methanol | 2,789,921 | 2,739,817 |
| Ocean freight and other logistics | 325,893 | 356,520 |
| Employee expenses, including share-based compensation | 219,012 | 210,849 |
| Other expenses | 111,275 | 32,324 |
| Cost of sales and operating expenses | 3,446,101 | 3,339,510 |
| Depreciation and amortization | 372,420 | 363,084 |
| Total expenses by nature | $ 3,818,521 | $ 3,702,594 |

For the year ended December 31, 2022 we recorded a share-based compensation expense of $15.4 million (2021 - recovery of $1.2 million), the majority of which is included in administrative expenses for the total expenses by function presentation above.

Included in cost of sales is $532.5 million (2021 - $620.2 million) of cost of sales which are recognized as sales to Methanex in our Atlas equity investee's statements of income.

## 12. Finance costs:

| For the years ended December 31 | 2022 | 2021 |
|---|---|---|
| Finance costs before capitalized interest | $ 167,066 | $ 165,391 |
| Less capitalized interest related to Geismar 3 plant under construction | (36,314) | (20,985) |
| Finance costs | $ 130,752 | $ 144,406 |

Finance costs are primarily comprised of interest on the unsecured notes, credit and construction facilities, limited recourse debt facilities, finance lease obligations, amortization of deferred financing fees, and accretion expense associated with site restoration costs. Interest during construction projects is capitalized until the plant is substantially completed and ready for productive use.

## 13. Net income per common share:

Diluted net income per common share is calculated by considering the potential dilution that would occur if outstanding stock options and, under certain circumstances, TSARs were exercised or converted to common shares.

Outstanding TSARs may be settled in cash or common shares at the holder's option and for purposes of calculating diluted net income per common share, the more dilutive of the cash-settled and equity-settled method is used, regardless of how the plan is accounted for. Accordingly, TSARs that are accounted for using the cash-settled method will require adjustments to the numerator and denominator if the equity-settled method is determined to have a dilutive effect on diluted net income per common share as compared to the cash-settled method. The equity-settled method was more dilutive for the year ended December 31, 2022 and 2021, and an adjustment was required for the numerator. TSARs, if calculated using the equity-settled method, are considered dilutive when the average market price of the Company's common shares during the period disclosed exceeds the exercise price of the TSAR. For the year ended December 31, 2022 and 2021 TSARs were dilutive, resulting in an adjustment to the denominator.

Stock options are considered dilutive when the average market price of the Company's common shares during the period disclosed exceeds the exercise price of the stock option. For the year ended December 31, 2022 and 2021, stock options were dilutive, resulting in an adjustment to the denominator.

A reconciliation of the numerator used for the purposes of calculating diluted net income per common share is as follows:

| For the years ended December 31 | 2022 | 2021 |
|---|---|---|
| Numerator for basic net income per common share | $ 353,830 | $ 482,358 |
| Adjustment for the effect of TSARs: | | |
| Cash-settled recovery included in net income | (316) | (9,168) |
| Equity-settled expense | (5,503) | (5,742) |
| Numerator for diluted net income per common share | $ 348,011 | $ 467,448 |

A reconciliation of the denominator used for the purposes of calculating diluted net income per common share is as follows:

| For the years ended December 31 | 2022 | 2021 |
|---|---|---|
| Denominator for basic net income per common share | 71,422,360 | 76,039,118 |
| Effect of dilutive stock options | 10,108 | 7,028 |
| Effect of dilutive TSARS | 245,016 | 197,631 |
| Denominator for diluted net income per common share | 71,677,484 | 76,243,777 |

For the years ended December 31, 2022 and 2021, basic and diluted net income per common share attributable to Methanex shareholders were as follows:

| For the years ended December 31 | 2022 | 2021 |
|---|---|---|
| Basic net income per common share | $ 4.95 | $ 6.34 |
| Diluted net income per common share | $ 4.86 | $ 6.13 |

**14. Share-based compensation:**

The Company provides share-based compensation to its directors and certain employees through grants of stock options, TSARs, SARs and deferred, restricted or performance share units.

As at December 31, 2022, the Company had 3,852,797 common shares reserved for future grants of stock options and tandem share appreciation rights under the Company's stock option plan.

**a) Share appreciation rights and tandem share appreciation rights:**

All SARs and TSARs granted have a maximum term of seven years with one-third vesting each year from the date of grant. SARs and TSARs units outstanding at December 31, 2022 and 2021 are as follows:

| | SARs | | TSARs | |
|---|---|---|---|---|
| | Number of units | Exercise price USD | Number of units | Exercise price USD |
| Outstanding at December 31, 2020 | 840,772 $ | 50.61 | 2,340,490 $ | 45.43 |
| Granted | 39,490 | 38.79 | 338,260 | 38.79 |
| Exercised | (30,151) | 34.06 | (50,623) | 33.89 |
| Cancelled | (25,100) | 52.34 | (21,460) | 50.98 |
| Expired | (158,755) | 71.10 | (226,430) | 73.13 |
| Outstanding at December 31, 2021 | 666,256 $ | 45.70 | 2,380,237 $ | 42.05 |
| **Granted** | **32,730** | **48.49** | **266,090** | **48.49** |
| **Exercised** | **(129,162)** | **37.17** | **(290,577)** | **35.94** |
| **Cancelled** | **(12,900)** | **55.70** | **(21,922)** | **46.45** |
| **Expired** | **(149,237)** | **55.66** | **(145,469)** | **55.82** |
| **Outstanding at December 31, 2022** | **407,687 $** | **44.67** | **2,188,359 $** | **42.68** |

Information regarding the SARs and TSARs outstanding as at December 31, 2022 is as follows:

| | Units outstanding at December 31, 2022 | | | Units exercisable at December 31, 2022 | |
|---|---|---|---|---|---|
| Range of exercise prices | Weighted average remaining contractual life (years) | Number of units outstanding | Weighted average exercise price | Number of units exercisable | Weighted average exercise price |
| SARs | | | | | |
| $29.27 to $35.51 | 2.86 | 123,387 $ | 31.02 | 91,327 $ | 31.63 |
| $38.79 to $50.17 | 3.17 | 161,340 | 47.03 | 102,284 | 48.69 |
| $54.65 to $78.59 | 2.38 | 122,960 | 55.28 | 122,960 | 55.28 |
| | 2.84 | 407,687 $ | 44.67 | 316,571 $ | 46.33 |
| TSARs | | | | | |
| $29.27 to $35.51 | 3.56 | 784,886 $ | 30.09 | 535,876 $ | 30.47 |
| $38.79 to $50.17 | 4.33 | 838,663 | 45.19 | 351,245 | 46.72 |
| $54.65 to $78.59 | 2.66 | 564,810 | 56.48 | 564,810 | 56.48 |
| | 3.62 | 2,188,359 $ | 42.68 | 1,451,931 $ | 44.52 |

The fair value of each outstanding SARs and TSARs grant was estimated on December 31, 2022 and 2021 using the Black-Scholes option pricing model with the following weighted average assumptions:

| | 2022 | 2021 |
|---|---|---|
| Risk-free interest rate | 4.4% | 0.7% |
| Expected dividend yield | 1.9% | 1.3% |
| Expected life of SARs and TSARs (years) | 1.8 | 1.7 |
| Expected volatility | 51% | 51% |
| Expected forfeitures | 0% | 0% |
| Weighted average fair value (USD per unit) | $ 8.72 | $ 8.81 |

Compensation expense for SARs and TSARs is measured based on their fair value and is recognized over the vesting period. Changes in fair value each period are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value as at December 31, 2022 was $23 million compared with the recorded liability of $22.1 million. The difference between the fair value and the recorded liability of $0.9 million will be recognized over the weighted average remaining vesting period of approximately 1.4 years.

For the year ended December 31, 2022, compensation expense related to SARs and TSARs included an expense in cost of sales and operating expenses of $1.8 million (2021 - recovery of $13.5 million). This included a recovery of $3.7 million (2021 - recovery of $20.5 million) related to the effect of the change in the Company's share price.

**b) Deferred, restricted and performance share units (old plan and new plan):**

Deferred, restricted and performance share units (old plan and new plan) outstanding as at December 31, 2022 and 2021 are as follows:

| | Number of deferred share units | Number of restricted share units | Number of performance share units (old plan) | Number of performance share units (new plan) |
|---|---|---|---|---|
| Outstanding at December 31, 2020 | 122,947 | 228,872 | 146,801 | 443,170 |
| Granted | 23,384 | 132,360 | — | 258,970 |
| Performance factor impact on redemption[1] | — | — | (110,354) | — |
| Granted in lieu of dividends | 1,074 | 2,729 | — | 5,545 |
| Redeemed | (13,987) | (6,103) | (36,447) | — |
| Cancelled | — | (25,473) | — | (17,997) |
| Outstanding at December 31, 2021 | 133,418 | 332,385 | — | 689,688 |
| **Granted** | **19,909** | **104,810** | **—** | **199,430** |
| **Performance factor impact on redemption[1]** | **—** | **—** | **—** | **(14,796)** |
| **Granted in lieu of dividends** | **2,434** | **5,561** | **—** | **11,764** |
| **Redeemed** | **—** | **(82,039)** | **—** | **(119,714)** |
| **Cancelled** | **—** | **(19,788)** | **—** | **(21,485)** |
| **Outstanding at December 31, 2022** | **155,761** | **340,929** | **—** | **744,887** |

[1] Performance share units have a feature where the ultimate number of units that vest are adjusted by a performance factor of the original grant as determined by the Company's total shareholder return in relation to a predetermined target over the period to vesting. These units relate to performance share units redeemed in the quarter ended March 31, 2021, and the quarter ended March 31, 2022.

Performance share units granted since 2019 reflect a new long-term incentive plan. The performance share units granted under the new plan are redeemable for cash based on the market value of the Company's common shares and are non-dilutive to shareholders. They vest over three years and include two performance factors: (i) relative total shareholder return of Methanex shares versus a specific market index (the market performance factor) and (ii) three year average Return on Capital Employed (the non-market performance factor). The market performance factor is measured by the Company at the grant date and reporting date using a Monte-Carlo simulation model to determine fair value. The non-market performance factor reflects management's best estimate to determine the expected number of units to vest. Based on these performance factors the performance share unit payout will range between 0% to 200%.

Compensation expense for deferred, restricted and performance share units is measured at fair value based on the market value of the Company's common shares and is recognized over the vesting period. Changes in fair value are recognized in net income for the proportion of the service that has been rendered at each reporting date. The fair value of deferred, restricted and performance share units as at December 31, 2022 was $55.7 million compared with the recorded liability of $48.3 million. The difference between the fair value and the recorded liability of $7.4 million will be recognized over the weighted average remaining vesting period of approximately 1.6 years.

For the year ended December 31, 2022, compensation expense related to deferred, restricted and performance share units included in cost of sales and operating expenses was an expense of $13.5 million (2021 - expense of $12.2 million). This included a recovery of $3.4 million (2021 - recovery of $2.3 million) related to the effect of the change in the Company's share price.

**c) Stock options:**

The exercise price of each stock option is equal to the quoted market price of the Company's common shares at the date of the grant. Options granted have a maximum term of seven years with one-third of the options vesting each year after the date of grant.

Common shares reserved for outstanding incentive stock options as at December 31, 2022 and 2021 are as follows:

| | Number of stock options | | Weighted average exercise price |
|---|---|---|---|
| Outstanding at December 31, 2020 | 173,251 | $ | 49.44 |
| Granted | 6,880 | | 38.79 |
| Exercised | (7,300) | | 34.59 |
| Expired | (27,210) | | 73.13 |
| Outstanding at December 31, 2021 | 145,621 | $ | 45.25 |
| **Granted** | **5,300** | **$** | **48.49** |
| **Exercised** | **(16,800)** | | **34.59** |
| **Expired** | **(31,590)** | | **55.66** |
| **Outstanding at December 31, 2022** | **102,531** | **$** | **43.96** |

Information regarding the stock options outstanding as at December 31, 2022 is as follows:

| | Options outstanding at December 31, 2022 | | | | Options exercisable at December 31, 2022 | | |
|---|---|---|---|---|---|---|---|
| Range of exercise prices | Weighted average remaining contractual life (years) | Number of stock options outstanding | | Weighted average exercise price | Number of stock options exercisable | | Weighted average exercise price |
| **Options** | | | | | | | |
| $29.27 to $35.51 | **1.75** | **39,207** | **$** | **32.49** | **34,059** | **$** | **32.98** |
| $38.79 to $50.17 | **2.66** | **36,214** | | **47.76** | **26,328** | | **49.18** |
| $54.65 to $78.59 | **2.44** | **27,110** | | **55.46** | **27,110** | | **55.46** |
| | **2.25** | **102,531** | **$** | **43.96** | **87,497** | **$** | **44.82** |

For the year ended December 31, 2022, compensation expense related to stock options was $0.1 million (2021 - $0.1 million).

## 15. Segmented information:

The Company's operations consist of the production and sale of methanol, which constitutes a single operating segment.

During the years ended December 31, 2022 and 2021, revenues attributed to geographic regions, based on the location of customers, were as follows:

| Revenue | China | Europe | United States | South Korea | South America | Canada | Other Asia | TOTAL |
|---|---|---|---|---|---|---|---|---|
| **2022** | **$ 1,105,610** | **$ 830,507** | **$ 657,495** | **$ 542,646** | **$ 458,989** | **$ 197,040** | **$ 518,901** | **$ 4,311,188** |
| | **26 %** | **19 %** | **15 %** | **13 %** | **11 %** | **4 %** | **12 %** | **100 %** |
| 2021 | $ 1,263,753 | $ 883,290 | $ 670,617 | $ 525,850 | $ 438,463 | $ 176,796 | $ 455,790 | $ 4,414,559 |
| | 29 % | 20 % | 15 % | 12 % | 10 % | 4 % | 10 % | 100 % |

As at December 31, 2022 and 2021, the net book value of property, plant and equipment by geographic region, and the Company's shipping business, was as follows:

| Property, plant and equipment [1] | United States | Egypt | New Zealand | Trinidad | Canada | Chile | Waterfront Shipping | Other | TOTAL |
|---|---|---|---|---|---|---|---|---|---|
| **December 31, 2022** | **$ 2,211,333** | **$ 564,454** | **$ 211,544** | **$ 70,432** | **$ 165,783** | **$ 102,467** | **$ 792,016** | **$ 37,254** | **$ 4,155,283** |
| December 31, 2021 | $ 1,840,893 | $ 576,721 | $ 208,340 | $ 95,082 | $ 174,905 | $ 102,766 | $ 645,707 | $ 41,735 | $ 3,686,149 |

[1] Includes right-of-use (leased) assets.

## 16. Income and other taxes:

### a) Income tax (expense) recovery:

| For the years ended December 31 | 2022 | 2021 |
|---|---|---|
| Current tax (expense) recovery: | | |
| Current period before undernoted items | $ (127,254) | $ (115,629) |
| Adjustments to prior years | (324) | (138) |
| | (127,578) | (115,767) |
| Deferred tax recovery (expense): | | |
| Origination and reversal of temporary differences | 9,589 | 4,360 |
| Adjustments to prior years | (400) | (235) |
| Changes in tax rates | (23) | 3,630 |
| Impact of foreign exchange and other | (1,447) | (2,415) |
| | 7,719 | 5,340 |
| Total income tax (expense) recovery | $ (119,859) | $ (110,427) |

**b) Reconciliation of the effective tax rate:**

The Company operates in several tax jurisdictions and therefore its income is subject to various rates of taxation. Income tax expense differs from the amounts that would be obtained by applying the Canadian statutory income tax rate to net income before income taxes as follows:

| For the years ended December 31 | 2022 | 2021 |
|---|---|---|
| Income (loss) before income taxes | $ 582,147 | $ 666,338 |
| Deduct earnings of associate | (76,938) | (97,743) |
| | 505,209 | 568,595 |
| Canadian statutory tax rate | 24.5% | 24.5% |
| Income tax recovery (expense) calculated at Canadian statutory tax rate | (123,776) | (139,306) |
| Decrease (increase) in income tax expense resulting from: | | |
| Impact of income and losses taxed in foreign jurisdictions | 1,346 | (24,313) |
| Utilization of unrecognized loss carryforwards and temporary differences | 7,077 | 7,008 |
| Impact of tax rate changes and tax settlements | (23) | 43,515 |
| Impact of foreign exchange | 3,783 | (3,198) |
| Other business taxes | (11,065) | (3,691) |
| Impact of items (expenses) not taxable (deductible) for tax purposes | 3,624 | 8,377 |
| Adjustments to prior years | (724) | (373) |
| Other | (101) | 1,554 |
| Total income tax (expense) recovery | $ (119,859) | $ (110,427) |

**c) Net deferred income tax assets and liabilities:**

(i) The tax effect of temporary differences that give rise to deferred income tax liabilities and deferred income tax assets is as follows:

| As at | Dec 31, 2022 | | | Dec 31, 2021 | | |
|---|---|---|---|---|---|---|
| | Net | Deferred tax assets | Deferred tax liabilities | Net | Deferred tax assets | Deferred tax liabilities |
| Property, plant and equipment (owned) | $ (403,505) | $ (230,756) | $ (172,749) | $ (427,001) | $ (253,108) | $ (173,893) |
| Right-of-use assets | (33,477) | (26,486) | (6,991) | (35,571) | (28,047) | (7,524) |
| Repatriation taxes | (106,989) | — | (106,989) | (106,339) | — | (106,339) |
| Other | (78,305) | (60,850) | (17,455) | (13,467) | (270) | (13,197) |
| | (622,276) | (318,092) | (304,184) | (582,378) | (281,425) | (300,953) |
| Non-capital loss carryforwards | 353,986 | 322,608 | 31,378 | 370,642 | 329,405 | 41,237 |
| Lease obligations | 46,438 | 35,957 | 10,481 | 48,481 | 37,153 | 11,328 |
| Share-based compensation | 17,068 | 2,096 | 14,972 | 14,063 | 1,832 | 12,231 |
| Other | 24,141 | 3,784 | 20,357 | 34,656 | 11,204 | 23,452 |
| | 441,633 | 364,445 | 77,188 | 467,842 | 379,594 | 88,248 |
| Net deferred income tax assets (liabilities) | $ (180,643) | $ 46,353 | $ (226,996) | $ (114,536) | $ 98,169 | $ (212,705) |

As at December 31, 2022, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in the United States. These loss carryforwards expire as follows:

| | Dec 31 2022 | |
|---|---|---|
| | Gross amount | Tax effect |
| Expire | | |
| Losses generated in 2015 (expires 2035) | $ 280,549 | $ 64,526 |
| Losses generated in 2016 (expires 2036) | 432,581 | 99,494 |
| Losses generated in 2017 (expires 2037) | 234,941 | 54,036 |
| | 948,071 | 218,056 |
| No expiry | | |
| Losses generated in 2019 | 255,244 | 58,706 |
| Losses generated in 2020 | 111,894 | 25,736 |
| Total non-capital loss carryforwards | $ 1,315,209 | $ 302,498 |

Losses generated in the United States on or after January 1, 2018 may be carried forward indefinitely against future taxable income. Tax losses generated before December 31, 2017 may be carried forward for a 20 year period.

As at December 31, 2022 the Company had $231.0 million (2021 - $262.0 million) of deductible temporary differences in the United States that have not been recognized.

As at December 31, 2022, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in Trinidad. The loss carryforwards total $69.8 million (2021 - $59.8 million), which result in a deferred income tax asset of $24.4 million (2021 - $20.9 million). The losses generated in Trinidad may be carried forward indefinitely against future taxable income.

As at December 31, 2022, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in New Zealand. The loss carryforwards total $6.5 million (2021 - nil), which result in a deferred income tax asset of $1.8 million (2021 - nil). The losses generated in New Zealand may be carried forward indefinitely against future taxable income.

As at December 31, 2022, deferred income tax assets have been recognized in respect of non-capital loss carryforwards generated in Canada. The loss carryforwards total $120.8 million (2021 - $167.8 million), which result in a deferred income tax asset of $29.6 million (2021 - $41.0 million). The losses were generated in 2020 and can be carried forward 20 years against future taxable income.

(ii) Analysis of the change in deferred income tax assets and liabilities:

| | 2022 | | | 2021 | | |
|---|---|---|---|---|---|---|
| | Net | Deferred tax assets | Deferred tax liabilities | Net | Deferred tax assets | Deferred tax liabilities |
| Balance, January 1 | $ (114,536) | $ 98,169 | $ (212,705) | $ (75,868) | $ 137,524 | $ (213,392) |
| Deferred income tax recovery included in net income | 7,719 | 22,578 | (14,859) | 5,340 | (592) | 5,932 |
| Deferred income tax recovery (expense) included in other comprehensive income | (72,440) | (74,394) | 1,954 | (42,919) | (38,763) | (4,156) |
| Other | (1,386) | — | (1,386) | (1,089) | — | (1,089) |
| Balance, December 31 | $ (180,643) | $ 46,353 | $ (226,996) | $ (114,536) | $ 98,169 | $ (212,705) |

# 17. Supplemental cash flow information:

**a) Changes in non-cash working capital:**

Changes in non-cash working capital for the years ended December 31, 2022 and 2021 are as follows:

| For the years ended December 31 | | 2022 | | 2021 |
|---|---|---|---|---|
| Changes in non-cash working capital: | | | | |
| Trade and other receivables | $ | 50,442 | $ | (139,367) |
| Inventories | | 19,785 | | (150,860) |
| Prepaid expenses | | (2,622) | | (2,217) |
| Trade, other payables and accrued liabilities | | (46,751) | | 234,998 |
| | | 20,854 | | (57,446) |
| Adjustments for items not having a cash effect and working capital changes relating to taxes and interest paid and received | | 59,283 | | (31,924) |
| Changes in non-cash working capital | $ | 80,137 | $ | (89,370) |
| These changes relate to the following activities: | | | | |
| Operating | $ | 54,122 | $ | (83,109) |
| Financing | | 1,771 | | 1,350 |
| Investing | | 24,244 | | (7,611) |
| Changes in non-cash working capital | $ | 80,137 | $ | (89,370) |

**b) Reconciliation of movements in liabilities to cash flows arising from financing activities:**

| | | Long term debt (note 8) | | Lease obligations (note 9) |
|---|---|---|---|---|
| Balance at December 31, 2021 | $ | 2,158,192 | $ | 717,101 |
| Changes from financing cash flows | | | | |
| Repayment of long-term debt and financing fees | | (9,151) | | — |
| Payment of lease obligations | | — | | (105,863) |
| Total changes from financing cash flows | | (9,151) | | (105,863) |
| Liability-related other changes | | | | |
| Finance costs | | 2,472 | | — |
| New lease obligations | | — | | 262,470 |
| Other | | — | | (3,545) |
| Total liability-related other changes | | 2,472 | | 258,925 |
| Balance at December 31, 2022 | $ | 2,151,513 | $ | 870,163 |

## 18. Capital disclosures:

The Company's objective in managing liquidity and capital is to safeguard the Company's ability to continue as a going concern and to provide financial capacity and flexibility to meet its strategic objectives, with a focus on cash preservation and liquidity.

| As at | Dec 31 2022 | Dec 31 2021 |
|---|---|---|
| Liquidity: | | |
| Cash and cash equivalents | $ 857,747 | $ 932,069 |
| Undrawn credit facility | 300,000 | 300,000 |
| Undrawn G3 construction facility | 300,000 | 600,000 |
| Total liquidity | $ 1,457,747 | $ 1,832,069 |
| Capitalization: | | |
| Unsecured notes, including current portion | 1,983,374 | 1,981,199 |
| Other limited recourse debt facilities, including current portion | 168,139 | 176,993 |
| Total debt | 2,151,513 | 2,158,192 |
| Non-controlling interests | 317,444 | 271,155 |
| Shareholders' equity | 2,112,013 | 1,683,576 |
| Total capitalization | $ 4,580,970 | $ 4,112,923 |
| Total debt to capitalization [1] | 47% | 52% |
| Net debt to capitalization [2] | 35% | 39% |

[1] Total debt (including Other limited recourse debt facilities) divided by total capitalization.

[2] Total debt (including Other limited recourse debt facilities) less cash and cash equivalents divided by total capitalization less cash and cash equivalents.

The Company manages its liquidity and capital structure and makes adjustments to it in light of changes to economic conditions, the underlying risks inherent in its operations and capital requirements to maintain and grow its operations. The strategies employed by the Company may include the issue or repayment of general corporate debt, the issue of project debt, private placements by limited recourse subsidiaries, the issue of equity, the payment of dividends and the repurchase of shares.

The Company is not subject to any statutory capital requirements and has no commitments to sell or otherwise issue common shares except pursuant to outstanding employee stock options.

The Company has access to a $300 million committed revolving credit facility expiring in July 2026, and a non-revolving construction facility for the Geismar 3 project expiring in July 2025. Both facilities are with a syndicate of highly rated financial institutions. During the year ended December 31, 2022, the non-revolving construction facility was reduced from $600 million to $300 million. The credit facilities are subject to certain financial covenants (note 8).

## 19. Financial instruments:

Financial instruments are either measured at amortized cost or fair value.

In the normal course of business, the Company's assets, liabilities and forecasted transactions, as reported in U.S. dollars, are impacted by various market risks including, but not limited to, natural gas prices and currency exchange rates. The time frame and manner in which the Company manages those risks varies for each item based on the Company's assessment of the risk and the available alternatives for mitigating risks.

The Company uses derivatives as part of its risk management program to mitigate variability associated with changing market values. Changes in the fair value of derivative financial instruments are recorded in earnings unless the instruments are designated as cash flow hedges, in which case the changes in fair value are recorded in other comprehensive income and are reclassified to profit or loss or accumulated other comprehensive income (loss) when the underlying hedged transaction is recognized in earnings or inventory. The Company designates as cash flow hedges certain derivative financial instruments to hedge its risk exposure to fluctuations in natural gas prices and to hedge its risk exposure to fluctuations on certain foreign-currency-denominated transactions.

The following table provides the carrying value of each category of financial assets and liabilities and the related balance sheet item:

| As at | | Dec 31 2022 | | Dec 31 2021 |
|---|---|---|---|---|
| Financial assets: | | | | |
| Financial assets measured at fair value: | | | | |
| Derivative instruments designated as cash flow hedges [1] | $ | 322,748 | $ | 56,802 |
| Fair value of Egypt gas supply contract derivative [2] | | 11,220 | | — |
| Financial assets not measured at fair value: | | | | |
| Cash and cash equivalents | | 857,747 | | 932,069 |
| Trade and other receivables, excluding tax receivable | | 488,184 | | 540,891 |
| Restricted cash included in other assets | | 14,349 | | 13,053 |
| Total financial assets [3] | $ | 1,694,248 | $ | 1,542,815 |
| Financial liabilities: | | | | |
| Financial liabilities measured at fair value: | | | | |
| Derivative instruments designated as cash flow hedges [1] | $ | 8,466 | $ | 60,098 |
| Financial liabilities not measured at fair value: | | | | |
| Trade, other payables and accrued liabilities, excluding tax payable | | 656,010 | | 660,475 |
| Lease obligations, including current portion | | 870,163 | | 717,101 |
| Long-term debt, including current portion | | 2,151,513 | | 2,158,192 |
| Land mortgage | | 28,514 | | 28,985 |
| Total financial liabilities | $ | 3,714,666 | $ | 3,624,851 |

[1] The Geismar and Medicine Hat natural gas hedges and euro foreign currency hedges designated as cash flow hedges are measured at fair value based on industry accepted valuation models and inputs obtained from active markets.

[2] The Egypt natural gas supply contract is measured at fair value using a Monte-Carlo model classified within Level 3 of the fair value hierarchy.

[3] The carrying amount of the financial assets represents the maximum exposure to credit risk at the respective reporting periods.

As at December 31, 2022, all of the financial instruments were recorded on the consolidated statements of financial position at amortized cost with the exception of derivative financial instruments, which were recorded at fair value unless exempted.

The fair value of derivative instruments is determined based on industry-accepted valuation models using market observable inputs and are classified within Level 2 of the fair value hierarchy and those using significant unobservable inputs classified as Level 3. The fair value of all of the Company's derivative contracts as presented in the consolidated statements of financial position are determined based on present values and the discount rates used are adjusted for credit risk. The effective portion of the changes in fair value of derivative financial instruments designated as cash flow hedges is recorded in other comprehensive income. The spot element of forward contracts in the hedging relationships is recorded in other comprehensive income as the change in fair value of cash flow hedges. The change in the fair value of the forward element of forward contracts is recorded in other comprehensive income as the forward element excluded from the hedging relationships. Once a commodity hedge settles, the amount realized during the period and not recognized immediately in the statement of income is reclassified from accumulated other comprehensive income (equity) to inventory and ultimately through cost of goods sold. Foreign currency hedges settled, are realized during the period directly to the statement of income reclassified from the statement of other comprehensive income.

Until settled, the fair value of Level 2 derivative financial instruments will fluctuate based on changes in commodity prices or foreign currency exchange rates and the fair value of Level 3 derivative financial instruments will fluctuate based on changes in the observable and unobservable valuation model inputs.

**North American natural gas forward contracts**

The Company manages its exposure to changes in natural gas prices for a portion of its North American natural gas requirements by executing a number of fixed price forward contracts: both financial and physical.

The Company has entered into forward contracts designated as cash flow hedges to manage its exposure to changes in natural gas prices for Geismar and Medicine Hat. Natural gas is fungible across the Geismar plants. Other costs incurred to transport natural gas from the contracted delivery point, either Henry Hub or AECO, to the relevant production facility represent an insignificant portion of the overall underlying risk and are recognized as incurred outside of the hedging relationship. No hedge ineffectiveness has been recognized in 2022 or 2021.

| As at | Dec 31 2022 | Dec 31 2021 |
|---|---|---|
| Maturities | 2023-2032 | 2022-2032 |
| Notional quantity [1] | 307,900 | 322,880 |
| Notional quantity per day, annualized [1] | 50 - 150 | 50 - 130 |
| Notional amount | $ 1,014,264 | $ 1,053,917 |
| Net fair value | $ 316,008 | $ (3,986) |

[1] In thousands of Million British Thermal Units (mmBtu)

Information regarding the gross amounts of the Company's natural gas forward contracts designated as cash flow hedges in the audited consolidated statements of financial position is as follows:

| As at | Dec 31 2022 | Dec 31 2021 |
|---|---|---|
| Other current assets | $ 32,768 | $ 5,905 |
| Other non-current assets | 289,979 | 50,208 |
| Other current liabilities | (317) | (3,961) |
| Other long-term liabilities | (6,422) | (56,138) |
| Net fair value | $ 316,008 | $ (3,986) |

For the year ended December 31, 2022, the Company reclassified a gain of $55.0 million (2021 - gain of $12.7 million) for natural gas hedge settlements from accumulated other comprehensive income. Realized gains and losses related to settlements of natural gas hedges are presented separately within the Consolidated Statement of Changes in Equity.

**Euro forward exchange contracts**

The Company manages its foreign currency exposure to euro denominated sales by executing a number of forward contracts which it has designated as cash flow hedges for its highly probable forecast euro collections. The Company has elected to designate the spot element of the forward contracts as cash flow hedges. The forward element of the forward contracts are excluded from the designation and only the spot element is considered for the purpose of assessing effectiveness and measuring ineffectiveness. The excluded forward element of the swap contracts will be accounted for as a cost of hedging (transaction cost) to be recognized in profit or loss over the term of the hedging relationships. Ineffectiveness may arise in the hedging relationship due to changes in the timing of the anticipated transactions and/or due to changes in credit risk of the hedging instrument not replicated in the hedged item. No hedge ineffectiveness has been recognized in 2022 or 2021.

As at December 31, 2022, the Company had outstanding forward exchange contracts designated as cash flow hedges to sell a notional amount of 21.1 million euros (2021 - 25.8 million euros). The euro contracts had a negative fair value of $1.7 million included in other current liabilities (2021 - positive fair value of $0.7 million included in other current assets).

For the year ended December 31, 2022, the Company reclassified a gain of $5.7 million (2021 - gain of $1.1 million) for foreign currency hedge settlements from other comprehensive income.

**Changes in cash flow hedges and excluded forward element**

Information regarding the impact of changes in cash flow hedges and cost of hedging reserve in the consolidated statement of comprehensive income is as follows:

| For the years ended December 31 | 2022 | | 2021 |
|---|---|---|---|
| Change in fair value of cash flow hedges | $ | (27,742) $ | 289,824 |
| Forward element excluded from hedging relationships | | 406,029 | (101,401) |
| | $ | 378,287 $ | 188,423 |

The amounts presented in the table above were previously presented separately in the consolidated statements of comprehensive income, but have been presented on a net basis in the consolidated statements of comprehensive income and disclosed separately in the notes to the consolidated financial statements to simplify the presentation for the users of the financial statements.

**Fair value - Level 2 instruments**

The table below shows the nominal cash outflows for derivative hedging instruments including natural gas forward contracts and forward exchange contracts, excluding credit risk adjustments, based upon contracted settlement dates. The amounts reflect the maturity profile of the hedging instruments and are subject to change based on the prevailing market rate at each of the future settlement dates. Financial asset derivative positions, if any, are held with investment-grade counterparties and therefore the settlement day risk exposure is considered to be negligible.

| As at | Dec 31 2022 | | Dec 31 2021 |
|---|---|---|---|
| Within one year | $ | 2,050 $ | 3,854 |
| 1-3 years | | 7,132 | 24,250 |
| 3-5 years | | — | 21,500 |
| More than 5 years | | — | 17,737 |
| | $ | 9,182 $ | 67,341 |

The fair value of the Company's derivative financial instruments as disclosed above are determined based on Bloomberg quoted market prices, which are adjusted for credit risk.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated investment-grade counterparties. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date. The maximum amount that would be at risk if the counterparties to derivative financial instruments with positive fair values failed completely to perform under the contracts was $322.7 million as at December 31, 2022 (2021 - $56.8 million).

The carrying values of the Company's financial instruments approximate their fair values, except as follows:

| As at | December 31, 2022 | | | | December 31, 2021 | | | |
|---|---|---|---|---|---|---|---|---|
| | Carrying value | | Fair value | | Carrying value | | Fair value | |
| Long-term debt excluding deferred financing fees | $ | 2,168,585 | $ | 1,953,932 | $ | 2,177,499 | $ | 2,292,787 |

Long-term debt consists of limited recourse debt facilities and unsecured notes. There is no publicly traded market for the limited recourse debt facilities. The fair value of the limited recourse debt facilities as disclosed on a recurring basis and categorized as Level 2 within the fair value hierarchy is estimated by reference to current market rates as at the reporting date. The fair value of the unsecured notes disclosed on a recurring basis and also categorized as Level 2 within the fair value hierarchy is estimated using quoted prices and yields as at the reporting date. The fair value of the Company's long term debt will fluctuate until maturity.

**Fair value - Level 3 instrument**

The Company holds a long-term natural gas supply contract expiring in 2035 with the Egyptian Natural Gas Holding Company ("EGAS"), a State-Owned enterprise in Egypt. The natural gas supply contract includes a base fixed price plus a premium based on the realized price of methanol for the full volume of natural gas to supply the plant for the remainder of its useful life. The terms of this contract were amended during the third quarter of 2022 to redirect and sell the plant's contracted natural gas for a three-month period (see note 26). The amendment has modified the accounting for the contract resulting in the contract being treated as a derivative measured at fair value.

There is no observable, liquid spot market or forward curve for natural gas in Egypt. In addition, there are limited observable prices for natural gas in Egypt as all natural gas purchases and sales are controlled by the government and the observed prices differ based on the produced output or usage.

Due to the absence of an observable market price for an equivalent or similar contract to measure fair value, the contract's fair value is estimated using a Monte-Carlo model. The Monte-Carlo model includes significant unobservable inputs and as a result is classified within Level 3 of the fair value hierarchy. We consider market participant assumptions in establishing the model inputs and determining fair value, including adjusting the base fixed price and methanol based premium at the valuation date to consider estimates of inflation since contract inception.

At December 31, 2022 the fair value of the derivative associated with the remaining term of the natural gas supply contract is $11.2 million recorded in Other assets. Changes in fair value of the contract are recognized in Finance income and other expenses.

The table presents the Level 3 inputs and the sensitivities of the Monte-Carlo model valuation to changes in these inputs:

| | Sensitivities | | |
| --- | --- | --- | --- |
| Valuation input | Input value or range | Change in input | Resulting change in valuation |
| Methanol price volatility (before impact of mean reversion) | 35% | +/- 5% | $+6/-5 million |
| Methanol price forecast | $330 - $500 per MT | +/- $25 per MT | $+4/-3 million |
| Discount rate | 8.9% | +/- 1% | $+/-1 million |

It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

**20. Financial risk management:**

**a) Market risks:**

The Company's operations consist of the production and sale of methanol. Market fluctuations may result in significant cash flow and profit volatility risk for the Company. Its worldwide operating business as well as its investment and financing activities are affected by changes in methanol and natural gas prices and interest and foreign exchange rates. The Company seeks to manage and control these risks primarily through its regular operating and financing activities and uses derivative instruments to hedge these risks when deemed appropriate. This is not an exhaustive list of all risks, nor will the risk management strategies eliminate these risks.

**Methanol price risk**

The methanol industry is a highly competitive commodity industry and methanol prices fluctuate based on supply and demand fundamentals and other factors. The profitability of the Company is directly related to the market price of methanol. A decline in the market price of methanol could negatively impact the Company's future operations. The Company does not hedge its methanol sales through derivative contracts. The Company manages its methanol price risk, to a certain degree, through natural gas supply contracts that include a variable price component linked to methanol prices, as described below.

### Natural gas price risk

Natural gas is the primary feedstock for the production of methanol. The Company has entered into multi-year natural gas supply contracts for its production facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile that include base and variable price components to reduce the commodity price risk exposure. The variable price component is adjusted by formulas related to methanol prices above a certain level. The Company also has multi-year fixed price natural gas contracts to supply its production facilities in Geismar, Medicine Hat and Chile and natural gas financial hedges in Geismar to manage its exposure to natural gas price risk.

### Interest rate risk

Interest rate risk is the risk that the Company suffers financial loss due to changes in the value of an asset or liability or in the value of future cash flows due to movements in interest rates. The Company's interest rate risk exposure is mainly related to undrawn credit facilities.

| As at | | Dec 31 2022 | | Dec 31 2021 |
|---|---|---|---|---|
| Fixed interest rate debt: | | | | |
| Unsecured notes | $ | 1,983,374 | $ | 1,981,199 |
| Other limited recourse debt facilities | | 168,139 | | 176,993 |
| | $ | 2,151,513 | $ | 2,158,192 |

For fixed interest rate debt, a 1% change in interest rates would result in a change in the fair value of the debt (disclosed in note 19) of approximately $104.8 million as of December 31, 2022 (2021 - $155.1 million).

### Foreign currency risk

The Company's international operations expose the Company to foreign currency exchange risks in the ordinary course of business. Accordingly, the Company has established a policy that provides a framework for foreign currency management and hedging strategies and defines the approved hedging instruments. The Company reviews all significant exposures to foreign currencies arising from operating and investing activities and hedges exposures if deemed appropriate.

The dominant currency in which the Company conducts business is the United States dollar, which is also the reporting currency.

Methanol is a global commodity chemical that is priced in United States dollars. In certain jurisdictions, however, the transaction price is set either quarterly or monthly in the local currency. Accordingly, a portion of the Company's revenue is transacted in Chinese yuan, euros, Canadian dollars and, to a lesser extent, other currencies. For the period from when the price is set in local currency to when the amount due is collected, the Company is exposed to declines in the value of these currencies compared to the United States dollar. The Company also purchases varying quantities of methanol for which the transaction currency is the euro, Chinese yuan and, to a lesser extent, other currencies. In addition, some of the Company's underlying operating costs and capital expenditures are incurred in other currencies. The Company is exposed to increases in the value of these currencies that could have the effect of increasing the United States dollar equivalent of cost of sales and operating expenses and capital expenditures. The Company has elected not to actively manage these exposures at this time except for a portion of the net exposure to euro revenues, which is hedged through forward exchange contracts each quarter when the euro price for methanol is established.

As at December 31, 2022, the Company had a net working capital asset of $69.9 million in non U.S. dollar currencies (2021 - $148.4 million). Each 10% strengthening (weakening) of the U.S. dollar against these currencies would decrease (increase) the value of net working capital and pre-tax cash flows and earnings by approximately $7.0 million (2021 - $14.8 million).

### b) Liquidity risks:

Liquidity risk is the risk that the Company will not have sufficient funds to meet its liabilities, such as the settlement of financial debt and lease obligations and payment to its suppliers. The Company maintains liquidity and makes adjustments to it in light of changes to economic conditions, underlying risks inherent in its operations and capital requirements to maintain and grow its operations. As at December 31, 2022, the Company had a strong liquidity position including a cash and cash equivalents balance of $858 million. In addition, the Company has access to a $300 million committed revolving credit facility, and a $300 million construction credit facility for the Geismar 3 project.

In addition to the above-mentioned sources of liquidity, the Company monitors funding options available in the capital markets, as well as trends in the availability and costs of such funding, with a view to maintaining financial flexibility and limiting refinancing risks.

The expected cash flows of financial liabilities from the date of the balance sheet to the contractual maturity date are as follows:

| As at December 31, 2022 | Carrying amount | Contractual cash flows | 1 year or less | 1-3 years | 3-5 years | More than 5 years |
|---|---|---|---|---|---|---|
| Trade and other payables [1] | $ 641,338 | $ 641,338 | $ 641,338 | $ — | $ — | $ — |
| Lease obligations [2] | 870,163 | 1,151,979 | 156,807 | 264,936 | 206,710 | 523,526 |
| Other long-term liabilities[2] | 28,514 | 55,548 | 2,200 | 4,400 | 4,400 | 44,548 |
| Long-term debt [2] | 2,151,513 | 3,057,230 | 126,373 | 533,974 | 915,014 | 1,481,869 |
| Cash flow hedges [3] | 8,466 | 9,182 | 2,050 | 7,132 | — | — |
| | $ 3,699,994 | $ 4,915,277 | $ 928,768 | $ 810,442 | $ 1,126,124 | $ 2,049,943 |

[1] Excludes tax, accrued interest and euro foreign currency hedges.

[2] Contractual cash flows include contractual interest payments related to debt obligations and lease obligations.

[3] The expected cash flows of hedges are based on current valuations of the expected settlement amounts, which will fluctuate at settlement dependent on the market prices at the future settlement dates

## c) Credit risks:

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of offset exists and also includes the fair values of contracts with individual counterparties that are recorded in the financial statements.

### Trade credit risk

Trade credit risk is defined as an unexpected loss in cash and earnings if the customer is unable to pay its obligations in due time or if the value of the security provided declines. The Company has implemented a credit policy that includes approvals for new customers, annual credit evaluations of all customers and specific approval for any exposures beyond approved limits. The Company employs a variety of risk-mitigation alternatives, including credit insurance, certain contractual rights in the event of deterioration in customer credit quality and various forms of bank and parent company guarantees and letters of credit to upgrade the credit risk to a credit rating equivalent or better than the stand-alone rating of the counterparty. Trade credit losses have historically been minimal and as at December 31, 2022 substantially all of the trade receivables were classified as current.

### Cash and cash equivalents

To manage credit and liquidity risk, the Company's investment policy specifies eligible types of investments, maximum counterparty exposure and minimum credit ratings. Therefore, the Company invests only in highly rated investment-grade instruments that have maturities of three months or less.

### Derivative financial instruments

The Company's hedging policies specify risk management objectives and strategies for undertaking hedge transactions. The policies also include eligible types of derivatives and required transaction approvals, as well as maximum counterparty exposures and minimum credit ratings. The Company does not use derivative financial instruments for trading or speculative purposes.

To manage credit risk, the Company only enters into derivative financial instruments with highly rated investment-grade counterparties. Hedge transactions are reviewed, approved and appropriately documented in accordance with Company policies.

**21. Retirement plans:**

**a) Defined benefit pension plans:**

The Company has non-contributory defined benefit pension plans covering certain employees. The Company does not provide any significant post-retirement benefits other than pension plan benefits. Information concerning the Company's defined benefit pension plans, in aggregate, is as follows:

| As at | Dec 31 2022 | Dec 31 2021 |
|---|---|---|
| Accrued benefit obligations: | | |
| Balance, beginning of year | $ 62,208 | $ 78,810 |
| Current service cost | 2,329 | 3,232 |
| Interest cost on accrued benefit obligations | 2,007 | 1,619 |
| Benefit payments | (5,760) | (9,188) |
| Settlements | — | (123) |
| Actuarial (gain) loss | (4,047) | (7,911) |
| Foreign exchange (gain) loss | (3,151) | (4,231) |
| Balance, end of year | 53,586 | 62,208 |
| Fair values of plan assets: | | |
| Balance, beginning of year | 46,608 | 46,958 |
| Interest income on assets | 1,221 | 1,057 |
| Contributions | 4,457 | 7,528 |
| Benefit payments | (5,760) | (9,188) |
| Return on plan assets | (5,173) | 2 |
| Foreign exchange gain (loss) | (3,006) | 251 |
| Balance, end of year | 38,347 | 46,608 |
| Unfunded status | 15,239 | 15,600 |
| Minimum funding requirement | — | — |
| Defined benefit obligation, net | $ 15,239 | $ 15,600 |

The net defined benefit obligation above is comprised of unfunded retirement obligations and funded retirement net assets from defined benefit pension plans, as follows:

The Company has an unfunded retirement obligation of $19.2 million as at December 31, 2022 (2021 - obligation of $19.5 million) for its employees in Chile that will be funded in accordance with Chilean law. The accrued benefit for the unfunded retirement arrangement in Chile is paid when an employee leaves the Company in accordance with plan terms and Chilean regulations. The Company estimates that it may make benefit payments based on actuarial assumptions related to the unfunded retirement obligation in Chile of $9.7 million in 2023. Actual benefit payments in future periods will fluctuate based on employee retirements.

The Company has a net funded retirement asset of $3.6 million as at December 31, 2022 (2021 - $5.0 million) for certain employees and retirees in Canada and a net funded retirement asset of $0.4 million as at December 31, 2022 (2021 - obligation of $1.1 million) in Europe. The Company estimates that it will make no additional contributions relating to its defined benefit pension plan in Canada and that it will make additional contributions relating to its defined benefit pension plan in Europe of $0.7 million in 2023.

These defined benefit plans expose the Company to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk on the funded plans. Additionally, as the plans provide benefits to plan members predominantly in Canada and Chile, the plans expose the Company to foreign currency risk for funding requirements. The primary long-term risk is that the Company will not have sufficient plan assets and liquidity to meet obligations when they fall due. The weighted average duration of the net defined benefit obligation is 7 years.

The Company's net defined benefit pension plan expense charged to the consolidated statements of income for the years ended December 31, 2022 and 2021 is as follows:

| For the years ended December 31 | | 2022 | | 2021 |
|---|---|---|---|---|
| Net defined benefit pension plan expense: | | | | |
| Current service cost | $ | 2,329 | $ | 3,232 |
| Net interest cost | | 786 | | 562 |
| Cost of settlement | | — | | (123) |
| Total net defined benefit pension plan expense | $ | 3,115 | $ | 3,671 |

The Company's current year actuarial losses, recognized in the consolidated statements of comprehensive income for the years ended December 31, 2022 and 2021, are as follows:

| For the years ended December 31 | | 2022 | | 2021 |
|---|---|---|---|---|
| Actuarial gain (loss) | $ | (726) | $ | 7,499 |

The Company had no minimum funding requirement for the years ended December 31, 2022 and 2021.

The Company uses a December 31 measurement date for its defined benefit pension plans. Actuarial reports for the Company's defined benefit pension plans were prepared by independent actuaries for funding purposes as of December 31, 2019 in Canada. The next actuarial reports for funding purposes for the Company's Canadian defined benefit pension plans are scheduled to be completed as of December 31, 2022.

The discount rate is the most significant actuarial assumption used in accounting for the defined benefit pension plans. As at December 31, 2022, the weighted average discount rate for the defined benefit obligation was 5.1% (2021 - 3.7%). A change of 1% in the weighted average discount rate at the end of the reporting period, while holding all other assumptions constant, would result in a change to the defined benefit obligation of approximately $3.4 million.

The asset allocation for the defined benefit pension plan assets as at December 31, 2022 and 2021 is as follows:

| As at | Dec 31 2022 | Dec 31 2021 |
|---|---|---|
| Equity securities | 20% | 19% |
| Debt securities | 49% | 54% |
| Cash and other short-term securities | 31% | 27% |
| Total | 100% | 100% |

The fair value of the above equity and debt instruments are determined based on quoted market prices in active markets whereas the fair value of cash and other short-term securities are not based on quoted market prices in active markets. The plan assets are held separately from those of the Company in funds under the control of trustees.

**b) Defined contribution pension plans:**

The Company has defined contribution pension plans. The Company's funding obligations under the defined contribution pension plans are limited to making regular payments to the plans, based on a percentage of employee earnings. Total net pension expense for the defined contribution pension plans charged to operations during the year ended December 31, 2022 was $9.7 million (2021 - $9.1 million).

## 22. Commitments and contingencies:

**a) Take-or-pay purchase contracts and related commitments:**

The Company has commitments under take-or-pay contracts to purchase natural gas, to pay for transportation capacity related to the delivery of natural gas and to purchase oxygen and other feedstock requirements for our operating plants and Geismar 3 project up to 2043. The minimum estimated commitment under these contracts, except as noted below, is as follows:

**As at December 31, 2022**

| | 2023 | | 2024 | | 2025 | | 2026 | | 2027 | | Thereafter |
|---|---|---|---|---|---|---|---|---|---|---|---|
| $ | 406,713 | $ | 446,052 | $ | 445,894 | $ | 269,830 | $ | 246,872 | $ | 1,108,607 |

Take-or-pay means that we are obliged to pay for the supplies regardless of whether we take delivery. Such commitments are common in the methanol industry. These contracts generally provide a quantity that is subject to take-or-pay terms that is lower than the maximum quantity that we are entitled to purchase. The amounts disclosed in the table above represent only the minimum take-or-pay quantity.

The natural gas supply contracts for our facilities in New Zealand, Trinidad, Egypt and certain contracts in Chile are take-or-pay contracts denominated in United States dollars and include base and variable price components to manage our commodity price risk exposure. The variable price component of each natural gas contract is adjusted by a formula linked to methanol prices. We believe this pricing relationship enables these facilities to be competitive throughout the methanol price cycle. The amounts disclosed in the table for these contracts represent only the base price component representative of the minimum take-or-pay commitment.

**b) Other commitments:**

The Company has future minimum payments relating primarily to short-term vessel charters, terminal facilities, and other commitments that are not leases, as follows:

**As at December 31, 2022**

| | 2023 | | 2024 | | 2025 | | 2026 | | 2027 | | Thereafter |
|---|---|---|---|---|---|---|---|---|---|---|---|
| $ | 52,235 | $ | 19,718 | $ | 3,107 | $ | 568 | $ | 568 | $ | 1,655 |

**c) Purchased methanol:**

The Company has marketing rights for 100% of the production from its jointly owned plants (the Atlas plant in Trinidad in which it has a 63.1% interest and the plant in Egypt in which it has a 50% interest), which results in purchase commitments of an additional 1.3 million tonnes per year of methanol offtake supply when these plants operate at capacity. As at December 31, 2022, the Company also had commitments to purchase methanol from other suppliers for approximately 0.9 million tonnes for 2023 and 1.1 million tonnes in aggregate thereafter. The pricing under these purchase commitments is referenced to pricing at the time of purchase or sale, and accordingly, no amounts have been included in the table above.

## 23. Related parties:

The Company has interests in significant subsidiaries and joint ventures as follows:

| Name | Country of incorporation | Principal activities | Interest % Dec 31 2022 | Dec 31 2021 |
|---|---|---|---|---|
| **Significant subsidiaries:** | | | | |
| Methanex Asia Pacific Limited | Hong Kong | Marketing & distribution | **100%** | 100% |
| Methanex Services (Shanghai) Co., Ltd. | China | Marketing & distribution | **100%** | 100% |
| Methanex Europe NV | Belgium | Marketing & distribution | **100%** | 100% |
| Methanex Methanol Company, LLC | United States | Marketing & distribution | **100%** | 100% |
| Egyptian Methanex Methanol Company S.A.E. ("Methanex Egypt") | Egypt | Production | **50%** | 50% |
| Methanex Chile SpA | Chile | Production | **100%** | 100% |
| Methanex New Zealand Limited | New Zealand | Production | **100%** | 100% |
| Methanex Trinidad (Titan) Unlimited | Trinidad | Production | **100%** | 100% |
| Methanex USA LLC | United States | Production | **100%** | 100% |
| Methanex Louisiana LLC | United States | Production | **100%** | 100% |
| Waterfront Shipping Limited [1] | Cayman Islands | Shipping | **60%** | 100% |
| **Significant joint ventures:** | | | | |
| Atlas Methanol Company Unlimited [2] | Trinidad | Production | **63.1%** | 63.1% |

[1] On February 1, 2022, we closed the shipping partnership with Mitsui O.S.K. Lines, Ltd. ("MOL") whereby MOL acquired a 40% minority interest in Waterfront Shipping Limited. See note 25.

[2] Summarized financial information for the investment in Atlas is disclosed in note 6.

Transactions between the Company and Atlas are considered related party transactions and are included within the summarized financial information in note 6. Atlas revenue for the year ended December 31, 2022 of $532 million (2021 - $620 million) is a related party transaction included in cost of sales of the Company as Methanex has marketing rights for 100% of the methanol produced by Atlas. Balances outstanding with Atlas as at December 31, 2022 and provided in the summarized financial information in note 6 include receivables owing from Atlas to the Company of $73 million (2021 - $37 million), and payables to Atlas of $198 million (2021 - $211 million). The Company has total loans outstanding to Atlas as at December 31, 2022 of $76 million (2021 - $76 million) which are unsecured and due at maturity.

Remuneration to non-management directors and senior management, which includes the members of the executive leadership team, is as follows:

| For the years ended December 31 | | 2022 | | 2021 |
|---|---|---|---|---|
| Short-term employee benefits | $ | **11,760** | $ | 6,273 |
| Post-employment benefits | | **656** | | 766 |
| Other long-term employee benefits | | **52** | | 53 |
| Share-based compensation expense (recovery) [1] | | **6,142** | | (1,545) |
| Total | $ | **18,610** | $ | 5,547 |

[1] Balance includes realized and unrealized expenses and recoveries from share-based compensation awards granted.

## 24. Non-controlling interests:

Set out below is summarized financial information for each of our subsidiaries that have non-controlling interests. The amounts disclosed are before inter-company eliminations.

| As at | Dec 31, 2022 | | | Dec 31, 2021 | | |
|---|---|---|---|---|---|---|
| | Methanex Egypt | Waterfront Shipping Limited[1] | Total | Methanex Egypt | Vessels[2] | Total |
| Current assets | $ 133,499 | $ 180,227 | $ 313,726 | $ 135,813 | $ 8,646 | $ 144,459 |
| Non-current assets | 557,484 | 806,079 | 1,363,563 | 551,279 | 216,307 | 767,586 |
| Current liabilities | (56,689) | (112,085) | (168,774) | (52,543) | (16,773) | (69,316) |
| Non-current liabilities | (104,101) | (744,936) | (849,037) | (105,600) | (166,119) | (271,719) |
| Net assets | 530,193 | 129,285 | 659,478 | 528,949 | 42,061 | 571,010 |
| Carrying amount of Methanex non-controlling interests | $ 251,949 | $ 65,495 | $ 317,444 | $ 250,813 | $ 20,342 | $ 271,155 |

| For the years ended December 31 | 2022 | | | 2021 | | |
|---|---|---|---|---|---|---|
| | Methanex Egypt | Waterfront Shipping Limited[1] | Total | Methanex Egypt | Vessels[2] | Total |
| Revenue | $ 212,339 | $ 576,810 | $ 789,149 | $ 366,859 | $ 37,949 | $ 404,808 |
| Net and total comprehensive income | 107,375 | 67,670 | 175,045 | 119,260 | 7,092 | 126,352 |
| Net and total comprehensive income attributable to Methanex non-controlling interests | 77,133 | 31,325 | 108,458 | 70,010 | 3,543 | 73,553 |
| Sale of partial interest in non-controlling interests and equity contributions by non-controlling interest | $ — | $ 22,545 | $ 22,545 | $ — | $ 650 | $ 650 |
| Distributions paid to non-controlling interests | $ (75,996) | $ (8,718) | $ (84,714) | $ (91,646) | $ (3,759) | $ (95,405) |

| For the years ended December 31 | 2022 | | | 2021 | | |
|---|---|---|---|---|---|---|
| | Methanex Egypt | Waterfront Shipping Limited[1] | Total | Methanex Egypt | Vessels[2] | Total |
| Cash flows from operating activities | $ 226,647 | $ 94,335 | $ 320,982 | $ 26,049 | $ 27,960 | $ 54,009 |
| Cash flows from (used in) financing activities | (152,806) | (52,796) | (205,602) | (84,382) | 1,399 | (82,983) |
| Cash flows from (used in) investing activities | $ (35,110) | $ 215 | $ (34,895) | $ (4,563) | $ (31,312) | $ (35,875) |

[1] On February 1, 2022, we closed the shipping partnership with Mitsui O.S.K. Lines, Ltd. ("MOL") whereby MOL acquired a 40% minority interest in Waterfront Shipping Limited. See note 25.

[2] Comprised of multiple ocean-going vessels controlled by Waterfront Shipping Limited through less than wholly-owned entities.

## 25. Sale of interest in subsidiary:

In 2022, the Company completed the sale of a 40% equity interest in Waterfront Shipping Limited ("WFS") for cash proceeds of approximately $149 million. The sale reduces the Company's interest in WFS to 60% while retaining control of the consolidated WFS group of companies. The sale has been accounted for as a transaction between equity holders as Methanex controls WFS before and after the transaction and the $126 million gain on sale has been reflected as an increase in shareholders' equity.

## 26. Egypt gas redirection and sale proceeds:

The Company entered into an agreement to redirect and sell the Egypt plant's contracted natural gas during an extended turnaround for a three-month period from late July to late October 2022.

The Company has recognized $118 million ($59 million - attributable to Methanex) for the year ended December 31, 2022 to redirect and sell the contracted natural gas during the diversion period.

# Executive Leadership Team

**Rich Sumner**
*President and*
*Chief Executive Officer*

**Mark Allard**
*Senior Vice President,*
*Low Carbon Solutions*

**Brad Boyd**
*Senior Vice President,*
*Corporate Resources*

**Karine Delbarre**
*Senior Vice President,*
*Global Marketing and Logistics*

**Kevin Maloney**
*Senior Vice President,*
*Corporate Development*

**Gustavo Parra**
*Senior Vice President,*
*Manufacturing*

**Kevin Price**
*Senior Vice President,*
*General Counsel and Corporate Secretary*

**Dean Richardson**
*Senior Vice President, Finance*
*and Chief Financial Officer*

# Board of Directors

**Doug Arnell**
Chair of the Board
*Board member since October 2016*

**Rich Sumner**
President and CEO of Methanex Corporation
*Board member since January 2023*

**Jim Bertram**
Chair of the Human Resources Committee and
Member of the Audit, Finance & Risk Committee
*Board member since October 2018*

**Paul Dobson**
Member of the Audit, Finance & Risk and
Responsible Care Committees
*Board member since April 2019*

**Maureen Howe**
Chair of the Corporate Governance Committee
Member of the Audit, Finance & Risk and
Committee
*Board member since June 2018*

**Robert Kostelnik**
Chair of the Responsible Care Committee
Member of the Human Resources Committee
*Board member since September 2008*

**Leslie O'Donoghue**
Member of the Audit, Finance & Risk and
Responsible Care Committees
*Board member since April 2020*

**Kevin Rodgers**
Member of the Corporate Governance and
Human Resources Committees
*Board member since July 2019*

**Margaret Walker**
Member of the Human Resources and
Responsible Care Committees
*Board member since April 2015*

**Benita Warmbold**
Chair of the Audit, Finance & Risk Committee
Member of the Corporate Governance Committee
*Board member since February 2016*

**Xiaoping Yang**
Member of the Corporate Governance and
Responsible Care Committees
*Board member since January 2022*

# Corporate Information

**Head Office**
**Methanex Corporation**
1800 Waterfront Centre
200 Burrard Street
Vancouver, BC V6C 3M1
Tel 604 661 2600
Fax 604 661 2676

**Toll Free**
1 800 661 8851
*Within North America*

**Web Site**
www.methanex.com

**Sales Inquiries:**
sales@methanex.com

**Transfer Agent**
TSX Trust Company acts as transfer agent and
registrar for Methanex stock and maintains all
primary shareholder records. All inquiries
regarding share transfer requirements, lost
certificates, changes of address, or the
elimination of duplicate mailings should be
directed to TSX Trust Company at: 1 800 387
0825 t*oll free within North America.*

**Annual General Meeting**
The Annual General Meeting will be held at the
head office in Vancouver, British Columbia on
Thursday, April 27, 2023 at 10:00 a.m. (Pacific
Time) with the option to attend virtually. For more
information on how to attend and vote online,
please refer to the Information Circular dated
March 9, 2023.

**Investor Relations Inquiries**
Tel 604 661 2600
invest@methanex.com

**Shares Listed**
Toronto Stock Exchange - MX
NASDAQ Global Select Market -
MEOH

**Annual Information Form (AIF)**
The corporation's AIF can be found
online at *www.sedar.com*.

A copy of the AIF can also be
obtained by contacting our head
office.

**methanex**
the power of agility

# 2022
# Annual
# Report

